Securities and Exchange Commission
                          Washington, D.C. 20549
                        -------------------------


                           Amendment No. 1 to
                            Schedule 13 E-3
                 Transaction Statement Under Section 13(e)
                  of the Securities Exchange Act of 1934
                        -------------------------


                   The American Education Corporation
                          (Name of the Issuer)
                        -------------------------


                   The American Education Corporation
                  (Name of Person(s) Filing Statement)

                Common Stock, Par Value $0.025 Per Share
                    (Title of Class of Securities)

                                02553P101
                  (CUSIP Number of Class of Securities)

                            Jeffrey E. Butler
                            President and CEO
                   The American Education Corporation
                 7506 N. Broadway Extension, Suite 505
                    Oklahoma City, Oklahoma  73116
                             (405) 840-6031
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                        -------------------------

                             with copies to:

                            Jerry A. Warren
                McAfee & Taft A Professional Corporation
                     211 North Robinson, Suite 100
                     Oklahoma City, Oklahoma 73102
                             (405) 235-9621
                        -------------------------


This statement is filed in connection with (check the appropriate box):

a. __ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934.
b. __ The filing of a registration statement under the Securities Act of 1933.
c.  __  A tender offer.
d.   X  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. __

Check the following box if the filing is a final amendment reporting the results of the transaction. __

                       CALCULATION OF FILING FEE

       Transaction Valuation*          Amount of Filing Fee**
       ----------------------          ----------------------
             $453,500                          $90.70

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock based upon the aggregate number of shares owned by holders of less than 2,000 pre-reverse stock split shares and the estimated number of other fractional shares that would result from the forward stock split.
** Determined pursuant to Rule 0-11(b) (1), as amended by multiplying the transaction value of $453,500 by one-fiftieth of one percent.

   Check box if any part of the fee is offset as provided by Section 240.011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. __

     Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:



                             INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by The American Education Corporation (the "Company"), in connection with a proposed going private transaction in which the Company will effect a 1-for-2,000 reverse stock split of its common stock, par value $0.025 per share (the "Reverse Split"). In the Reverse Split, the holders of the Company's common stock will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split.

     Those stockholders who, immediately following the Reverse Split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $1,000 times such fraction of a share and will no longer be stockholders of the Company. Completion of the Reverse Split will result in the Company having less than 300 stockholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the "fair value" of their fractional share under Nevada law.

     Immediately after the completion of the 1-for-2,000 Reverse Split, the Company will conduct a 100-for-1 forward stock split for those stockholders, who following the Reverse Split, continue to hold at least one (1) whole share of Company common stock (the "Forward Split"). The Company does not intend to issue any fractional shares of stock as a result of the Forward Split. Each stockholder who would otherwise be entitled to a fractional share of common stock of the Company following the Forward Split will in lieu thereof be paid an amount in cash equal to $10.00 per share multiplied by such fraction. The Reverse Split and the Forward Split are referred to collectively herein as the "Transaction."

     Under Nevada law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company's Articles of Incorporation to conduct both the Reverse Split and the Forward Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions and no vote is sought in connection with these actions. The Transaction will be conducted upon the terms and subject to the conditions set forth in the Company's disclosure document (the "Disclosure Document").

     The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

ITEM 1.    SUMMARY TERM SHEET.  The information set forth in the
Disclosure Document under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

          (a) Name and Address. The information set forth in the Disclosure Document under the caption "Introduction-Company" is incorporated herein by reference.

          (b) Securities. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

          (d) Dividends. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

          (e)  Prior Public Offerings.  Not applicable.

          (f) Prior Stock Purchases. Pursuant to the terms of a $300,000 loan from the Company to the Company's President, Mr. Jeffrey E. Butler, in 2000, Mr. Butler was entitled to repay the loan by surrendering shares of Company Common Stock at the higher of market value at the time of the loan commitment or at an amount established by a subsequent independent valuation. Accordingly, in the fourth quarter of 2003, Mr. Butler surrendered 200,000 shares of Common Stock at $1.50 per share, the market value on the date of the loan commitment.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

          (a) Name and Address. The American Education Corporation, the subject company, is the filing person of this Schedule 13E-3. The information set forth in the Disclosure Document under the captions "Introduction-Company," "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

          (b) Business and Background of Entities. The information set forth in the Disclosure Document under the caption "Introduction-Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated by reference.

          (c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the captions "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

          (a) Material Terms. The information set forth in the Disclosure Document under the captions "Special Factors," "Other Issues Related to the Transaction - Stockholder Approval," and "Other Issues Related to the Transaction - Material Federal Income Tax Consequences is hereby incorporated by reference."

          (c) Holders of less than one share following the Reverse Split will be cashed out. Stockholders that would receive a fractional share as a result of the forward split will receive cash in lieu of such factional share. Whole shares will not be cashed out.

          (d) The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Dissenters' Rights" is hereby incorporated by reference.

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Access Rights" is hereby incorporated by reference.

          (f)  Eligibility for Listing or Trading.  Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a) The Company is indebted to two major stockholder affiliates, John D. Garber and Janis L. Butler, the wife of Jeffrey Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed to the Company's senior lender and is convertible into the Company's stock at $0.40 per share.

     On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the
Note is due and payable on March 30, 2006 (the "Initial Maturity Date"), subject to the Note Purchaser's option to extend the Initial Maturity Date twelve months to March 30, 2007 (the "Extended Maturity Date"). The Company may not prepay principal or interest on the Note prior to the Initial Maturity Date. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares.
Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights.

     See Item 2(f) concerning a loan transaction between the Company and Mr. Butler.

          (b) Significant corporate events. The Company is currently in negotiations to sell all of the stock of its wholly owned subsidiary, Learning Pathways Limited, a United Kingdom corporation. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

          (c)  Negotiations or contacts. None.

          (e) Agreements involving the subject company's securities. The information set forth in the Disclosure Document under the caption "Introduction - Securities Ownership of Certain Beneficial Owners and Management" is hereby incorporated by reference with respect to the stock option ownership of the Company's officers and directors.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b) Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

          (c)(1) - (c)(8) Plans. The Transaction is a reverse stock split followed immediately by a forward stock split. The information set forth in the Disclosure Document under the captions "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

          (c)(1)  None.

          (c)(2) See the response to Item 5(b) concerning the Company's plans to sell its United Kingdom subsidiary, Learning Pathways Limited. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

          (c)(3)  None.

          (c)(4)  None.

          (c)(5)  None.

          (c)(6)  None.

          (c)(7) The Company intends to file a Certificate of Termination of Registration under Section 12(g)(4) of the Exchange Act as soon as possible after consummation of the Transaction. The information set forth in "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

          (c)(8)  None.


ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a) Purposes. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

          (b) Alternatives. The information set forth in the Disclosure Document under the caption "Special Factors - Alternatives to the Transaction" is hereby incorporated by reference.

          (c) Reasons. The information set forth in the Disclosure Document under the caption "Special Factors - Reasons for the Transaction" is hereby incorporated by reference.

         (d) Effects. The information set forth in the Disclosure Document under the caption "Special Factors - Effects of the Transaction on the Company" is hereby incorporated by reference.

ITEM 8.    FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

          (a) Fairness. We believe the Transaction is fair to unaffiliated stockholders. See "Special Factors - Purpose of the
Transaction."

          (b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption "Special Factors - Factors Considered by the Board of Directors" is incorporated herein by reference.

          (c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Stockholder Approval" is incorporated herein by reference.

          (d) Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose.

          (e) Approval of Directors. All our directors, including the directors who are not our employees, approved the Transaction. See "Special Factors - Purpose of the Transaction."

         (f)  Other Offers.  Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the caption "Special Factors - Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

          (c)  Availability of Documents. Not applicable.

ITEM 10.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Source and Amount of Funds" is incorporated herein by reference.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) Securities Ownership. The information set forth in the Disclosure Document under the caption "Introduction - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

          (b)  Securities Transactions.   None.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

          (d) Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

          (e)  Recommendation of Others.   Not applicable.

ITEM 13.   FINANCIAL INFORMATION.

          (a) Financial information. The information set forth under the caption "Financial and Other Information" in the Disclosure Document is incorporated herein by reference.

          (b)  Pro forma information.  Not applicable.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

          (b) Employees and Corporate Assets. The Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson, have organized and directed the planning of the Transaction and the preparation of this Schedule 13E-3 and the Disclosure Document for use
in consummating the Transaction.   Messrs. Butler and Johnson will guide
the Company through all phases of the Transaction and will perform executive services on behalf of the Company in connection with the Transaction.

ITEM 15.   ADDITIONAL INFORMATION.

          (b) Other material information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

ITEM 16.   EXHIBITS.

          (a)  The Disclosure Document.

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Not applicable.

          (f)  Dissenters Rights Statement.

          (g)  Not applicable.



SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    By:    /s/Jeffrey E. Butler
                                           -----------------------
                                    Name:  Jeffrey E. Butler
                                    Title: President and CEO
                                    Date:  October 18, 2005
                                           -----------------------

                      Exhibit (a) to Schedule 13E-3
                      -----------------------------

                          [Disclosure Document]



              [The American Education Corporation Letterhead]


October 31, 2005


Dear Stockholder,

The American Education Corporation (the "Company") intends to engage in a transaction that will result in termination of the registration of our common stock under the federal securities laws (the "Transaction"). This will eliminate the significant expense required to comply with the reporting and related requirements under such laws. Often referred to as a "going private" transaction, the Transaction will be (1) a reverse split of our common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of the Company issuing fractional shares resulting from the combination, we will pay cash equal to $1,000 multiplied by the fractional share which would otherwise be held by a stockholder who has less than 2,000 pre-reverse split shares (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of our common stock after the Reverse Split (the "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $10.00 multiplied by such fractional share.

After careful consideration, the board of directors of the Company has concluded that the costs associated with being a "public" company are not justified by the benefits. The board of directors has reviewed the Transaction and considered its fairness to unaffiliated stockholders who hold fewer than 2,000 shares as well as those affiliated and unaffiliated stockholders holding 2,000 or more shares and believes that the Transaction is in the best interests of the Company and all of its stockholders. However, in connection with its evaluation, the board of directors did not retain any advisors to render an opinion as to the fairness of the Transaction to our stockholders of the consideration to be received.

Under Nevada law and the Articles of Incorporation of the Company, the board of directors of the Company may amend the Company's Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to conduct both the Reverse Split and the Forward Split without the approval of our stockholders. Therefore, the Company is not seeking stockholder approval for the Transaction and no vote is sought in connection with the Transaction. Under Nevada law, stockholders are entitled to dissenters' appraisal rights in connection with this type of "going private" transaction.

The attached document contains details on the Transaction and we urge you to read it carefully.


Jeffrey E. Butler
President and Chief Executive Officer

-----------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction described herein, passed upon the merits or fairness of the proposed transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is unlawful and a criminal offense. No person is authorized to give any information or to make any representation not contained in this document or related Schedule 13E-3, and if given or made, such information or representation should not be relied upon as having been authorized by us.

-----------------------------------------------------------------------


                           TABLE OF CONTENTS

SUMMARY TERM SHEET..................................................1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...........2
Introduction........................................................3
    The Company.....................................................3
    Company Securities..............................................3
    Security Ownership of Certain Beneficial Owners and Management..3
    Management......................................................3
    Related Party Transactions......................................3
SPECIAL FACTORS.....................................................4
    Purpose of the Transaction......................................4
    Reason for the Transaction......................................5
    Factors Considered by the Board of Directors....................6
    Alternatives to the Transaction.................................8
    Fairness of Transaction.........................................8
    Stockholder Approval...........................................13
    Reports, Opinions, Appraisals and Negotiations.................13
    Access Rights..................................................13
    Reservation....................................................14
    Structure of the Transaction.................................. 14
    Effects of the Transaction on the Company......................15
OTHER ISSUES RELATED TO THE TRANSACTION............................16
    Potential Conflicts of Interest................................16
    Dissenters' Rights.............................................16
    Exchange of Stock Certificates.................................17
    Material Federal Income Tax Consequences.......................17
    Source and Amount of Funds.....................................18
    Source of Funds................................................18
    Expenses.......................................................18
    Borrowed Funds.................................................18
FINANCIAL AND OTHER INFORMATION....................................19



                          SUMMARY TERM SHEET

This summary term sheet highlights selected information from this disclosure document about the proposed transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this Disclosure Document and all of its Exhibits. For your convenience, we have directed your attention to the location in this disclosure document where you can find a more complete discussion of each item listed below.

As used in this disclosure document, "the Company", "we", "ours" and "us" refer to The American Education Corporation, and the "Transaction" refers to the Reverse Split and the Forward Split, together with the related cash payments to the stockholders in lieu of fractional shares of Company common stock.

Reverse Split          -  The Reverse Split will provide for the reduction
                          in the number of authorized shares of common stock from 30,000,000 to 15,000 shares. As a result of the Reverse Split, the common stockholders will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split. In lieu of issuing any fractional shares to stockholders with less than 2,000 pre-Reverse Split shares, we will make a cash payment equal to $0.50 per pre-
                          Reverse Split share to such stockholders.
                          Accordingly, after the Reverse Split,
                          stockholders with less than 2,000 pre-Reverse
                          Split shares will have no further interest in the Company and will become entitled only to a cash payment equal to $1,000 times the fractional share the stockholder would otherwise receive. (See "Special Factors-
                          Structure of the Transaction" beginning on page
                          9).

Forward Split          -  Following the Reverse Split, the Company will
                          affect a 100-for-1 forward stock split for those stockholders who hold at least one whole post-
                          Reverse Split share by increasing the number of authorized shares of common stock from 15,000 to 1,500,000. The Company does not intend to issue any fractional post-Forward Split shares.
                          Instead, each stockholder who would otherwise be entitled to a fractional post-Forward Split share will receive cash in lieu of fractional interests in an amount equal to $10.00 times the fractional interest the stockholder would otherwise receive. (See "Special Factors-
                          Structure of the Transaction" beginning on page
                          9).

Primary Purpose        -  The primary purpose of the Transaction will be
                          to reduce the number of stockholders of record to less than 300, thereby allowing us to elect to "go private" so that we would no longer file reports with the Securities and Exchange
                          Commission, which we would then promptly do (See
                          "Special Factors-Effect of the Transaction" beginning on page 10).

Fairness               -  Our board of directors did not retain any
                          advisors to render an opinion as to the
                          fairness, from a financial standpoint, to our stockholders of the consideration to be received by them in connection with the transaction. The board of directors did review historical prices of the stock and the value the market gives comparable companies and considered the fairness of the transactions to all stockholders. (See
                          "Special Factors-Fairness of Transaction" beginning on page 6).

Recent Trading         -  The following table provides a summary of the
Activities                Company's recent trading activities for each
                          period of the last twelve months:

                                                                Average
                  Period           High Price    Low Price    Daily Volume
             ------------------    ----------    ---------    ------------
             September 30, 2004      $0.55         $0.27          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.50         12,181

Effects               -  Following the completion of the Transaction, each
                         of our remaining stockholders, including affiliates and members of management owning common stock, will own a slightly increased or slightly decreased (depending upon the size of the indicated fraction of a post-Reverse
                         Split share) percentage of the outstanding common stock. We do not anticipate any changes in the Company's board of directors or management following the Transaction. (See "Security
                         Ownership of Certain Beneficial Owners and
                         Management" beginning on page 3. The future business operations of the Company will not change as a result of the Transaction.

Source of Funds       -  The funds for the Transaction will come from the
                         Company's working capital.  (See "Other Issues
                         Related to the Transaction - Source and Amount of
                         Funds" beginning on page 13.)

Tax Consequences      -  Any receipt of cash in the Transaction by
                         stockholders holding pre-Reverse Split shares will be a taxable transaction in the same way as if they sold their shares in the market for the amount of cash received in the Transaction. (See
                         "Special Factors-Material Federal Income Tax
                         Consequences" beginning on page 12).

Stockholder's Right   -  Under Nevada law, the Transaction does not
                         require approval by our stockholders. However, our stockholders are entitled to dissenters' rights of appraisal with respect to the Transaction. (See "Other Issues Related to the
                         Transaction-Dissenters' Rights" on page 11 and "Other Issues Related to the Transaction -
                         Stockholder Approval beginning on page 11).

Reservation           -  The board of directors retains the right to
                         reject the Transaction if it determines that the Transaction is not in the best interest of the Company and its stockholders.


                     CAUTIONARY STATEMENT REGARDING
                       FORWARD LOOKING STATEMENTS

This document contains certain statements that are "forward-looking statements." Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to (i) the Company's strategic plans and ability to benefit from this transaction, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, (iii) industry trends affecting the Company's financial condition or results of operations, (iv) the expenses associated with this transaction, and (v) the number of stockholders following the transaction. Readers of this document are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward looking statements contained in this document will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved. The "safe-harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"), however, do not apply to going-private transactions.

                             INTRODUCTION


The Company

     The American Education Corporation, incorporated under the laws of the state of Nevada, has its principal executive offices at 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116. The Company's telephone number is (405) 840-6031.

Company Securities

     As of September 30, 2005, the Company had 14,133,461 shares of common stock, par value $0.025 per share, issued and outstanding. Information regarding the market for our common stock and dividends paid on our common stock is located at "Item 5-Market for Common Equity and Related Stockholder Matters" of our 2004 Annual Report on Form 10-KSB/A, which is included as Exhibit B to this Disclosure Document (the "Form 10-KSB/A").

Security Ownership of Certain Beneficial Owners and Management

     Information regarding the common stock held by management and persons holding more than 5% of the outstanding common stock of the Company is located at "Item 11-Security Ownership of Certain Beneficial Owners and Management" of our 2004 Annual Report on Form 10-KSB/A, which is included as Exhibit B to this Disclosure Document. The following additional information is provided: The Pennsylvania State University is organized in the state of Pennsylvania and is an institution of higher learning at the post-secondary level. John Garber and Robert Schoolfield are each self-employed as independent investors and have been for more than the last five years.

Management

     Information regarding our board of directors and executive officers is located at "Item 9-Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act" of our Form 10-KSB/A, which is included as Exhibit B to this Disclosure Document. The address of each of the directors and executive officers is 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116.

     No director or executive officer of the Company has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. Each director and executive officer is a citizen of the United States.

Related Party Transactions

     The Company had a note receivable due from its Chief Executive Officer, Jeffrey E. Butler, in the amount of $300,000 that was advanced on October 26, 2000 and due in October of 2003. In 2003 the Board of Directors approved a transaction whereby the note would be paid in full in exchange for 200,000 shares of the Company's common stock owned by Mr. Butler. Mr. Butler's shares were valued for loan repayment purposes at the higher of (i) the market value on the date the loan commitment was made, which was $1.50 per share or (ii) the amount determined by an independent valuation of the of the Company's stock performed in early 2003, which was
0.81 per share.   Accordingly, on the date Mr. Butler surrendered his
shares, October 26, 2003, he was credited with $1.50 per share for loan repayment purposes. The market value of the Company's common stock on that date was $0.60 per share.

     The Company is indebted to two major Stockholder affiliates, John D. Garber and Janis L. Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April, 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible in the Company's common stock at $0.40 per share. Janis L. Butler is the wife of Jeffrey Butler.

                            SPECIAL FACTORS

Background

     The Company has been discussing the possibility of going private as early as 2000 and since that time discussions have resurfaced periodically and informally with the board. These discussions occurred in response to various stockholder suggestions related to the Company's share price, the volatile nature of the market and a growing realization by affiliates and the board of the lack of liquidity for all stockholders on the OTCBB market. Various sales by former officers and directors and non-affiliates caused the Company's total market capitalization to drop to a five year low in December of 2003, which furthered the board's view as to the volatility and lack of liquidity that resulted from being traded on the OTCBB market.

     In 2002, the Sarbanes-Oxley Act was enacted. The requirements of the Sarbanes-Oxley Act clearly required additional legal, accounting, personnel, and other costs to maintain and comply with the regulatory environment. As the expense of compliance became clear, the Company had to consider alternatives that would allow it to continue to operate profitably. Once again the possibility of going private was discussed; however, beginning in late 2001 and continuing into mid 2003, the Company and its industry segment went into a contraction, and the Company's consolidated growth slowed and its profitability was impacted. During this period, going private was not financially possible.

     The Company began to improve its financial performance in 2004, but its subsidiary operations continued to adversely impact the Company's business. Management's main focus at this time was the effort to restructure and possibly close or dispose of various business units. As a result, management and the board had little time to devote to possible privatization until early 2005.

The Company's internal deliberations on this matter and the possibility of the move to privatize the Company were disclosed to the public on April 1, 2005, after private financing was obtained by the Company to increase its working capital. This was the loan in March 2005 from David Smith. Mr. Smith first approached management and the Company's principal stockholders concerning his interest in acquiring a convertible note from the Company. The Company's chief executive officer, Mr. Butler, had an established long-term relationship with Mr. Smith.

     Mr. Smith expressed an interest in investing in the Company as a result of his personal interest in educational technology, knowledge of the industry and the Company. Mr. Smith had recently retired from the non-executive chairmanship of T&F Informa, Ltd., a major British publishing corporation active in various aspects of educational publishing. Prior thereto, he was president of the education division of the major Dutch publishing concern, Wolters Kluwer, NV. Mr. Smith left Wolters Kluwer to become the managing director and chairman of T&F Informa. Prior to joining Wolters Kluwer, Mr. Smith had been a senior executive at Nelson - Thornes, Ltd., a major U.K. based publisher of educational textbooks and software.

     When negotiations with Mr. Smith were at a point where a closing was a reasonable certainty, the Company moved as rapidly as possible to finalize an internal analysis of the privatization transaction.
Alternatives to going private were not discussed at this point because the Company could no longer afford to remain public and the Company's principal stockholders were not interested in a sale of the Company to a third party.

Purpose of the Transaction

     The primary purpose of the Transaction is to reduce our number of stockholders of record to below 300. This, in turn, will enable us, under applicable legal standards, to elect to deregister our securities under the Securities Exchange Act of 1934, thereby "going private." After the Transaction, we intend to deregister as soon as possible, in order to (i) eliminate the costs associated with preparing and filing documents under the 1934 Act with the U.S. Securities and Exchange Commission (the "SEC"),
(ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), relating to internal control over financial reporting, (iii) avoid the requirements of regular mandatory disclosure of our financial information and management analysis not only to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests, and (v) provide greater flexibility in the management and governance of the Company.

     There are no plans to engage in any of the activities set forth in
Section 1000(c)(1)-(c)(8) of Regulation M-A, except as follows: (i) the Company is in negotiations to sell its United Kingdom subsidiary, Learning Pathways Limited, to an unrelated third party, and (ii) the Company intends to deregister with the SEC under Section 12(g) as soon as practicable following the Transaction.

Reason for the Transaction

     We expect to benefit from substantial cost savings as a result of the Transaction and "going private," primarily from avoiding various 1934 Act compliance costs. The Transaction will also allow our management and employees to devote more time and effort to improving our operations by eliminating the time spent complying with the Company's financial reporting requirements under the 1934 Act and managing stockholder relations.

     The legal requirements of public companies, including those recently enacted pursuant to the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. For example, the expenses associated with implementing the additional processes and procedures necessary for compliance with Section 404, which was originally to take effect for our fiscal year 2005, but has now been delayed by the SEC until our fiscal year 2006, and the required attestation of those controls, have been estimated to equal $300,000 including costs related to computer software and hardware, fees to third parties for compliance, planning, assessment, documentation and testing, and the cost of additional accounting personnel to handle the certain responsibilities required by Section 404. Moreover, compliance with Section 404 would inevitably result in a diversion of management time and attention from other duties. Section 404 of the Sarbanes-Oxley Act requires all public companies to develop "internal contracts over financial reporting." "Internal contracts over financial reporting" is defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.. Our management does not believe that we can prudently pay the expense of complying with these legal requirements in light of the fact that we have not realized many of the benefits normally presumed to result from being a publicly traded company (such as the development or existence of an active trading market for and liquidity of our common stock, enhanced corporate image, and the ability to use Company stock to attract, retain and grant incentives to employees).

     We believe that we would save approximately $30,000 per year in costs associated with public filings under the 1934 Act, including legal and accounting fees attributable to such filings. We would also expect reductions in other administrative costs associated with being a public company, including investor relation expenses and annual meeting costs, of at least $20,000.

     The cost savings figures set forth above are only estimates. The actual savings we realize from going private may be higher or lower than such estimates. Estimates of the annual savings to be realized once the Reverse Split is consummated are based upon (i) the actual costs to us of the services and disbursements in each of the categories listed above, and
(ii) the allocation to each category of management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to our publicly reporting company status.

     In addition, although 1934 Act disclosure requirements currently ensure that we provide information about us that the investing public finds useful, the same information is often useful to our competitors and to parties negotiating contracts with us. "Going private" would enable us to shut off the flow of information that our business adversaries can use against us. After we "go private" we intend to provide our remaining stockholders with annual and quarterly financial statements. Additionally, we will continue to have annual stockholders meetings as required by Nevada law.

     Moreover, the Transaction will provide stockholders with fewer than 2,000 pre-Reverse Split shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs in connection with the Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of the Company's common stock.

Factors Considered by the Board of Directors

     In the course of reaching its decision to implement the Transaction, our board of directors considered various factors that would affect both stockholders who retain their interest in the Company and those that would be cashed out. The following factors favoring the Transaction were considered:

     - anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention;

     - the difficulty of recruiting and retaining officers and directors necessary for the Company's continued progress as a result of public company regulatory complexity and potential individual personal exposure, exacerbated by the director's belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company's other financial obligations;

     - the valuation of the Company's securities on the OTCBB for the past three years, as well as the valuations that have been ascribed to other companies in the Company's same market segment within the education industry that are of similar size and relative profitability;

     - the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to the current size of the Company and its negative impact on the competitiveness and potential long-term success of the Company;

     - the public markets provides limited liquidity for all stockholders who wish to sell or trade company securities as evidenced by the table below listing our high and low stock prices and average daily trading volume each quarter for the last twelve months

                                                                Average
                  Period           High Price    Low Price    Daily Volume
             ------------------    ----------    ---------    ------------
             September 30, 2004      $0.55         $0.27          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.50         12,181

     - the trading price range of the Company's securities over a period of three-years immediately preceding the preparation of the offer;

     - the analysis of similar companies, in the same industry with equal to or better than records of financial performance and similar size that had problems in increasing share prices as an OTCBB listed enterprise.

     - the highly concentrated ownership of the company, with approximately 72% of the ownership in the hands of 15 stockholders, indicated the decision by any one of these stockholders to attempt to sell into the OTCBB market for the Company's securities would limit opportunities to other stockholders for share price appreciation and liquidity.

     - the value being paid to the holders of less than 2,000 pre-Reverse Split shares is higher than the market value, based on the $0.48 closing price on June 20, 2005, the day before the announcement of the transaction higher than the $0.39 per share net book value of the common stock on March 31, 2005, which is prior to announcement of the Transaction, higher than the $0.46 weighted average closing price for the 30 trading days ending on June 20, 2005; higher than the $0.41 weighted average closing price for the 60 days ending
       June 20, 2005; and higher than common industry earnings multiples such as 10 times EBIT (earnings before interest and taxes), commonly considered a premium price in mergers and acquisitions in our market segment (based upon reported transactions in industry merger and acquisition advisory services). At December 31, 2004, our EBIT was $344,574 and ten times our EBIT would have been $3,445,740.
       The purchase price at ten times our EBIT would have been $0.24 per share.

     - the issuance by the Company in March, 2005 of debt that is convertible into common stock at $0.463 per share for 863,930.69 shares. This financing was the result of arms-length negotiation with an unaffiliated person with experience in the Company's industry. This recent financing represents the best terms that the Company could secure after discussions with various potential lenders and equity investors; The price per share at which the note may be converted to stock may, however, not be the same price at which the Company's stock could be sold.

     - the ability of smaller stockholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions; and

     - the ability of stockholders wishing to remain stockholders to purchase sufficient shares in advance of the effective date of the Transaction to cause them to own more than 2,000 pre-Reverse Split shares.

     The most weight was given to the historical price performance of the company and its industry OTCBB peers. Approximate equal weighting was given to the other factors.

     The board of directors also considered the following potential adverse factors of the Transaction:

     - following the Transaction, the stockholders holding less than 2,000 shares of common stock before the Reverse Split will cease to hold any equity interest in the Company and will lose their ability to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our common stock before the Transaction to get over the 2,000 share threshold and avoid being cashed out;

     - the market for Company stock will become extremely illiquid or even non-existent after the Transaction; and

     - the payment for fractional shares is a taxable transaction for stockholders.

Alternatives to the Transaction

     The board of directors considered the following alternative transactions to accomplish the reduction in the number of stockholders to fewer than 300 holders of record and then "go private," but ultimately determined the Transaction was the preferred method:

     (a) A cash tender offer - The board of directors believed a cash tender offer would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the "going private" objective. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of common stock and the cost of mounting and completing the tender offer could be significant in relation to the value of the shares of common stock sought to be purchased. Additionally, there was the risk that holders of greater than 2,000 shares would tender their shares, thereby causing us to expend significant amounts of cash and possibly not reduce the number of stockholders to less than 300; and

     (b) A purchase of shares in the open market - The trading market for our common stock is not particularly active; therefore, it would be highly unlikely that shares of common stock could be acquired by us from a sufficient number of record holders to accomplish the "going private" objective. This is especially true because there is no reason to believe that many record holders of fewer than 2,000 shares would be looking to sell their shares in response to open-market bids. Moreover, such a program could be construed as an issuer self-tender offer, resulting in regulatory compliance costs.

Fairness of Transaction

     We did not retain an outside party to provide a report or opinion relating to (i) the fairness of the cash consideration to be paid to unaffiliated stockholders holding fewer than 2,000 pre-Reverse Split shares or would otherwise be entitled to fractional shares as a result of the Forward Split, or (ii) the fairness of the Transaction to the Company and its remaining stockholders. We did, however, take into consideration the historical market price of our stock and comparisons to the market valuation of similar companies in our industry for the three most recent fiscal years as detailed in the table below, along with computations of going concern value, liquidation value and book value. We also reviewed accounting literature from the Financial Accounting Standards Board relating to fair value measurements. Based on a recent analysis of the distribution of our stockholders we believe the Transaction would result in the cash-out of about 907,000 pre-Reverse Split shares of common stock (approximately 6.4% of the total outstanding) for a total cash-out amount of approximately $453,500. However, because holders can continue to buy and sell shares through the effective date of the Transaction, this figure might change. No single account can receive more than $999.50 in payment for its pre-Transaction common stock. No independent committee of the board of directors has reviewed or approved the fairness of the Transaction. No unaffiliated representative acting solely on behalf of the unaffiliated stockholders for the purpose of negotiating the terms of the Transaction or preparing a report concerning the fairness of the Transaction was retained by us or by our unaffiliated directors (indeed, we do not even have any unaffiliated directors). In spite of the absence of an unaffiliated representative acting solely on behalf of the unaffiliated stockholders, the board of directors believe that the Transaction is fair to all stockholders, including our unaffiliated stockholders, for the reasons set forth in the remaining portion of this section.

     We identified two other companies that had similar financial performance characteristics to the Company and we have compared the historical market valuation of these companies to our historical market valuation for the last three fiscal years. In making the selection for comparative analysis, we selected companies that were (i) listed on the Over the Counter Bulletin Board, ("OTCBB") (ii) profitable reporting companies, and (iii) engaged in similar business in the educational technology segment of the educational products industry. These companies were also selected because they are of similar size, and profitability, after the elimination of unusual and one-time events that may have impacted financial performance in a single fiscal year. To simplify the analysis, the number of reported shares outstanding for each of the organizations were mathematically adjusted to reflect the Company's reported 14,133,461 shares outstanding for the year ended December 31, 2004. This adjustment allows us to show a side-by-side comparison of what the per share valuation of each company would be if they had the same number of shares outstanding.

     The following table shows comparative financial information and historical market valuations for the Company, Touchstone Applied Science Associates (TASA), and Siboney Corporation and Subsidiaries (SBON) for the three most recent fiscal years. TASA and SBON were the only two companies selected for comparison with the Company because they are the only two profitable companies in our industry that are listed on the Over-The-Counter Bulletin Board. Additionally, both TASA and SBON are of similar size and profitability to us, excluding certain one-time events, which are specified in the notes to the table below. The analysis in the table below only analyzes historical factors and does not take into account such items as projected earnings, projected cash flows or growth rates. A short description of TASA and SBON is included in the footnotes to the table below.

Comparative Financial Information

Company                         AEDU            TASA            SBON

Fiscal Year Ended            12/31/2004      10/31/2004      12/31/2004

Market Analysis
 Based on Average
 Stock Price
 for Fiscal Year

Volume Weighted
 Average Stock
 Price For Fiscal
 Year                      $       0.41    $       3.11    $       0.36

Stock Shares
 Outstanding at
 Fiscal Year End             14,133,461       2,627,703      17,407,919

Market Cap                 $  5,794,719    $  8,172,156    $  6,266,851

Stock Price at
 Fiscal Year End
 Adjusted to
 14,133,461 Shares         $       0.41    $       0.58    $       0.45


Revenues                   $ 10,399,865    $ 11,185,254    $ 10,182,717

EBIT                       $    344,574    $  1,291,548    $    580,107



Company                         AEDU            TASA            SBON

Fiscal Year Ended            12/31/2003      10/31/2003      12/31/2003

Market Analysis
 Based on Average
 Stock Price
 for Fiscal Year

Volume Weighted
 Average Stock
 Price For Fiscal
 Year                      $       0.35    $       1.13    $       0.24

Stock Shares
 Outstanding at
 Fiscal Year End             14,133,461       2,603,453      17,591,079

Market Cap                 $  4,946,711    $  2,941,902    $  4,221,859

Stock Price at
 Fiscal Year End
 Adjusted to
 14,133,461 Shares         $       0.35    $       0.21    $       0.30


Revenues                   $  8,598,868    $  9,761,638    $  8,752,789

EBIT                       $    535,901    $  1,043,982    $    704,542



Company                         AEDU            TASA            SBON

Fiscal Year Ended            12/31/2002      10/31/2002      12/31/2002

Market Analysis
 Based on Average
 Stock Price
 for Fiscal Year

Volume Weighted
 Average Stock
 Price For Fiscal
 Year                      $       0.16    $       0.92    $       0.36



Stock Shares
 Outstanding at
 Fiscal Year End             14,280,961       2,594,453      16,796,704

Market Cap                 $  2,284,954    $  2,386,897    $  6,046,813

Stock Price at
 Fiscal Year End
 Adjusted to
 14,133,461 Shares         $       0.16    $       0.17    $       0.43


Revenues                   $  8,483,160    $  7,562,468    $  8,902,275

EBIT                       $   (792,855)   $    777,757    $  1,206,187

1. Touchstone Applied Science Associates (TASA) principal activity is to develop, publish and distribute proprietary instructional and assessment products to elementary and secondary schools, colleges and universities throughout the United States. TASA's operations are carried out through two segments: Assessment and Instructional. The Assessment segment designs, develops and evaluates assessment needs for schools, school districts and test and textbook publishers. The Instructional segment designs, publishes and distributes 'consumable' student workbooks for grades K-6 and creates and publishes books, pamphlets and test preparation materials for teachers, students and parents.

2. Siboney Corporation (SBON) is engaged in the publishing of educational software primarily for schools. SBON's educational software is designed for use in teaching reading, language arts, writing, math, science and English as a Second Language for students in grades kindergarten through adult.

3. We have adjusted the outstanding number of shares of TASA and SBON to 14,133,461 shares, which is the number of shares we have outstanding. We made this adjustment to give a clearer picture of the relative per-share values of the companies if the number of outstanding shares of each company were equal.

NOTES: EBIT for The American Education Corporation does not include impairment of subsidiary of $1,150,000 for FY 2004

         EBIT for Touchstone Applied Science Associates does not include gain (loss) from sale/leaseback of assets of $125,439 for FY 2004, $41,813 for FY 2003 and ($14,245) for FY 2002

         EBIT for Siboney Corporation And Subsidiaries does not include Litigation Settlement Expense of $614,949 for FY 2004

         EBIT for Siboney Corporation And Subsidiaries does not include gains from sale of assets of $219,780 for FY 2004


     As can be seen in the table above, the market values companies in our segment of the educational software market similarly, regardless of results of operations. After consideration of the above and other available analytical information, the board has concluded that the OTCBB market, or the public company status for the education industry segment in which the Company is engaged, has not provided the companies or their stockholders with an adequate opportunity for returns and liquidity and, given the history, is not likely to provide these key elements to any investment. This lack of opportunity is irrespective of the individual corporate performance, quality of announcements regarding business developments, analyst support and ongoing public relations expenditures.

     Given the current and increasing cost of remaining public and after careful consideration of the facts revealed in the board's detailed comparative analysis of other public companies, presented above, as well as the above cited "Factors Considered by the Board of Directors", we believe that the Transaction proposed is in the best interest of the remaining stockholders, employees and stakeholders and fair to the holders of less than 2,000 current shares who will no longer have an investment in the Company.

     On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the
Note is due and payable on March 30, 2006 (the "Initial Maturity Date"), subject to the Note Purchaser's option to extend the Initial Maturity Date twelve months to March 30, 2007 (the "Extended Maturity Date"). The Company may not prepay principal or interest on the Note prior to the Initial Maturity Date. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares.
Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights. The purchaser is an experienced, senior-executive level manager with knowledge of the industry. This recent, negotiated transaction is reflective of the value of the Company and the terms of the Note was a factor considered by the board in determining the fairness of the Transaction. However, the price per share at which the Note may be converted to shares of our common stock may not be the same price at which the Company's stock could be sold.

     The cash-out price of $0.50 reflects an 4.2% premium over the per share of $0.48 as reported for the common stock on June 20, 2005, the day before the announcement of the Transaction and a 22% premium over the $0.41 weighted average closing price for the 60 trading days ending on the day before the announcement of the Transaction.

     The weighted average trading price of the Company's common stock for the 30 trading days ending on the day prior to the filing of Amendment No. 1 to Schedule 13E-3 was $0.59 per share. The Company believes that increase in the current trading price of the Company's stock is a result of its stockholders increasing their positions in the Company in anticipation of the Transaction. The Company believes that this consolidation activity has led to increased prices due to the low trading volume of the Company's stock. The Company does not believe the recent trading prices are reflective of the true value of the Company's common stock. The weighted average price for the one-year period prior to the filing of Amendment No. 1 to Schedule 13-E3 was $0.49 per share. All stockholders have dissenters' rights of appraisal, which they can elect if they do not believe the price they are receiving in the Transaction is fair. Please see "Other Issues Related to the Transaction - Dissenters' Rights."

     Liquidation value is what the assets of the Company are worth if sold as a set of assets (rather than as an operating business) after paying off all liabilities of the Company. Using this method, intangible assets are not considered and tangible fixed assets should be considered at fair market value of the depreciated asset. At December 31, 2004, the most the liquidation value of the Company could be was $362,019 or $0.03 per share (Current + Tangible Fixed Assets = $3,246,877 less Total Liabilities = $2,884,858). The cash out price of $0.50 per share reflects a 1,567% premium over the liquidation value per share.

     The book value of the Company at December 31, 2004 was $5,392,714 or
$0.38 per share.    The cash out price of $0.50 per share reflects a 32%
premium over the book value per share.

     We have also reviewed the guidance provided by the Financial Accounting Standards Board ("FASB") in the exposure draft "Fair Value Measurement" to assist in determining what is believed to be a fair transaction for the Company's stockholders. The statement indicates that the best indication of fair value is a quoted stock price in an active market followed by the quoted market price of identical or similar assets or liabilities adjusted for appropriate differences.

     The board of directors believes that the Transaction is fair to all unaffiliated stockholders. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The board of directors believes that the Transaction is procedurally fair to our unaffiliated stockholders because the Transaction is being effected in accordance with all requirements under Nevada law and the stockholders are provided with dissenter's rights of appraisal under Nevada law. In addition, between the date hereof and the effective date of the Transaction, all stockholders of the Company will have an opportunity to buy or sell in the public market a number of pre-Reverse Split shares so that holders who would otherwise be cashed out in whole or in part can continue to be stockholders and continuing holders can also divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some of all or their pre-Reverse Split shares. However, the lack of liquidity in the Over-The-Counter Bulletin Board may limit the ability of stockholders to either buy or sell their shares at a satisfactory price. None of our directors or affiliates is expected to act so as to become a wholly cashed-out stockholder. We believe that, in making their decision to determine the $0.50 pre-Reverse Split cash-out price and the $10.00 per post-Reverse split cash-out price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to the Company and its stockholders.

     We believe the Transaction is fair to unaffiliated stockholders. The Transaction was approved by all of the directors of the Company, including directors who are not employees of the Company.

Stockholder Approval

     Pursuant to Section 78.207 of the Nevada General Corporation Law (Nevada Revised Statutes), a corporation that wants to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval; provided that (i) less than 10% of the outstanding shares are exchanged for cash in lieu of fractional shares, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock.

     We anticipate that the Reverse Split and the Forward Split will result in less than 10% of the common stock of the Company that was outstanding prior to the Reverse Split being exchanged for cash in lieu of fractional shares. Further, the common stock is the only class of stock of the Company that is outstanding. Therefore, Section 78.207 of the Nevada General Corporation Law authorizes the Company to consummate the Reverse Split and the Forward Split without submitting the issue to a vote of the stockholders. The Certificate of Change that the Company must file with the Nevada Secretary of State to effect the Reverse Split and the Forward Split will provide that neither the Reverse Split nor the Forward Split will be effective if they, individually or collectively, result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares. Additionally, in the unlikely event that the Reverse Split and the Forward Split would result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares, the Company will immediately file a subsequent Certificate of Change to its Articles of Incorporation to ensure that the effects of the Reverse Split and the Forward Split have not become effective. In that event, the Company anticipates taking necessary corporate action to obtain stockholder approval of the Transaction.

Reports, Opinions, Appraisals and Negotiations

     The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Transaction

     See also "Other Issues related to the Transaction - Material Federal Income Tax Consequences."

Access Rights

     No provision has been made to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Reservation

     The Company reserves the right to abandon the transaction any time before the filing of the necessary amendments to the Articles of Incorporation with the Nevada Secretary of State. The Company also reserves the right to delay the Transaction for any reason.

Structure of the Transaction

     The Transaction consists of two steps: (i) the Reverse Split (with a cash payment in lieu of receipt by a stockholder of less than 2,000 pre-Reverse Split shares) and (ii) the Forward Split of the common stock (with a cash payment in lieu of fractional shares). The Effective Date will be the date we file the Certificate of Change amending our Articles of Incorporation to reduce the number of authorized shares of common stock to 15,000. We will issue a press release ten days prior to the date we intend to file to give stockholders advance notice of the Transaction. As a result, each stockholder of record or beneficial stockholder on the Effective Date will receive one share of common stock for every 2,000 pre-Reverse Split shares held in his or her account as of the Effective Date. Any stockholder of record who holds fewer than 2,000 pre-Reverse Split shares in his or her account at the time of the Reverse Split (a "Cashed-Out Stockholder") will receive a cash payment on the basis of $0.50 per pre-Reverse Split share and will no longer be a stockholder of the Company after the Transaction.

     Immediately following the Reverse Split and the payment to the Cashed-Out Stockholders, we will affect the Forward Split by amending our Articles of Incorporation to increase the number of authorized shares of common stock to 1,500,000. As a result, all stockholders who are not Cashed-Out Stockholders will receive in the Forward Split, effective on the day after the Reverse Split, 100 shares of common stock for every one share of common stock they held following the Reverse Split. If a stockholder of record would hold a fractional share in his or her account after the Forward Split, such stockholder will receive a cash payment of $10.00 per pre-Forward Split share, or portion thereof, attributable to such fractional share in lieu of receiving such fractional share (a "Partially Cashed-Out Stockholder").

     We intend for the Transaction to treat stockholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Stockholders." However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

     In general, the Transaction can be illustrated by the following examples. The amounts in these examples are gross amounts and do not take into consideration the effect of income tax or tax withholding. See "Material Tax Consequences."

      Hypothetical Scenario                           Result
Mr. Smith is a stockholder who            Instead of receiving a
holds 1,000 shares of common              fractional share of common
stock in his account before               stock immediately after the
the Transaction.                          Reverse Split, Mr. Smith's
                                          shares will be converted into
                                          the right to receive cash.  Mr.
                                          Smith would receive $500 ($0.50
                                          x 1,000 shares).  Note:  If Mr.
                                          Smith wants to continue his
                                          investment in the Company,
                                          before the Effective Date, he
                                          can buy at least 1,000 more
                                          shares.  Mr. Smith would have to
                                          act far enough in advance of the
                                          Transaction so that the purchase
                                          is completed and the additional
                                          shares are credited in his
                                          account by the Effective Date.

Ms. Jones has two separate                Ms. Jones will receive cash
accounts.  As of the                      payments equal to the cash-out
Effective Date, she holds                 price of her common stock in
1,000 shares of common stock              each account instead of
in one account and 1,500 shares           receiving fractional shares.
of common stock in the other.             Ms. Jones would receive two
                                          checks totaling $1,250 ($0.50 x
                                          1,000 shares; and $0.50 x 1,500
                                          shares).  Note:  If Ms. Jones
                                          wants to continue her investment
                                          in the Company, she can
                                          consolidate or transfer her two
                                          accounts before the Effective
                                          Date into an account with at
                                          least 2,000 pre-Reverse Split
                                          shares.  Alternatively, she can
                                          buy at least 1,000 more shares
                                          for the first account and 500
                                          more shares for the second
                                          account, and hold them in her
                                          respective accounts.  She would
                                          have to act far enough in
                                          advance of the Transaction so
                                          that the consolidation or the
                                          purchase is completed by the
                                          Effective Date.

Mr. Walker holds 10,000 shares            After the Transaction,
of common stock as of the                 Mr. Walker will hold 500
Effective Date.                           shares of common stock

Mr. Jackson holds 21,000 shares           In the Reverse Split,
of common stock as of the                 Mr. Jackson's stock is
Effective Date.                           combined into 10.5 shares.
                                          In the Forward Split, the
                                          10.5 shares will be split into
                                          1,050 shares of common stock.

Ms. Harris holds 1,000 shares             We intend for the Transaction
of common stock in street name            to treat stockholders holding
in a brokerage account as of              shares of common stock in
the Effective Date.                       street name  through a nominee
                                          (such as a bank or broker) in
                                          the same manner as stockholders
                                          whose shares are registered in
                                          their names.  Nominees will be
                                          instructed to effect the
                                          Transaction for their beneficial
                                          holders.  If this occurs, Ms.
                                          Harris will receive, through her
                                          broker, a check for $500 ($0.50
                                          x 1,000).  However, nominees may
                                          have a different procedure and
                                          stockholders holding shares of
                                          common stock in street name
                                          should contact their nominees.

Effects of the Transaction

     Our Articles of Incorporation, as amended, currently authorize the issuance of 30,000,000 shares of common stock and 50,000,000 shares of preferred stock, for an aggregate of 80,000,000 shares. As of September 30, 2005, 14,133,461 shares of common stock were outstanding, and no shares of preferred stock were outstanding. Based upon our best estimates, if the Transaction had been consummated as of that date, the number of outstanding shares of common stock would have been reduced by the Transaction from 14,133,461 to approximately 13,227,000. This would have reduced the number of holders of record of common stock from approximately 2,300 to approximately 110 or by approximately 2,190 stockholders of record and would also have reduced our number of street-name stockholders from approximately 800 to approximately 170 or by approximately 630 street-name stockholders.

     Our common stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Transaction, we will have less than 300 holders of record of our publicly-traded common stock, and the requirement that the Company maintain its registration under the 1934 Act will become terminable. Upon the completion of the Transaction, we could, and would, elect to become a "private" company. As a result of the Company's deregistration, our shares of common stock will no longer have an effective trading market, and as a practical matter will no longer be publicly traded or quoted on the over-the-counter market. In addition, following the Transaction we and our insiders will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act. In connection with the proposed Transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

     The Transaction constitutes a part of a "going private" transaction under the U.S. securities laws.

     Based on the aggregate number of shares owned by holders of less than 2,000 pre-Reverse Split shares as of September 30, 2005, and the estimated number of other fractional shares that would result from the Forward Split, we estimate that payments of cash in lieu of the issuance of fractional shares will total approximately $453,500 in the aggregate. No stockholder with a single account can receive more than $999.50.

     The common stock will have a $0.50 par value and the number of authorized common shares will be reduced to 1,500,000 shares following consummation of the Transaction. The conversion price for the outstanding convertible note will change to $8.00 per share for convertible notes other than Mr. Smith's, whose conversion rate will change to $9.26 per share. Also, the excise price of outstanding options will be automatically adjusted under the terms of the stock option agreements to account for the effects of the Transaction.


                 OTHER ISSUES RELATED TO THE TRANSACTION

Potential Conflicts of Interest

     The executive officers and directors of the Company may have interests in the transaction that are different from your interests as a stockholder. The officers and directors of the Company will remain as such and affiliated stockholders, by virtue of the size of their stock holdings, will have a proportionately greater number of shares and voting power.

Dissenters' Rights

     If you hold shares of the Company's common stock and you do not wish to accept the cash payment in lieu of fractional shares, then Chapter 92A, Sections 300 through 500 inclusive, of the Nevada Revised Statutes ("Chapter 92A") provide that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares (exclusive of any appreciation or depreciation in connection with the proposed transactions). The fair value of your shares will be determined as of the day before the Reverse Split.

     Chapter 92A is set forth in its entirety in Exhibit A to this Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

     Within 10 days after the Effective Date of the reverse split and the forward split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that the stockholder must follow to exercise his or her dissenter's rights. In order to remain eligible to exercise dissenters' rights under Chapter 92A, a stockholder must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was mailed:

     - Deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; and

     - Deliver the certificates representing the dissenting shares to the Company in the manner set forth in the Dissenters' Rights Notice.

     Within thirty (30) days after receipt of a demand for payment, the Company shall pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30) days of such payment, (i) notify the Company in writing of his or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments from the Company, or (ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

     If a demand for payment remains unsettled, the Company is required to commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable if the court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

Exchange of Stock Certificates

     UMB Bank, n.a. will serve as exchange agent to receive stock certificates of the Company from and to send cash payments to our stockholders entitled to receive them. A copy of the form of the Company's exchange agent agreement with UMB is included as Exhibit D to this Disclosure Document. Promptly following the effective date of the Transaction, the exchange agent will send a letter of transmittal to each Stockholder which will describe the procedures for surrendering stock certificates in exchange for cash consideration or certificate representing post-Transaction shares. Upon receipt of the certificates and properly completed letters of transmittal, the exchange agent will, within approximately 20 business days, make the appropriate cash payment and, where applicable, deliver the new stock certificates to the remaining stockholders of the Company. No interest will accrue on the cash consideration payable pursuant to the terms of the Transaction.

Material Federal Income Tax Consequences

     The following is a discussion of the material anticipated federal income tax consequences of the Transaction to stockholders of the Company. It should be noted that this discussion is based upon the federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effective.
This discussion does not purport to address all aspects of the range of possible federal income tax consequences of the Transaction and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Transaction under any state, local or foreign tax laws.

     No ruling from the Internal Revenue Service will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Transaction. The Company has not received an opinion of counsel regarding the federal income tax consequences to the Company and its stockholders in connection with the Transaction. However, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

     The board of directors believes that the Transaction will be a tax-free recapitalization to the Company and its continuing stockholders and a taxable transaction to Cashed-Out Stockholders, and, to the extent their fractional shares are cashed out, to Partially Cashed-Out Stockholders, all as further detailed below. If the Reverse Split qualifies as a recapitalization described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized by a stockholder of common stock who is neither a Cashed-Out Stockholder nor a Partially Cashed-Out Stockholder, (ii) any Cashed-Out Stockholder of Partially Cashed-Out Stockholder who receives cash proceeds, which cannot exceed $999.50 for a single stockholder account, from the sale of fractional shares of common stock will recognize a gain or loss equal to the difference, if any, between such proceeds and the basis of its common stock allocated to its fractional share interests, and such gain or loss, if any, will generally constitute capital gain or loss if its fractional share interests are held as capital assets at the time of their sale, (iii) the tax basis of the new common stock received by holders of common stock will be the same as the tax basis of the common stock exchanged therefore, minus (in the case of Partially Cashed-Out Stockholders) the basis allocated to the cashed-out fractional share interest, and (iv) the holding period of the new common stock in the hands of holders of new common stock will include the holding period of their common stock exchanged therefore, provides that such common stock was held as a capital asset immediately before the exchange.

     Certain Cashed-Out Stockholders and Partially Cashed-Out Stockholders may be subject to information reporting with respect to the cash received in exchange for their fractional shares of common stock. If you are subject to information reporting and do not provide appropriate information when requested, you may also be subject to backup withholding at a rate of 28%. Any amount withheld from you under such rules is not an additional tax and may be refunded or credited against your federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

Source and Amount of Funds

Source of Funds

The funds to be used in the transaction (approximated $453,500) will be from working capital and, possibly, the Company's existing line of credit.

Expenses

Following is an itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction.

        Filing Fees                          $90.70
        Legal Fees                           $50,000
        Mailing Expenses                     $5,500
        Printing Costs                       $7,000
        Transfer Agent fees                  $45,100*

     - Includes a transaction fee of $2,500 plus $15 per account that responds (estimated at 2,840 accounts).

The Company has paid or will be responsible for paying any or all expenses related to the Transaction.

Borrowed Funds

If any borrowed funds are used as a part of the cost of this transaction, they will come from the Company's line of credit with UMB Bank, N.A. The Company has a $450,000 line of credit with a bank that was renewed on March 31, 2005 and matures on March 31, 2006. Interest is at the bank's prime rate plus 2.5% (currently 8.75%) paid monthly. The principal is due at maturity. The loan is collateralized by accounts receivable and inventory.



                      FINANCIAL AND OTHER INFORMATION

     Our historical financial information is located at "Item 6 - Management's Discussion and Analysis or Plan of Operation;" "Item 7 - Financial Statements;" "Item 8 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure" of our Amended Form 10-KSB/A, which is included as Exhibit B to this Disclosure Document, and our Quarterly Report on Form 10-QSB, which is included as Exhibit C to this Disclosure Document. Our ratio of earnings to fixed charges for the last two fiscal years and the six months ended June 30, 2005 is shown below:

              Period                  Earnings      Fixed Charges    Ratio
     Year ended December 31 2003     $  932,445       $134,081        6.95
     Year ended December 31, 2004    $1,349,798        145,182        9.30
     Six months ended June 30, 2005   ($357,054)        68,863       (5.18)(1)

(1) The deficiency of $425,917 resulted from the write-off of $1,215,015 of goodwill during the period.


                     EXHIBIT A TO DISCLOSURE DOCUMENT
                     --------------------------------

             Nevada Revised Statutes Sections 92A.300-92A.500

      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
      (Added to NRS by 1995, 2086)

      NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
      (Added to NRS by 1995, 2087)

      NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.
      (Added to NRS by 1995, 2087)

      NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
      (Added to NRS by 1995, 2087; A 1999, 1631)

      NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (Added to NRS by 1995, 2087)

      NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.
      (Added to NRS by 1995, 2087)

      NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.
      (Added to NRS by 1995, 2087)

      NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
      (Added to NRS by 1995, 2087)

      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
      (Added to NRS by 1995, 2087)

      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
      (Added to NRS by 1995, 2088)

      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
      (Added to NRS by 1995, 2088)

      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.
      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
      (Added to NRS by 1995, 2088)

      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
      1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
          (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or
          (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.
      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
      (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)

      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or
      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
          (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:
              (I) The surviving or acquiring entity; or
              (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or
          (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).
      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
      (Added to NRS by 1995, 2088)

      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:
      (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
      (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
      (Added to NRS by 1995, 2089)

      NRS 92A.410 Notification of stockholders regarding right of dissent.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.
      (Added to NRS by 1995, 2089; A 1997, 730)

      NRS 92A.420  Prerequisites to demand for payment for shares.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:
      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
      (b) Must not vote his shares in favor of the proposed action.
      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2089; 1999, 1631)

      NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.
      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.
      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;
      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
      (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.
      (Added to NRS by 1995, 2089)

      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.
      1.  A stockholder to whom a dissenter's notice is sent must:
      (a) Demand payment;
      (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and
      (c) Deposit his certificates, if any, in accordance with the terms of the notice.
      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      (Added to NRS by 1995, 2090)

      NRS 92A.460  Payment for shares: General requirements.
      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
      (a) Of the county where the corporation's registered office is located; or
      (b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
      2.  The payment must be accompanied by:
      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;
      (b) A statement of the subject corporation's estimate of the fair value of the shares;
      (c) An explanation of how the interest was calculated;
      (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and
      (e) A copy of NRS 92A.300 to 92A.500, inclusive.
      (Added to NRS by 1995, 2090)

      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.
      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.
      (Added to NRS by 1995, 2091)

      NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.
      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.
      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
      (Added to NRS by 1995, 2091)

      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:
      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
      (Added to NRS by 1995, 2091)

      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.
      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.
      (Added to NRS by 1995, 2092)


EXHIBIT B - 10-KSB/A

FORM 10-KSB/A

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES ACT OF 1934

For the Transition Period from  ________ to ________

Commission File #0-11078

                   THE AMERICAN EDUCATION CORPORATION
              --------------------------------------------
             (Name of Small Business issuer in its charter)

            Nevada                               73-1621446
-------------------------------    ------------------------------------
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

   7506 N. Broadway Extension, Suite 505, Oklahoma City, OK  73116
   ---------------------------------------------------------------
    (Address of principal executive offices ) (Zip Code)

                             (405) 840-6031
                       ---------------------------
                       (Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $.025 per share

Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.
                                                        YES  X  NO___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as
defined in Rule 12b-2 of the Exchange Act.)                YES___  NO X

Revenues for the year ended December 31, 2004:                 $10,186,517

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past sixty days:
$4,333,544 based on 7,471,627 shares at $.58 per share, the last sale price of the common stock on August 25, 2005. (For purposes of calculating this amount only, all the directors and executive officers of the issuer have been treated as affiliates.)

Number of shares of the issuer's common stock outstanding as of August 25, 2005: 14,133,461

Transitional Small Business Disclosure Format       YES____NO  X



TABLE OF CONTENTS TO FORM 10-KSB/A


PART I


                                                           Page Number


Item 1     Description of Business                               3
Item 2     Description of Property                              12
Item 3     Legal Proceedings                                    12
Item 4     Submission of Matters to a Vote of Security Holders  12



PART II


Item 5     Market for Common Stock and Related Stockholder
           Matters                                              13
Item 6     Management's Discussion and Analysis or Plan
           of Operation                                         14
Item 7     Financial Statements                                 17
Item 8     Changes In and Disagreements with Accountants on
           Accounting and Financial Disclosure                  17
Item 8A    Controls and Procedures                              17
Item 8B    Other Information                                    17


PART III


Item 9     Directors, Executive Officers, Promoters, and
           Control Persons; Compliance with Section 16(a) of
           the Exchange Act                                     18
Item 10    Executive Compensation                               19
Item 11    Security Ownership of Certain Beneficial Owners
           and Management and Related Stockholder Matters       21
Item 12    Certain Relationships and Related Transactions       22
Item 13    Exhibits                                             23
Item 14    Principal Accountant Fees and Services               24


THE AMERICAN EDUCATION CORPORATION


FORM 10-KSB/A


PART I
------


Item 1.  Description of Business.
-------  ------------------------

The Company's Business
----------------------

The Company's primary business is the development and marketing of educational software to elementary, middle and secondary schools, adult literacy centers and vocational, junior and community colleges. The Company develops software for Windows, registered, Macintosh,registered, Unix, registered, and Linux, registered, operating systems. From 1995 to 2001, the Company's revenues were primarily derived from the sale of its principal product family, the A+dvanced Learning System, registered, Version 2.15, a comprehensive courseware offering developed by the Company. In early 2001, the Company released the A+nyWhere Learning System, registered, V 3.0 ("A+LS", registered), a Java, trademark, based program designed to be the Company's future delivery platform for its extensive grade level 1-12 educational content and assessment tools. The new A+nyWhere Learning System, registered, V 3.0, and the browser-based version, A+nyWhere Learning System, registered, V 4.0, accounted for over eighty percent of the Company's total revenues at the close of fiscal 2004, while the A+dvanced Learning System Version 2.15 accounted for less than twenty percent of the Company's total revenues. A significant body of historically generated data demonstrates the educational effectiveness of the Company's products and their instructional design. In accordance with the No Child Left Behind Act of 2001, the Company has conducted a series of formal effectiveness studies to better inform its school customers of the potential performance of the Company's products. These studies, which have been independently reviewed, have established that the Company's instructional design is effective in a range of instructional settings and grade levels. The Company is currently engaged in additional scientifically-based research studies to continue to compile data regarding the effectiveness of the Company's products as its product offerings are upgraded and expanded.

The Company acquired two businesses in 1998, Projected Learning Programs, Inc. ("PLP") and Learning Pathways, Limited ("LPL"). In 2001, management elected to wind down and ultimately discontinue the catalog selling operations conducted through the PLP subsidiary as a result of the marketplace moving to increasing use of the Internet and the cash expenditures required to operate a catalogue sales business. LPL, the Company's Derby, United Kingdom subsidiary was acquired in late 1998. In the latter part of 2000, LPL substantially completed the process of converting the Company's A+LS, trademark, curriculum content to a product presentation suitable for British educators and schools. LPL also undertook the development of new UK-specific content that was focused on the UK's new literacy and numeracy instructional requirements during 2001. Significant portions of this new product offering were completed and substantially released to the UK school market during the 2001 fiscal year. From 2002 through the year ended December 31, 2004, the marketplace in the UK became more competitive while receiving less funds for the technology and products produced by LPL. As a result, a pattern of continuing and sustained losses were recorded. Management elected to write off the remaining goodwill and the Company's investment in this subsidiary in fiscal 2004 and in this amendment to Form 10-KSB has classified LPL as a discontinued operation.

The Company purchased Dolphin, Inc., ("Dolphin") in December 1999. Dolphin is an established, 14 year-old developer of educational software for many of the world's leading textbook and electronic publishers. The Company purchased Dolphin to provide additional depth to the Company's development activities and, through its ongoing industry contacts, to assist the Company in initiating partnering opportunities in the areas of content development, marketing and business development with major textbook and assessment testing publishers.

The Company internally develops software and content and licenses, to a limited extent, software or content from third parties for inclusion in its products for the school market. The Company utilizes an in-house programming staff and limited, external contract services to develop software technology. The Company is the primary developer of its curriculum content and employs full-time educational professionals to assist in this electronic publishing effort. The Company also makes extensive use of contract services to secure the specialized educator skills that are necessary to publish the wide range of subject matter and grade level content required by the Company's comprehensive product offering, and to ensure their correlation to state and other educational standards.

The Company's products are sold through school dealers, an in-house employee telephone sales force and through direct mail programs. The Company's products are sold for use in elementary, middle and high schools, libraries, adult learning centers, correctional institutions, community colleges, universities, private industry, and to a limited extent, for home-based schooling.

The use of computers, software and the Internet as educational and instructional aids in the nation's schools is the major focus of the Company's marketing strategy. The Company's marketing plan calls for separate promotional efforts to be directed toward the various segments of the school market and channels of distribution that provide specialized market access. Currently, the Company utilizes an in-house employee sales force and a national network of independent school dealers to market its products to schools. Each independent school dealer generally covers a geographically limited territory such as a single state. Other marketing efforts are executed through business partners as well as direct mail to the school and library markets. The Company utilizes a direct company-employed sales force and independent representatives to market its products in the UK.

The Company is a technology-based business and is actively developing diagnostic and prescriptive assessment testing and curriculum software applications to facilitate the delivery of its assessment testing and instructional content in a networked environment, which includes the Internet. A significant percentage of the Company's current revenues are derived from product sales to schools that deliver curriculum content on a local area network ("LAN") within a single school site. The rapid adoption of wide-area networks ("WAN"), and increased Internet usage, or online delivery of the Company's products, are growing as a percentage of the Company's revenues. In late 2000, the Company began the testing and delivery of its content online. As a result of the availability of the browser-based version, A+nyWhere Learning System V4.0, the Company, at December 31, 2004, had 218 schools in 31 states using online curriculum content for both school and home-based students. Online delivery of content is a rapidly growing element of the Company's business and the number of institutions under contract to the Company grew from 27 schools in 2001 to 218 schools in 2004, a 707% increase. These users are largely supported by company-maintained Tier 1 data facilities in Oklahoma City at the Perimeter Technology Center, Inc., and at the Vericenter, Inc. facility in Dallas, TX. Management believes that it has in place the development of technology and programs to allow it to capitalize on the forecasted, rapid changes in the structure of the marketplace for the delivery of electronic-based instruction that will be required by school districts in future years.

Principal Products
------------------

Educational Software
--------------------

The Company engages in extensive efforts to develop new programming technology as well as new instructional content and academic skills assessment tools. As a result of this effort, the Company now supports all contemporary Macintosh, Windows, Novell, Unix and Linux operating systems with one of the largest curriculum offerings in the core subject areas for grade levels 1-12. The Company now publishes under its various A+, registered, brands 176 separate software titles and has another 14 titles in revision or development for release in 2005, including a Kindergarten-level emergent reading program. All of the Company's currently released products carry 2001 or later copyrights reflecting the Company's commitment not only to development of content but also keeping its products up to date.

There is a growing use of LAN, WAN and Internet technologies in schools and school districts to provide educational content to students and the Company provides these schools with software designed to perform in these environments. The Company's educational software for the elementary, middle and high school markets is designed for use in classroom instruction and provides an array of educator tools and resources to assist schools in meeting performance improvement objectives. The Company's products for schools are designed for the professional educator and feature a management function, which records assessment and student activity data for both individual student and class performance measurement. This management function also provides for a wide range of performance reports, lesson materials, tests and assignments that are required to meet the No Child Left Behind Act of 2001 initiative of the Federal Government. A hallmark feature of the Company's products is a unique authoring tool, which allows the educator to add, modify and expand the graphics, text and incorporate the use of the Internet content to the curriculum coursework provided by the Company. The Company's software is correlated to over 96 major national and state standards so that educators can develop specific lesson plans to assist students with a course of study that is directly related to specific state or national learning objectives, or to correct individual student skill deficiencies. The Company's computer software products are carefully designed to be utilized by individuals without extensive computer experience.

In an industry where there are in excess of 300 educational software publishers, the Company has developed a distinctive niche in the form of its content, delivery, instructional design and assessment tools. This approach features high educational value and extensive content that is highly correlated to the leading states' desired learning outcomes, national educational objectives and major, adopted textbook series. The Company has concentrated on a design of its products that offers educational content substance that is highly specific to grade and age level. These are delivered to the student by a Learning Management System ("LMS") that allows full educator control of the content delivery rather than an approach controlled by the software. Various software tools, such as the Company's products for assessment and instruction, allow the use of the Internet as a source of content at the school's or individual teacher's option. It also provides educators with the means to effectively utilize the Company's products as a comprehensive supplemental instructional solution designed to address individual student skill deficiencies that may be identified by the Company's assessment tools. In addition, the Company's product design is modular so that each title sold by the Company has an integral LMS function. This management function is shared so that new software titles purchased by a customer utilize preexisting A+LS class and student records that have been previously established. This feature allows schools to add additional content and titles or updated versions simply and easily.

The No Child Left Behind Act of 2001 initiative places significant emphasis on spending federal funds on programs that have been shown to work using "scientifically-based" research. The Company's A+ brands in various versions are supported by a body of research that validates the Company's instructional design. In 2003, the Company amplified its ongoing efforts to establish programs to document through rigorous, systematic and objective procedures the educational effectiveness of its products. The Company has published various white papers to document completed studies of product performance in schools and has engaged the Institute for the Advancement of Research in Education at Appalachian Educational Laboratory, ("AEL"), Charleston, WV to assist the Company in continuing to refine its design for future scientifically-based research, provide independent review of completed studies; and the publication of the results of these efforts. A total of nine studies have been undertaken and four have been published and submitted to various industry publications.

The majority of the Company's installed base is deployed in a LAN environment as an LMS. The LMS allows teachers and school administrators to monitor and analyze student performance, which is increasingly important in the wake of the No Child Left Behind Act of 2001 initiative which emphasizes school accountability. This approach provides complete district, school and educator control of class and student lesson assignments, an individualized path of study, skills assessment, authoring, testing, reporting and the integration of third-party and Internet-based content. The A+LS product family's capabilities and its range of reporting, and documentation of individual student performance and progress assist the educator in directing the use, and understanding the effectiveness, of instruction, while improving the efficiency of the learning process. Management believes that fewer than six companies in the educational software industry provide a comprehensive, fully-managed instructional LMS software solution that is comparable to the products provided by the Company.

A+nyWhere Learning System, registered, Versions 3.0 and 4.0
-----------------------------------------------------------

The A+nyWhere Learning System makes use of standardized Structured Query Language ("SQL") and Open Database Connectivity ("ODBC") technology to ensure transferability of student data between the system and the existing customer databases. The powerful class and student management features of this product provide the means to link and transfer student data to most school and district central records. These features also include the ability to dynamically assess student capabilities against specific individual state standards, and to prescribe individualized instructional plans based on such assessments. The system can be an important element in providing the data needed to measure Adequate Yearly Progress (AYP) as required by the No Child Left Behind Act of 2001.

From an educational content perspective, A+LS, Version 3.0 has been designed as a comprehensive grade level 1-12 core curriculum solution. It is a product family comprised of 176 subject titles that provide for an interactive multimedia instructional environment with extensive sound and graphics. Major subject areas covered are: reading, writing, mathematics, science, history, geography and language arts. Each ascending grade level subject title of the Company's content presents increasingly more complex concepts that provide overlapping subject matter reinforcement by grade level. As a body of published work, it is one of the most extensive in the industry for the elementary, middle and secondary grade levels.
A+LS's content is divided into subject titles, each containing a number of lessons. Each lesson contains a number of activities such as study, practice exercises, tests and essay.

These instructional activities are further supported by computer adaptive skill assessment tests for all subject areas and lesson-related activities. This design facilitates the use of the advanced A+LS class and student management system to pretest, posttest, record academic gains, maintain academic performance data and to report on individual student and class activities. This capability is required by schools to simplify and assist in the management and reporting of student academic performance data to comply with certain aspects of the No Child Left Behind Act of 2001. Using tools embedded in the Company's software, educators may select a series of specific lessons across all subject areas to create a curriculum plan for a specific time period, while specifying independent mastery levels for each lesson for a class, group or an individual student. They may also integrate third-party publishers' materials into a specified course of study for enrichment or remediation activities. The product design also permits the development of individualized courses of study as a result of diagnostic testing and prescriptive capabilities designed into A+LS for the at-risk or special education student, which might require specific emphasis to correct skill deficiencies. Approximately 11,000 public and private schools, centers of adult literacy and correctional institutions have adopted appropriate title and subject area components of this product family since its introduction in mid-1995.

During 2004 the Company continued to receive excellent marketplace acceptance of A+nyWhere Learning System Version 4.0, the browser-based version of Version 3.0. This version has most of the features of Version 3.0, but is designed to be delivered in standard Internet browsers. Importantly, Version 4.0 utilizes all of the assessment testing resources of Version 3.0. Version 4.0's browser-based delivery can be used as an independent, stand alone solution as well as in combination with a Version
3.0 installation. This design approach is a major selling feature because it allows schools to deploy a common instructional resource and performance-tracking technology from a single vendor throughout a community or campus; which simplifies the use, training and data collection processes. In addition, the ability to deploy in LAN, WAN and Internet configurations provides the school with a long-term solution to effectively utilize computer and bandwidth resources as these are upgraded over time.

Throughout 2004, the Company has maintained active development efforts in updating and expanding both its technology and curriculum offerings for the A+LS product family. During the year, a major new product addition called State Snapshot Assessments was released. This product allows administrators to schedule, report on, and prescribe from, frequent, district wide pre- and post- assessments, in a highly automated fashion. Through a relationship with CLEARVUE/eav, the Company also added full-motion instructional video to 33 of its curriculum titles. Also, approximately 14 individual titles, reflecting offerings in both English and Spanish languages, were developed and or updated. The Company expects this expanded, updated curriculum offering to generate additional revenue opportunities with its existing and future school customers. In addition, during fiscal 2004 significant portions of the Company's current assessments and standards database were expanded, updated and realigned to meet new or revised state and national academic standards; in total, 35 state standard sets were revised or added to keep pace with changes made by state departments of education.

These ongoing investments in new technology provides the Company with the means to deliver its products in the highly connected, future marketplace. This capability should increase and enhance the Company's competitive ability to expand its delivery alternatives to customers and to secure new marketing and strategic business relationships.

A+ University, trademark
------------------------


A+ University, trademark, is a product training and staff development product line, which is designed to instruct school administrators, curriculum specialists and teachers in the use of the Company's various products. Initial release of this new product family occurred in the second quarter of 2002 and revisions and updates were made throughout
2004 to maintain currency to the Company's evolving product structure. It is believed that this product family should become an important source of incremental revenue from existing and new customers in future years.

A+dvancer Learning System, registered
-------------------------------------

In mid-2003, the Company completed the development of A+dvancer Learning System, an online assessment and course of remedial study, which is aligned to the College Board's ACCUPLACER, registered, postsecondary test. In 2004, the Company secured orders from approximately 40 postsecondary institutions. ACCUPLACER is utilized by two and four-year institutions to screen incoming, first-year students and their capabilities to be successful in college-level studies. ACCUPLACER tests are widely used by the nation's postsecondary institutions for admissions screening and is thought to be the market leading admissions test in mathematics, reading, writing, language comprehension and algebra. ACCUPLACER is designed to render a single score and provides the admissions department with little additional information should the student fail to achieve college's minimum ACCUPLACER score. A+dvancer's assessment test identifies for admissions personnel the specific undeveloped skills that caused the student to fail the ACCUPLACER test, while providing diagnostic guidance and a prescriptive recommendation for a course of study to build college-level skills. In addition to the diagnostic/prescriptive test element, A+dvancer provides for comprehensive online coursework to assist the student in a highly focused course of study to develop or refresh the skills necessary to retake the ACCUPLACER test. Controlled pilot studies on the effectiveness of A+dvancer indicates that it provides both the postsecondary admissions department and students seeking entry to these institutions an important new online resource to simply and effectively deal with the needs of developmental testing and instruction. A significant percentage of graduating high school seniors seeking admission, or individuals in the work force who are returning to postsecondary institutions require remedial education programs to secure entry into postsecondary institutions.

Third Party Publishing, Marketing Affiliations and Partnerships
---------------------------------------------------------------

The Company is actively pursuing and is being pursued by third-party publishing and marketing companies, which have curriculum content that is complementary to the publications of the Company or have access to specialized segments of the market. Many of these companies do not have the software management technology or distribution resources of the Company. These relationships are generally sought by the Company to supplement and complement the content of existing and planned A+LS subject matter or to enter new markets. Management also believes continued expansion of these types of relationships enhances the value of the Company's products to educators and strengthens the business relationships with its distributors and other business partners.

In 2003, the Company licensed its proprietary database of state academic standards and the associated intermediate skill sets necessary to align content to the various state and national standards for assessment testing to Educational Testing Services (ETS), Princeton, NJ. The term of this license is for two years and includes company maintenance and updates of these standards.

During 2003, the Company licensed elements of content from GoKnow, Inc. to primarily enhance its science content offerings and these product enhancements were integrated into the Company's products offerings in 2003. GoKnow's internet-based content provides A+LS with access to its Artemis, registered, service, which makes controlled access to pre-screened, educationally sound web sites available, and provides technologies forr efficiently using them. The Company subsequently released three new science subject titles using the Artemis technology in early 2004. These titles feature research-oriented science projects and will help the Company round out its current award winning offerings for science instruction to meet the national science standards.

In mid-2004, the Company entered into an agreement with the Southeastern Kansas Educational Service Center of Greenbush, Kansas (Greenbush) to jointly develop and market online, instructor-led course offerings that would be eligible for academic credit. This arrangement would merge content and technology independently developed by both the Company and Greenbush. Development is in progress with an anticipated release of an expanded online product offering in the Fall of 2005.

During 2004, the Company initiated discussions with US and UK-based publishers, hardware suppliers, and other organizations associated with the educational marketplace. The purpose of these discussions is to license company technology, strengthen or to develop new channels of access to the marketplace utilizing the Company's content and technology. A number of these arrangements were consummated in 2004 and have been announced in company or subsidiary press releases or literature. Several other strategic partnering projects initiated in 2003 are still under development, or are currently subject to confidential disclosure restrictions.

The Market For Educational Software Products
--------------------------------------------

The Company addresses five major market segments for its products; the K-12 school, adult literacy, corrections, postsecondary and the home markets.

The U.S. School Market
----------------------

In calendar 2004 the U.S. school market for educational software showed indications of recovery and that the market segment for the Company's products evidenced a return to growth. Leading market research organizations are forecasting continued growth of the educational technology market segment through 2005. The principal reasons for this growth are increased availability of federal funding to schools, a recovery or adjustment by individual states to their budget difficulties and a growing priority of schools to purchase software with the assessment data management capabilities similar to those offered by the Company to permit them to deal with reporting requirements of the No Child Left Behind Act of 2001 initiative. In the United States, future market growth is also expected to be driven by record student enrollments in primary through secondary schools projected through the year 2008. The U.S. market is currently comprised of 15,000 school districts that control 111,000 schools. Many states in the South and Southwest with high population growth projections are expected to have expansion of student populations exceeding 20% during the next several years.

This market is well documented by industry sources to be moving to wider use of technology, access to the Internet and the increasing use of online services. The U.S. school market is closing on the mark that 100% of the schools in the U.S. are connected to the Internet. Access to the Internet is expected to increase in schools as more connections and greater bandwidth access are installed throughout the nation's school buildings. Importantly, it is believed that increased home access to the Internet will open up the potential for distributed learning and "e-learning" with the local school functioning as the hub of a community-wide network to access educational resources.

Market growth is also expected to effect significant changes in the use and increased adoption of technology to cope with teacher and physical facility shortages in an attempt to gain increasing efficiency and to secure more accountability for academic performance at the individual school and district level. To meet the future challenges, schools are expected to embrace the increased use of a range of technologies including the areas of database management, e-learning through the Internet and its capabilities. In addition the federal government's initiatives such as the 21st Century and Reading First grant programs, combined with the No Child Left Behind Act of 2001 initiative is expected to provide additional impetus to market growth in 2004-2005 school years.

The Adult Literacy/Lifelong Learning/Corrections Market
-------------------------------------------------------

The Company believes it has designed its curriculum content delivery so that it is both appealing and engaging to children and not offensive to adult learners. As a result, in 2004 the Company continued to have success in this segment of the market. The Company has installed its software in state and municipal centers of literacy and the juvenile and adult corrections market segments, including a state wide deployment of content in Kansas, Utah and Oklahoma in both the prison system and a number of regional adult literacy centers. Preliminary information from these installations is that the Company's products are highly effective in preparing adults for high school equivalency tests and other recognized measurements of literacy. The adult literacy and certain related market segments are believed to be growing in excess of 20% per annum according to industry sources. In some cases, these market segments are served by specialized distributors and the Company is seeking to secure additional dealers to support its expansion efforts in this area.

The Postsecondary Market
------------------------

This market segment includes both two and four year institutions, both public and private, as well as the for-profit segment operated by educational services companies. The Company is focused on the first time freshman student population with underperforming college level placement efforts, which is comprised of both traditional students, those moving directly from high school to college and non-traditional students, those returning for postsecondary education following other life-changing events; such as the termination of military service, or those seeking additional skills to improve employment opportunities. National statistics from The American Association of Community Colleges indicate that approximately forty percent of all graduating students are not prepared to be successful in the postsecondary environment. Current U.S. Department of Education studies indicate approximately 2.7 million students are eligible for graduation from high school in its recent publications on the 2002-2003 school year. The non traditional student component of this market is estimated by the Company to represent approximately 500,000 students in the current school year. The combination of the graduating high school students and the population of the non-traditional students returning to secure additional postsecondary education skills requiring refresher and development of college entry level skills is believed to represent a large target market for the Company's product offerings designed specifically to support the assessment and online instruction needs of this market segment.

The Home Market
---------------

The Company has not focused significant resources in marketing its products to this market segment, which is believed to offer future opportunities for growth and additional financial returns on the Company's
investment into educational content.   Management believes that there is
an opportunity to move into this segment of the market with its current products and training materials that should be of value to home educators utilizing online access. The home education is growing at rates exceeding 15% per year according to industry sources. Many families are choosing to educate their children at home versus the traditional school education channels or to be actively involved in providing additional academic emphasis through home-supervised study. Management believes that the Company's products are designed in a manner to appeal to the home educator who is seriously involved in the educational process of their children.
In addition, the Company has invested heavily in the correlation of its products to most national and state instructional objectives. These correlations should provide additional value-added support to the use of its products by the home educator. The Company has and will continue to attempt to identify marketing partners who have access to this market segment and the financial and related resources to successfully penetrate this marketplace.

Trade Names, Service Marks and Logo Types
-----------------------------------------

The Company's service mark for the A+ products was registered with the United States Patent and Trademark Office on the Principal Register, registration number 1,345,712, on July 2, 1985. On April 18, 1989, the A+ trademark, for use with educational software, was registered with the United States Patent and Trademark Office. The Company was notified that, as of May 12, 1997, the use of the A+ symbol is deemed incontestable for use on educational software. Other various trademarks and logos associated with the Company's softtware products have also been registered.

On June 16, 1995, the Company filed for the separate and expanded use of its A+ registered mark as A+dvanced Learning System with its A+ logo design to describe and identify this extensive family of educational software products released in the latter part of fiscal 1995. This mark was registered with the United States Patent and Trademark Office on Principal Register, registration number 2,038,215, on February 18, 1997. On December 29, 1999, the Company filed for the trademark A+Datalink which has been approved for registration by the United States Patent and Trademark Office.

The Company filed for additional separate and expanded use of its A+ registered mark for use as A+nyWhere Learning System and Adult Learning System in the second quarter of 1999 and continued registration efforts on these marks during 2000. In 2001, the Company was notified of the registration of the A+nyWhere trademark. In addition, the Company continued actions to file necessary documents in the United Kingdom to ensure protection and preservation of its A+ brand in that country. The A+LS mark was registered with the United Kingdom's Trade Marks Office, registration number 2,194,275, on April 12, 1999. The A+ design and A+dvanced Learning System has been approved for registration in the United Kingdom.

In 2003 the Company filed for additional separate and expanded use of its A+ registered mark as A+dvancer Learning System to describe this new product family of educational software products for the postsecondary marketplace.

The use of the Company's distinctive A+ logo is viewed as an integral, distinctive brand element to the Company's product families and is important to corporate recognition.


Production and Manufacturing
----------------------------

The Company purchases CD-ROM blanks from various sources. The Company owns commercial quality, high-speed software duplication equipment and duplicates its software both internally and externally. The Company develops, with outside packaging developers, materials and packaging concepts, and internally authors necessary product instructional manuals. The Company maintains duplication equipment that is suitable for production of catalogs and manuals. The Company secures product packaging from external sources and performs quality control, final assembly, inventory and distribution on most orders received. Large production runs of catalogs and sales literature are contracted to outside printers. The Company has no dependence on any individual supplier.

The Company, with its release to schools of the A+nyWhere Learning System, Version 3.0 in 2001 and version 4.0 in 2002 has the capability to electronically deliver and install its products at customer locations. This capability should serve to further reduce the Company's cost of publication of its products commencing in the year as it reduces the need to produce its products and their extensive documentation on CD-ROM discs.

Research and Development
------------------------

At December 31, 2004, the Company employed twelve (12) full-time development and support personnel in its product development efforts. These individuals are responsible for the development of new versions of the Company's software technology and the support and refinement of current versions of its software offerings.

The Company employs a staff of professional educators who are responsible for the development and support of its curriculum content. The Company also utilizes part-time educational consultants in the design of its curriculum-based product offering. These individuals provide the curriculum design support on the development and enhancement of Company products. These consultants allow the Company to effectively and efficiently address the specialized grade level and diverse content needs of its A+LS product family. Management believes that it will continue to rely upon external sources for a portion of its new product content. However, the growing sophistication and complexity of the interactive design of company products will require continued expansion of in-house curriculum and graphics development personnel resources.

At December 31, 2004, the Company employed ten (10) full-time education professionals in support of this effort. These individuals plan, manage and coordinate the efforts of up to twenty independent educational consultants and graphic designers.

Research and Development Costs
------------------------------

Costs incurred with product development are charged to research and development expense until technological feasibility of a product is established. Thereafter, all software development costs are capitalized and amortized on a straight-line basis over the product's estimated economic life. The Company capitalized $1,372,955 in software research and development costs in 2004 and $1,289,693 in 2003.
Amortization of product development costs for the year ended December 31, 2004, was $1,572,654 as compared to $1,446,373 for the year ended December 31, 2003.

Distribution and Sales Programs
-------------------------------

In marketing its products, the Company utilizes approximately 40 independent school dealers to reach its school-based customers. During 2004, the Company hired and employed both field and in-house sales forces to provide support to its dealers and to improve its access to school customers in rural areas not easily reached by its dealers. This sales team was comprised of four individuals at December 31, 2004.



Internet Marketing and e-commerce
---------------------------------

The Company views the Internet as a channel for future sales growth and means to develop new customer service and support programs. In addition, the Internet has become a valuable adjunct for improved customer service and support on product use and technical matters. During 2004, the Company invested substantial resources in improving and expanding its Internet presence and e-commerce capabilities for all business units. The Company employs full time personnel to update, functionally and graphically, its www.amered.com, www.dolphinsoft.com, www.learnpath.com, www.apluslearn.com, www.aplusanywhere.com, and www.advancerlearning.com URL's. At the end of 2004, the Company has six active Internet site facilities.

Backlog
-------

The Company's software products are normally shipped within five days of receipt of the order. The Company believes that a level of backlog at any particular date may not be a meaningful indicator of future performance, unless technical difficulties delay the fulfillment of orders related to the release of new products.

Seasonality
-----------

Decisions by schools and individual consumers to purchase educational software have most frequently been made at the beginning or near the end of school periods. The months of January and December generally represent the lowest new order booking months for the Company and the school market industry segment. This seasonal cycle can directly affect the Company's total revenues and earnings levels in both the first and fourth quarterly reporting periods.

Significant Customers
---------------------

The Company sells its A+LS product family almost exclusively to schools through various school dealers of educational materials. No individual customer accounted for more than 10% of total revenues in 2003 or 2004.

Competition
-----------

The educational software industry is highly competitive and subject to rapid change. An increasing number of new publicly financed and privately funded organizations have been identified that are potentially competitive to the Company's current business and future plans for electronically delivered content. Many of these companies are better known and have substantially greater financial, marketing and technical resources than the Company. Such participants are textbook publishing companies and their software divisions and other larger independent educational software and content developers, which may compete directly with the Company.

The primary competitive factors applicable to the educational software industry are product features (such as subject areas, graphics and color), price, ease of use, suitability of the product offering for Internet delivery, educational content, product reliability, sales support and customer service. Management believes through constant analysis of its competitors and ongoing surveys that it sponsors at the customer level that the Company is currently competitive and enjoys a reputation as a quality organization and publisher of educational material.

The Internet and the delivery of curriculum by electronic means may have the capacity to alter the competitive environment and the current means to content access for both the school and home customer. The Company, in the judgment of management, has the necessary programs underway or planned to develop the technology to remain competitive in the future marketplace environment. Business development programs to identify future partners and the means to exploit the Company's investment in both technology and content are an ongoing process with a number of companies that have a focus on the Internet, the education marketplace and are seeking content partners.

Employees
---------

As of December 31, 2004, the Company had 63 full-time employees in its domestic operations and 7 full-time employees in its UK subsidiary. The Company believes that its relationship with employees is satisfactory.

Risk Factors Associated With the Business
-----------------------------------------

The Company faces a number of risks associated with the successful continuation its business and its future competitiveness. These principally include, but are not limited to: 1) Increased competition in a market segment where the Company competes with other organizations with substantially more financial and organizational resources; 2) A change in general economic conditions which may defer or delay funding to schools;
3) The general financial condition of the Company must remain strong enough to permit it to continue to invest in maintaining and expanding its products; 4) The ability of the Company to secure additional debt or equity capital; 5) The ability of the Company to provide statistical or scientifically-based research to support its claims of its products educational effectiveness to meet the demands of the No Child Left Behind Act of 2001; and, 6) Retention of key personnel and the ability to secure experienced industry managerial and technical talent.

Investors should consider the risk associated with ownership of the Company's common stock which has a history of price volatility, limited trading volume activity and liquidity associated with the OTCBB market status of these securities. Considering these factors, the value of the Company's securities, as well as their liquidity, may be adversely affected by the risk factors cited above as well as general market conditions.


Item 2.  Description of Property.
-------  ------------------------

The Company leases approximately 17,600 sq. ft. of contiguous office and light warehouse space in Oklahoma City, Oklahoma, under an agreement that expires in December 2005. The monthly rent under this lease is $12,587.

Dolphin, Inc., a wholly owned subsidiary, leases 3,750 sq. ft. of office space in Voorhees, New Jersey, under a lease agreement expiring May 31, 2009. Monthly lease expense is $4,922.

Learning Pathways, Limited, a wholly owned subsidiary, leases approximately 3,500 sq. ft. of office space in Derby, United Kingdom. The monthly lease expense approximates $1,580. The lease renews each month for a period of ninety days.

Total corporate cost of leased facilities was $263,691 for 2004 for the Company's Oklahoma, New Jersey and Derby, UK facilities. Cost of leased facilities for 2003 was $280,363.


Item 3.  Legal Proceedings.
-------  ------------------

None.


Item 4.  Submission of Matters to a Vote of Security Holders.
-------  ----------------------------------------------------

There were no matters submitted for a vote of the security holders during the last quarter of 2004.


PART II
-------


Item 5.  Market for Common Equity and Related Stockholder Matters.
-------  ---------------------------------------------------------

As of December 31, 2004, there were approximately 2,300 record holders of the Company's common stock. The Company's common stock trades on the OTC Bulletin Board under the ticker symbol AEDU. The following is a summary of the high and low bid quotations for the first two quarters of 2005 and each quarter of 2004 and 2003.


                                 2005            2004            2003
                            HIGH     LOW    HIGH     LOW    HIGH     LOW
                           --------------  --------------  --------------

Quarter Ending March 31    $0.75    $0.35  $0.52    $0.35  $0.20    $0.07


Quarter Ending June 30     $0.62    $0.30  $0.57    $0.36  $0.45    $0.10

Quarter Ending September 30   --       --  $0.55    $0.28  $0.51    $0.22

Quarter Ending December 31    --       --  $0.51    $0.26  $0.70    $0.35

The above information was obtained from the Yahoofinance.com website. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

Dividends
---------

The Company has never declared a cash dividend on the Common Stock and does not anticipate declaring any dividends on the Common Stock in the foreseeable future. The Company intends, at this point, to retain any future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available and is contingent upon the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans
------------------------------------------------------------------

                                 (a)             (b)            (c)
                                                               Number of
                                                              securities
                                                               remaining
                              Number of        Weighted-    available for
                            securities to       average    future issuance
                           be issued upon      exercise      under equity
                             exercise of       price of      compensation
                             outstanding     outstanding   plans (excluding
                              options,         options,        securities
                              warrants        warrants        reflected in
    Plan Category            and rights      and rights       column (a))
------------------------- --------------- --------------- ---------------
Equity compensation plans
 approved by security
 holders (1)                   2,219,999         $   .28         449,031
Equity compensation plans
 not approved by security
 holders (2)                   1,362,576         $   .34               0
                               ---------         -------         -------
Total                          3,582,575         $   .30         449,031
                               =========         =======         =======

(1) Consists of the 1998 Employee Stock Option and the Director Stock
Option Plan.
(2) Consists of the 1996 Non-Qualified Stock Option Plan.


Item 6.  Management's Discussion and Analysis or Plan of Operation
-------  ---------------------------------------------------------

Overview
--------

The American Education Corporation is a developer of instructional content, computer adaptive assessment testing software, and software management technology specifically designed to manage the delivery of and record the results of student progress in schools and other institutions. Java-based technology, the A+nyWhere Learning System, registered, ("A+LS") Versions
3.0 and 4.0 of educational software products, provides a research-based, integrated curriculum offering of software for grade levels 1-12 for Reading, Mathematics, Language Arts, Science, Writing, History, Government, Economics and Geography. In addition, the Company provides formative assessment testing and formative instructional content for various segments of the primary, secondary and post secondary educational markets. All company products are designed to provide for LAN, WAN and Internet delivery options. The Company has developed computer adaptive, formative assessment testing tools to provide educators with the resources to more effectively use the Company's curriculum content, which is aligned to important state and national academic standards. Spanish-language versions are available for Mathematics and Language Arts for grade levels 1-8.

The A+LS comprehensive family of educational software is now in use in over 11,000 schools, centers of adult literacy, colleges and universities, and correctional institutions in the U.S., UK and other international locations. A+dvancer, trademark, College Readiness Online, the Company's postsecondary offering, identifies and assists students in attaining college entry-level academic skills in Arithmetic, Elementary Algebra, Reading Comprehension, and Sentence Skills. A+dvancer reduces demand on institutional admissions and developmental departments, while providing students with both improved skills assessment and the alignment to developmental and remedial coursework in an online, self-paced learning environment.

The Company is a technology-based publishing enterprise. To remain competitive it must constantly invest in the development of programming technology to keep its product offering up-to-date and ensure that its products maintain compatibility with constantly changing and revised database and operating system platforms sold to schools by other developers. The Company must also update its content and underwrite content revisions to realign its content with new, or updated state and national educational standards and to develop additional educational content offerings to remain competitive. In 2004, the Company incurred costs of approximately $644,000 for these updates and new content-based products. These investments are an essential, recurring cost of doing business and impact the Company's operating cost and margin structures. During 2004, the Company spent approximately $660,000 in modifying its software engines to improve delivery of its content online and to develop additional reporting and data management features to assist its customers in meeting school accountability requirements.

The Company's business is subject to risks or uncertainties. Among these uncertainties are a dependency on funding for school technology purchases, lengthy sales cycles, seasonal demand cycles and a dependency on retention of key personnel. Certain matters discussed herein (including the documents incorporated herein by reference) may contain forward-looking statements intended to qualify for the safe harbors from liabilities established by the Private Securities Litigation Reform Act of 1995.
These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "plans," "intends," "anticipates," "expects," or words of similar import. Similarly, statements that describe the Company's future plans, objectives, estimates, or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, liquidity, capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements as a result of factors such as future economic conditions, changes in customer demands, future legislative, regulatory and competitive developments in markets in which the Company operates and other circumstances affecting anticipated revenues and costs. Accordingly, investors should be alert to the possibility that factors beyond the control of management may have impact on the short or long-term operations of the business.


Results of Operations
---------------------

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Net consolidated revenues for the twelve months ended December 31, 2004 totaled $10,186,517 compared to net revenues of $8,230,285 for the year ended 2003. This represents an increase of 24% in net consolidated revenues over the prior fiscal year, and is attributable to an increase in orders at AEC. Sales at Dolphin were relatively unchanged in 2004 compared to 2003. As a result of the continued sales decreases at Learning Pathways, among other considerations, the Company has elected to recognize an impairment loss in 2004 and has written down the carrying value of Learning Pathway's assets to zero. In this amended Form 10-KSB/A the statement of income has been restated to show the results of Learning Pathways as a discontinued operation and, therefore, the comparisons discussed here are only for the Company and its Dolphin, Inc. subsidiary. AEC's revenue increase over 2003 is a result of the continuation of increases in governmental education funding and as a result of billing more schools directly as a condition of certain contract awards.

Cost of goods sold as a percentage of sales revenue for the year ended December 31, 2004 decreased to 14% from 16% of net revenues for the same period in 2003. This improvement is primarily due to the smaller contribution of Dolphin-related revenues to consolidated corporate net revenues. The Company's principal product families, A+nyWhere Learning System, registered, and A+dvanced Learning System, registered, ("A+LS"), provided gross profit margins of 97% in 2004. Cost of goods sold represents the actual cost to produce the software products and includes certain allocated overhead costs.

Total operating expenses recorded for the year ended December 31, 2004 were $7,522,597 or 74% of net revenues, compared to $6,012,388 or 73%, for the previous fiscal year. The increase in the 2004 operating expenses is largely attributable to the 55% increase in selling and marketing expenses from $2,341,607 to $3,628,550 caused by changes in sales mix, which resulted in increased sales commissions paid as the Company billed direct to school customers a higher percentage of period orders. The Company recognizes sales revenue based upon the type of customer. If the sale is made to a distributor who in turn resells a product to the end user, the amount of the sale is recorded, no commission is due the distributor and the transaction is recorded as a net sale. If the sale is billed direct to the school or other end user, a commission is paid to the distributor or a sales representative, which increases the amount of the sale, but a transaction of this nature would directly increase marketing expense as a result of an obligation to pay a commission. These commissions paid may vary in the percentage of the sale paid by the Company, depending up the type of sale and the status of the individual or organization making the sale. The decision to sell and to bill direct to the customer and pay a subsequent commission can result from a number of factors, including credit policy issues with individual distributors as a result of payment history or limitations on authorized limits. Additionally, method of delivery of the product may necessitate direct billing to the customer and the subsequent payment of a commission. An example would be an online product sale that requires delivery from company servers and related record keeping on licensed number of users accessing the product online as well as the number of units delivered.
This level of record keeping requires company monitoring and billing directly to the customer. These factors create a change in sales mix affecting the amount of commission paid and the manner in which revenues may be recorded by the Company. Accordingly, these factors, and the source and nature of recorded revenue, can impact period revenue recognition and related costs of securing revenue may vary from period to period. Operations expense increased from $435,999 to $501,401 as a result of an increase in costs for essential technical support for the Company's customers. General and administrative expenses increased from $1,938,629 to $1,978,757 or by 2%. This increase is attributable to several different items. Internet operating costs increased approximately $60,000 resulting from an increasing percentage of the Company's net revenues being derived from providing customers with online access to our products. Deferred compensation payable upon executive officers' and directors' retirement increased approximately $170,000 from 2003 to 2004 as a result of increased future benefits accrued and additional individuals who were eligible for the program. Bad debt expense decreased approximately $180,000 versus 2003 because an increase in the allowance for doubtful accounts recorded in 2003 was not necessary in 2004.

Costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. During fiscal 2004, the Company capitalized $1,372,955 of product development costs, and net of accumulated amortization had capitalized software costs of $3,815,680 at December 31, 2004. Amortization of product development costs was $1,413,889 for 2004, a 9% increase over the $1,296,153 amortized in 2003. During 2004, the Company made substantial progress in development efforts on revised, updated and expanded curriculum offerings. The increase in amortization expense is a result of this increase in capitalized development costs associated with these essential investments in the Company's future and competitive position.

Interest expense was $61,058 in 2004 compared to $68,556 in 2003 reflecting the lower amount of debt in 2004 offset by rising interest rates during the year. Income tax expense decreased to 41% of pre-tax income from continuing operations in 2004 compared to 46% in 2003 as a result of fewer non-deductible expenses incurred in 2004. The Company had a net loss of $(343,260) in 2004 compared to a net income of $173,577 in 2003 as a result of the impairment of the investment in Learning Pathways noted above. There was a loss $(.02) per share in 2004 compared to earnings of $.01 in 2003.


Liquidity and Capital Resources
-------------------------------

The Company has invested significantly in the development of new products and the acquisition and licensing of new products to improve the ability of the organization and its published products to meet the needs of the marketplace. These changes were required to update, expand and keep current the Company's extensive curriculum product offerings and to position the Company for long-term growth. To finance the business, management has utilized secured bank revolving credit lines, bank financed equipment loans, lease financing sources and convertible debt from private individuals.

As of December 31, 2004 the Company's principal sources of liquidity included cash and cash equivalents of $549,343, net accounts receivable of $2,146,264 and inventory of $14,485. The Company's net cash provided by operating activities during the year ended December 31, 2004 was $2,137,957 compared to $1,613,460 for the same period in 2003. Net cash used in investing activities for the year ended December 31 increased by 6% from $1,346,872 in 2003 to $1,426,219 in 2004, and was comprised primarily of investment in capitalized software development costs. During the year ended December 31, 2004, debt due to financial institutions was reduced by $379,071 or 50%, reflecting bank indebtedness of $371,862 at December 31, 2004. At December 31, 2004, the Company had working capital of $1,097,949 compared to $782,983 at December 31, 2003. The Company's term loan with its bank will be fully paid in November and the Company and its lender recently agreed to extend the maturity of its revolving line of credit until March 2006. The Company is continuing to discuss future borrowing arrangements with its current lender and several other financing sources.

In April 2003, the Company borrowed $305,880 from major shareholder affiliates, which is subordinated to the debt owed to the Company's senior lender. This debt matures in September of 2006 and is convertible into the Company's common stock at $.40 per share. On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with an unaffiliated
individual.   Pursuant to the terms of the Convertible Note Purchase
Agreement, the Company issued the note purchaser an unsecured 8% Subordinated Convertible Note in the original aggregate principal amount
of $400,000 (the "Note").   All principal and interest on the Note is due
and payable on March 30, 2006 (the "Initial Maturity Date"), subject to the note purchaser's option to extend the Initial Maturity Date twelve months to March 30, 2007 (the "Extended Maturity Date"). The Company may not prepay principal or interest on the Note prior to the Initial Maturity Date. The Note is convertible at any time at the note purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share, subject to certain anti-dilution adjustments. Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights. The proceeds from the subordinated convertible debt were used to reduce accounts payable, bank debt and to support the normal operations of the business.

The Company has a $450,000 revolving line of credit with a bank that bears interest at a rate of 2.50% over the prime rate (7.75% as of December 31, 2004) and matures on March 31, 2006. At December 31, 2004, the Company had borrowed $112,895 under this line of credit. Additionally, the Company has a term loan with an aggregate principal balance of $255,761 as of December 31, 2004. The term loan bears interest at a rate of 2.00% over the prime rate (7.25% as of December 31, 2004) and matures on November 30, 2005. The Company is continuing to discuss future borrowing arrangements with its current lender and several bank financing sources.

There are no material operating covenants in either of the subordinated debt agreements nor in the bank loan agreements. The Company does not believe that there are any covenants that affect the way the business is operated or that would require material financial obligations.

With the expansion of the Company's product lines, the addition of new products and markets and the increase in school spending that the Company expects to see in 2005, management believes that the Company will return to a pattern of growth similar to that demonstrated in prior years
(an average of approximately 20% per year). Management believes that it can undertake this expansion with most of the Company's working capital requirements secured from its operating cash flows. If successful, the Company should be able to enhance the liquidity of the business and the overall strength of the Company's balance sheet and financial position.

Additional working capital beyond that available within the Company has been and may be required to expand operations. Management has and will consider options available in providing such funding, including debt and equity financing.


Off-Balance Sheet Arrangements
------------------------------

The Company does not have any off-balance sheet arrangements.


Contractual Cash Obligations
----------------------------

The following is a summary of the Company's significant contractual cash obligations for the periods indicated that existed as of December 31, 2004 and is more fully disclosed in Notes 4 and 5 of the Notes to Consolidated Financial Statements (amounts in thousands of dollars):

                                        Year ended December 31
                                2005    2006    2007    2008    2009
                                ----    ----    ----    ----    ----

Long and short term debt        $372    $306    $ --    $ --    $ --
Operating leases                 274     113      88      67      28
                                ----    ----    ----    ----    ----
Total contractual obligations   $646    $419     $88    $ 67    $ 28
                                ====    ====    ====    ====    ====

Critical Accounting Policies
----------------------------

Management is responsible for the integrity of the financial information presented herein. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, they reflect estimates based on management's judgment. Significant accounting policies that are important to the portrayal of the Company's financial condition and results, which in some cases require management's judgment, are summarized in the Notes to Financial Statements which are included herein in Item 7.


Item 7.  Financial Statements.
-------  ---------------------

Financial Statements and Financial Statement Schedules - See Index to Consolidated Financial Statements and Schedules immediately following the signature page of this report.


Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
-------  ---------------------------------------------------------------

Steakley, Gilbert & Morgan, P.C. has audited the Company's financial statements for the years ending December 31, 1994 through 2004. There are no disputes with the independent accountants regarding matters of accounting or reporting.


Item 8A.  Controls and Procedures.
--------  ------------------------

It is the responsibility of the Chief Executive Officer and the Chief Financial Officer to ensure that the Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis. The Company's disclosure controls and procedures include controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in its reports that it submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

As of December 31, 2004, management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the disclosure controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure are identified and communicated in a timely fashion and that such disclosure controls and procedures were effective. During the three months ended December 31, 2004, there have been no changes in internal controls, or in factors that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 8B.  Other Information.
--------  ------------------

None.


PART III
--------

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16 (a) of the Exchange Act.
-------  -------------------------------------------------------------

The directors and executive officers of the Company are set forth below. All directors hold office until the next annual meeting of stockholders, or until their death, resignation, retirement, removal, disqualification, and until their successors have been elected and qualified. Vacancies in the existing board are filled by a majority vote of the remaining directors.


Name                  Age     Position            Director Since
-----------------------------------------------------------------
Jeffrey E. Butler     63      President, Director,           1989
                              Chief Executive Officer

Thomas A. Shively     51      Executive Vice President and
                              Chief Operating Officer

Neil R. Johnson       54      Vice President and
                              Chief Financial Officer

Monty C. McCurry      59      Director                       1989

Newton W. Fink        68      Director                       1991

Stephen E. Prust      60      Director                       1992

Business Experience
-------------------

JEFFREY E. BUTLER became a director of the Company in August 1989 and was elected Chief Executive Officer and President in March, 1990. From 1985 to 1990, Mr. Butler was a management consultant to businesses in the biotechnology, computer science, software, educational and entertainment video industries. Mr. Butler served as a director of Video Professor Industries, Inc., a publicly held corporation, from February 1, 1989 to October 31, 1990. Prior to establishing his management consulting business, Mr. Butler was the Chief Executive Officer and President of Infomed Corporation, which provided computer diagnostic equipment and management services to hospitals, corporations and physicians. Prior to 1985, Mr. Butler was employed by Sandoz, Ltd., Corning, Inc. and Becton Dickinson Corporation in middle and senior management positions.

THOMAS A. SHIVELY joined the Company as Executive Vice President in September 1991. From 1990 to 1991, Mr. Shively was Vice President and General Manager of AVID Home Entertainment, a division of LIVE Inc., with headquarters in Denver, Colorado. From 1989 to 1990, he was Vice President and General Manager of the Richie Resource Group with headquarters in Minneapolis, Minnesota. From 1978 to 1988, he was employed by Gelco Corporation, Minneapolis, Minnesota, a $2 billion NYSE firm that was purchased by General Electric Corporation in 1988. During the first five years of his career with Gelco, he was Director of Corporate Planning and from 1983, he served as a staff Vice President and as a Vice President of various Gelco operating divisions. Upon graduation from the Wharton School of Finance and Commerce in 1976, Mr. Shively began his business career with the 3M Corporation, Minneapolis, Minnesota.

NEIL R. JOHNSON has been employed by the Company since August 1998. Immediately prior to being employed by the Company, Mr. Johnson was an independent business consultant. From 1994 to 1997, Mr. Johnson was Chief Financial Officer and Treasurer for Unit Parts, Inc., an Oklahoma City based remanufacturer of automotive parts. From 1985 to 1994, Mr. Johnson was Vice President of Corporate Finance and Treasurer of Doskocil Companies, Inc., a diversified food products manufacturer. Prior to those positions, Mr. Johnson spent twelve years with the public accounting firm of Coopers & Lybrand. Mr. Johnson graduated from Valparaiso University in 1972 with a BS in Business Administration.

MONTY C. McCURRY was elected to the Board of Directors in April 1989. Since 1985, Mr. McCurry has been the President of Executive Resource Management, an executive search firm headquartered in Aurora, Colorado. From 1969 to 1985, Mr. McCurry was employed by Paul M. Riggins and Associates, an executive search firm where he was associate general manager.

NEWTON W. FINK, Ed.D. was elected to the Board of Directors in January 1991. Dr. Fink is currently an Adjunct Professor of Educational Leadership at National Louis University, Tampa, Florida. From 1998 to 2003, Dr. Fink was the Superintendent of Schools in Manteno, IL. From 1994 to 1998 he was Superintendent of the VIT Schools in Table Grove, IL. Prior to 1994, Dr. Fink was the President of Computer Instructional Services, Inc., a privately held corporation providing computer educational services to individuals, schools, corporations and institutions. Additionally, he has been employed as a teacher and an elementary/middle school principal earlier in his career. Dr. Fink has also published and lectured extensively on the use of computers in education.

STEPHEN E. PRUST was elected to the Board of Directors in April 1992. Since 1992, Mr. Prust has provided business consulting services, including advice on equity and debt transactions, mergers and acquisitions, to a variety of companies, ranging from entertainment concerns, Internet start-ups and industry consolidators. From 1990 to 1992, Mr. Prust was the President of AVID Home Entertainment, a division of LIVE Entertainment, Inc. From 1981 to 1990, Mr. Prust was a consultant to companies in the entertainment industry. In 1975, Mr. Prust founded Dominion Music, Inc., a joint venture with K-Tel Records, Inc. He served as President of Dominion Music until 1981.

Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company with respect to the year ended December 31, 2004, the Company has determined that Messrs. Butler, Shively, Johnson, each had two Form 4's not filed timely and Messrs. McCurry, Fink, and Prust each had a Form 4 that was not filed timely.

Audit Committee Financial Expert
--------------------------------

The entire Board of Directors serves as the Audit Committee of the Company nor is the Company required under Regulation SB Item 401(e) governing SB Corporations to have a formal audit committee. The Board of Directors does not have a financial expert serving as a member of the Board. The Company does not have a financial expert serving on its Board due to the Company's size, financial condition for the past several years and its inability to offer sufficient incentives and D&O insurance to attract a financial expert to serve on the Board.

Code of Ethics
--------------

The Company has adopted a written Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The Company will provide a copy of its Code of Ethics to any person without charge upon written request addressed to The American Education Corporation, 7506 N. Broadway Ext. Suite 505, Oklahoma City, Oklahoma 73116, Attention: Shareholder Relations.


Item 10.  Executive Compensation.
--------  -----------------------

Compensation
------------

The following table shows the compensation of the Company's executive officers.

                         Summary Compensation Table
                                                                Long-Term
                                 Annual Compensation          Compensation
                            ------------------------------ -------------------
                                                                    Securities
                                                Other    Restricted Underlying
Name and Principal                             Annual       Stock    Options/
    Position         Year   Salary  Bonus  Compensation(1)  Awards   SARS(#)
------------------------------------------------------------------------------
Jeffrey E. Butler,   2004  $150,167 $ 2,060    $     --        --     356,800
President and Chief  2003.. 132,000   2,060          --        --     360,000
Executive Officer    2002   120,462      --          --        --     100,000

Thomas A. Shively,   2004  $144,399 $26,384    $     --        --     273,276
Executive Vice       2003   126,500      --          --        --     260,000
President            2002   115,442      --          --        --      60,000

Neil R. Johnson,     2004  $122,609 $    --    $     --        --      25,000
Vice President and   2003   108,350      --          --        --     125,000
Chief Financial      2002    98,879      --          --        --      60,000
Officer

(1) The executive officers did not receive any perquisites or other benefits, the aggregate amount of which exceeded the lesser of $50,000 or 10% of their compensation.

Employment Agreements
---------------------

In December, 1998, the Company entered into an employment agreement with Jeffrey E. Butler providing for a base salary and benefits as determined by the Board of Directors, including incentive bonuses based on profitability, that are provided to all employees of the Company. If Mr. Butler is terminated without cause, his compensation will continue for one year. In the event of a change in control, Mr. Butler may require the Company to purchase up to 50% of his beneficial stock ownership. In addition , Mr. Butler has a deferred retirement benefit as disclosed in
Note 10 of the Notes to Consolidated Financial Statements.

Messrs. Thomas A. Shively, and Neil R. Johnson also have employment agreements with the Company. These agreements also provide for severance payments and repurchase of a portion of their beneficial stock ownership in the event of a change in control. They also have a deferred retirement benefit as disclosed in Note 10 of the Notes to Consolidated Financial Statements.

Stock Incentive Plans
---------------------

The shareholders approved an Incentive Stock Option Plan for employees, including officers, during 1998, and approved amendments to the plan in 1999, 2000 and 2001 to increase the number of shares available. The total common shares issuable under this plan are 2,650,000 shares. The Board of Directors acts as the Compensation Committee ("Committee"). The Committee of this Plan determines the employees who will receive options to purchase common shares and the number granted. Option prices will be the fair market value at date of grant. Options are exercisable as deemed by the Committee and terminate within ninety days of employment termination, or as designated by the Committee. In no event shall an option be exercisable more than ten years from the date it is granted. No options may be issued under this plan after March 31, 2008. Since its inception, options to purchase 4,007,000 shares have been granted, 1,806,029 options have expired, and 180,970 options have been exercised. At December 31, 2004, there were options to purchase 2,020,001 shares outstanding under this Plan.

In March 1996, a Non-Qualified Stock Option Plan was approved by the Board of Directors. Since its inception non-qualified stock options to purchase a total of 2,990,271 shares of restricted common stock have been issued, 1,431,995 have expired and 195,700 have been exercised. At December 31, 2004, there were options to purchase 1,362,576 shares outstanding.

Stock Option Grants In 2004
---------------------------

                   Options   Percentage of Total  Exercise
                   Granted    Options Granted to    Price      Expiration
Name               (Shares)    Employees in 2004(Per share)       Date
-----------------------------------------------------------------------------
Jeffrey E. Butler  356,800          54.5%          $.35     December 31, 2007
Thomas A. Shively  273,276          41.7%          $.35     December 31, 2007
Neil R. Johnson     25,000           3.8%          $.35     December 31, 2007

Additionally, in November 2004, 100,000 options for Mr. Butler and 60,000 options each for Mr. Shively and Mr. Johnson with an original expiration date of February 2005 were extended to December, 2008, at its original exercise price of $.25 per share.

Option Exercises and Fiscal Year-End Values
-------------------------------------------

No executive officer exercised options during 2004. The following table sets forth, for the executive officers named in the Summary Compensation Table above, the year-end value of unexercised stock options:


                         Number of Securities        Value of Unexercised
                        Underlying Unexercised          In-the-Money
                          Options at Year-End         Options at Year-End
Name                  Exercisable/Unexercisable    Exercisable/Unexercisable
----------------------------------------------------------------------------
Jeffrey E. Butler         696,800/120,000                $22,000/$6,000
Thomas A. Shively          506,612/86,664                $14,667/$4,333
Neil R. Johnson            168,334/41,666                $10,167/$2,083

Directors' Compensation
-----------------------

In 2004 the Company's non-employee directors each were granted 63,000 qualified options to purchase the Company's common stock at $.35 per share. The directors received no compensation, other than stock options, for services in their capacity as directors. In 2004, two directors received cash compensation for services rendered outside of the scope of normal directors duties. Monty McCurry received $21,500 for assisting the Company in recruiting key personnel required for the Company's expansion and growth. Stephen Prust received $5,000 for assistance to management in the review of operations of the Company's subsidiaries whose operations are causing large amounts of losses for the Company and the development of strategic alternatives to manage the losses being generated by these subsidiaries, including the potential sale of the subsidiaries. Both of the extra assignments were related to the specific skills and experience of each director.

The shareholders approved a Director's Stock Option Plan during 1998 and approved an amendment to the Plan in 2001 to increase the number of shares available. The total common shares issuable under this Plan are 200,000 shares. Each outside director initially elected or appointed after March 27, 1998, shall be granted options to purchase 5,000 shares of common stock at the fair market value at the date of the grant. Additionally, each outside director shall automatically be granted an option to purchase 3,000 shares of common stock, if available, in each succeeding calendar year through termination of the Plan on March 31, 2008. Options granted are exercisable immediately and for a period of three years after the date of the grant or, if earlier, ninety days after the date when the participant ceases to be a director of the Company. Since its inception options to purchase a total of 292,998 shares of restricted common stock have been issued and 93,000 have expired. At December 31, 2004, there were 199,998 options outstanding.


Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
--------  --------------------------------------------------------------

The following table sets forth ownership of the common stock of each director and officer, all officers and directors as a group, and each person known or believed by the Company to have beneficially owned five percent or more of the Company's outstanding common stock as of August 25, 2005. Unless otherwise indicated, the beneficial owner has sole voting and investment power over the common stock listed below:



                                                    Shares Beneficially
                                                           Owned
                                                    --------------------
 Name/Address of Beneficial Owner                   Number       Percent
----------------------------------                ----------------------
Jeffrey E. Butler (1)                             1,598,375      10.7%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Thomas A. Shively (2)                               829,664       5.6%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Neil R. Johnson (3)                                 222,500       1.6%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Monty C. McCurry (4)                                253,566       1.8%
2134 S. Eagle Ct.,
Aurora, CO 80014

Newton W. Fink (5)                                  218,066       1.5%
1143 Corinth Greene Dr.,
Sun City Center, FL 33573

Stephen E. Prust (6)                                555,934       3.9%
9025 East Kenyon Avenue,
Denver, CO 80237

John D. Garber (7)                                3,672,286      26.0%
7323 Linden Terrace,
Carlsbad, CA 92009

Robert Schoolfield (8)                           1,536,517       10.9%
5 Pleasant Cove,
Austin, TX 78746

David J. Smith (9)                                 863,930        5.8%
10 South Close, Workingham
Berks, United Kingdom

The Pennsylvania State                             750,000        5.3%
University (10)
University Park, PA 16802

Officers and Directors                           3,678,105       22.5%
as a Group (6 persons)
(1) (2) (3) (4) (5) (6)

(1) The amount and percentage figures include the possible exercise of 356,800 common stock options with an exercise price of $.35 per share, 100,000 common stock options at $.25 per share, and 360,000 common stock options at $.30 per share exercisable within 60 days.
(2) The amount and percentage figures include the possible exercise of 273,276 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share, and 260,000 common stock options at $.30 per share exercisable within 60 days.
(3) The amount and percentage figures include the possible exercise of 25,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share and 125,000 common stock options at $.30 per share exercisable within 60 days.
(4) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, and 42,666 common stock options at $.30 per share exercisable within 60 days.
(5) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, and 42,666 common stock options at $.30 per share exercisable within 60 days.
(6) The amount and percentage figures include the possible exercise of 129,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, and 42,666 common stock options at $.30 per share exercisable within 60 days.
(7) The amount and percentage figures include 3,192,286 shares of common stock held by John D. Garber and Clare C. Garber as trustees of the John
D. Garber and Clare C. Garber Trust for which Mr. Garber is the beneficiary; 440,000 shares of common stock held by John D. Garber and Clare C. Garber, as trustees of the John D. Garber and Clare C. Garber defined benefit plan and 40,000 owned personally by Mr. Garber.
(8) The amount and percentage figures include 737,528 shares of common stock owned by the Schoolfield 1994 Charitable Unitrust for which Mr. Schoolfield is the trustee; 614,607 shares of common stock owned by Mr. Schoolfield individually; and 184,382 shares of common stock owned by the Schoolfield Grandchildren's Trust for which Mr. Schoolfield is the trustee.
(9) The amount and percentage figures include 863,930 shares of common stock which would be issued to Mr. Smith if he elects to convert his $400,000 8% Subordinated Convertible Note dated March 30, 2005 to common stock.
(10) In 1999, the John D. Garber and Clare C. Garber Trust donated 750,000 shares of the Company's common stock to The Pennsylvania State University.


Item 12.  Certain Relationships and Related Transactions.
--------  -----------------------------------------------

The Company had a note receivable due from its Chief Executive Officer, Jeffrey E. Butler, in the amount of $300,000 that was advanced in October 2000 and due in 2003. In 2003 the Board of Directors approved a transaction whereby the note would be paid in full in exchange for 200,000 shares of the Company's common stock owned by Mr. Butler. The stock has been recorded as treasury stock at this cost.

The Company is indebted to two major shareholder affiliates, John D. Garber and Janis L. Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April, 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible into the Company's common stock at $.40 per share.


Item 13.  Exhibits.
--------  ---------

The following documents have been filed as a part of this annual report:

Exhibit
  No.                         Description of Exhibits
----------------------------------------------------------------------------

  3.1 Amended and Restated Articles of Incorporation of The American Education Corporation (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 1998)

3.2 Bylaws of The American Education Corporation (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.1 Form of Stock Certificate (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.2 Directors' Stock Option Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998)

4.3        First Amendment to the Directors' Stock Option Plan
           (incoorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.4 Stock Option Plan for Employees (incorporated by reference to Exhibit C to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998)

4.5        First Amendment to the Stock Option Plan for Employees
           (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.6 Second Amendment to the Stock Option Plan for Employees (incorporated by reference to Exhibit 4.7 to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on September 29, 2000)

10.1 Purchase Agreement for the acquisition by the Company of Learning Pathways, Limited (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 1998)

10.2 Stock Purchase Agreement for the acquisition by the Company of Dolphin, Inc. (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2000)

10.3 Convertible Note Purchase Agreement dated March 30, 2005 by and between The American Education Corporation and David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

10.4 The American Education Corporation 8% Subordinated Convertible Promissory Note dated March 30, 2005 in favor of David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

10.5       Promissory Note dated March 31, 2004 from The American
           Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15,
           2005)

10.6       Promissory Note dated March 31, 2004 from The American
           Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15,
           2005)

10.7 Employment Agreement with Jeffrey E. Butler dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.8 Employment Agreement with Thomas A. Shively dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.9 Employment Agreement with Neil R. Johnson dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.10 Promissory Note dated October 16, 2000 from Jeffrey E. Butler in favor of the Company (filed herewith)

10.11 Promissory Note dated September 30, 2004 from the Company in favor of John Garber (filed herewith)

10.12 Promissory Note dated September 30, 2004 from the Company in favor of Janis L. Butler (filed herewith)

11 Statement re: computation of per share earnings (filed herewith)

21 Subsidiaries of The American Education Corporation (filed herewith)

23.1       Consent of Steakley, Gilbert and Morgan

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


Item 14.  Principal Accountant Fees and Services
--------  --------------------------------------

Audit Fees. The aggregate fees of Steakley, Gilbert, & Morgan, P.C. for professional services rendered for the audit of the Company's annual financial statements for the years ended December 31, 2004 and 2003, and the review of the financial statements included in the Company's Forms 10-QSB totaled $28,225 and $24,000, respectively.

Audit-Related Fees. The aggregate fees billed by Steakley, Gilbert, & Morgan, P.C. for audit related services for the years ended December 31, 2004 and 2003, and are not disclosed in "Audit Fees" above, were $6,300 and $-0-, respectively.

Tax Fees. The aggregate fees billed by Steakley, Gilbert, & Morgan, P.C. for tax compliance for the years ended December 31, 2004 and 2003 were $8,325 and $7,800, respectively.

All Other Fees. The aggregate fees billed by Steakley, Gilbert, & Morgan, P.C. for services, other than those described above, for the years ended December 31, 2004 and 2003 were $-0- and $-0-, respectively.




SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        The American Education Corporation


September 8, 2005                       By:/s/Jeffrey E. Butler
                                        ------------------------
                                        Jeffrey E. Butler,
                                        Chief Executive Officer
                                        Chairman of the Board
                                        Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name                          Title                        Date
-----------------     -------------------------     -----------------
Jeffrey E. Butler     /s/Jeffrey E. Butler          September 8, 2005
                      Chief Executive Officer
                      Chairman of the Board
                      Treasurer

Neil R. Johnson       /s/Neil R. Johnson            September 8, 2005
                      Chief Financial Officer
                      Chief Accounting Officer

Monty C. McCurry      /s/Monty C. McCurry           September 8, 2005
                      Director

Newton W. Fink        /s/Newton W. Fink             September 8, 2005
                      Director

Stephen E. Prust      /s/Stephen E. Prust           September 8, 2005
                      Director



The American Education Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES


             Item                                          Page No.
-----------------------------------------------            --------

Independent Auditors' Report                                  F-1

Financial Statements:

  Consolidated Balance Sheet, December 31, 2004               F-2

  Consolidated Statements of Income for the years
   ended December 31, 2004 and 2003                           F-3

  Consolidated Statements of Changes In Stockholders'
   Equity for the years ended December 31, 2004 and 2003      F-4

  Consolidated Statements of Cash Flows for the years
   ended December 31, 2004 and 2003                           F-5

  Notes to Consolidated Financial Statements                  F-7



All schedules are omitted as the required information is included in the financial statements or notes thereto or is not present in sufficient amounts.


                      --------------------------------



INDEPENDENT AUDITORS' REPORT
----------------------------

To Board of Directors and Stockholders
The American Education Corporation
Oklahoma City, Oklahoma


We have audited the consolidated balance sheet of The American Education Corporation as of December 31, 2004 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The American Education Corporation as of December 31, 2004 and the consolidated results of its operations and cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.





STEAKLEY, GILBERT & MORGAN


Oklahoma City, Oklahoma
March 23, 2005
(Except for Note 15, which is dated September 1, 2005)


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS
Current assets:
 Cash and cash equivalents                                 $   549,343
 Accounts receivable, net of allowance for
  returns and uncollectible accounts of
  $250,000 (Note 1)                                          2,146,264
 Inventory (Note 1)                                             14,485
 Prepaid expenses and deposits                                 305,897
 Deferred tax asset (Note 6)                                    86,542
                                                           -----------
    Total current assets                                     3,102,531

Property and equipment, at cost (Note 1)                     1,308,735
 Less accumulated depreciation and amortization             (1,164,389)
                                                           -----------
    Net property and equipment                                 144,346
Other assets:
 Capitalized software costs, net of accumulated
  amortization of $7,652,777 (Note 1)                        3,815,680
 Goodwill, net of impairment (Note 1)                        1,215,015
                                                           -----------
    Total other assets                                       5,030,695
                                                           -----------
    Total assets                                           $ 8,277,572
                                                           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable trade                                    $   285,261
 Accrued liabilities (Note 11)                                 693,122
 Deferred revenue                                              654,337
 Notes payable and current portion of long-term
  debt (Note 4)                                                371,862
                                                           -----------
    Total current liabilities                                2,004,582

Other long-term accrued liabilities (Note 10)                  470,475
Deferred income tax liability - Long-term (Note 6)             103,921
Long-term debt  (Note 4)                                       305,880
                                                           -----------
    Total liabilities                                        2,884,858
                                                           -----------

Commitments and contingencies (Notes 5, 7, 10 and 12)               --
Stockholders' Equity  (Note 3)
 Preferred Stock $.001 par value;
  Authorized-50,000,000 shares, issued and
  outstanding-none; liquidation preference-$.02 per share           --
 Common Stock, $.025 par value;
  Authorized 30,000,000 shares; issued and outstanding-
  14,133,461 shares                                            359,186
  Additional paid in capital                                 6,698,817
  Treasury stock, at cost, 234,000 shares                     (319,125)
  Retained deficit                                          (1,346,164)
                                                           -----------
    Total stockholders' equity                               5,392,714
                                                           -----------

    Total liabilities and stockholders' equity             $ 8,277,572
                                                           ===========

See accompanying notes and accountants' report.


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003



THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003


                                    2004                   2003
                                 ------------        --------------


Sales                            $10,186,517            $ 8,230,285

Cost of goods sold                 1,398,246              1,350,977
                                ------------           ------------
Gross Profit                       8,788,271              6,879,308
                                ------------           ------------

Operating expenses:
 Selling and marketing             3,628,550              2,341,607
 Operations                          501,401                435,999
 General and administrative        1,978,757              1,938,629

 Amortization of capitalized
  software costs                   1,413,889              1,296,153
                                ------------           ------------

 Total operating expenses          7,522,597              6,012,388
                                ------------           ------------

 Operating income from
  continuing operations            1,265,674                866,920

Other income (expense):
 Interest expense                    (61,058)               (68,556)
                                ------------           ------------

Income from continuing
 operations before income
 taxes                             1,204,616                798,364

 Deferred income tax expense         493,673                366,106
                                ------------           ------------

Income from continuing
 operations                          710,943                432,258

Loss from discontinued operations
 (net of tax benefits 2004 -
 $1,016,897; 2003 - $72,338)
 (Note 15)                        (1,054,203)              (258,681)
                                ------------           ------------

Net income (loss)                $  (343,260)             $ 173,577
                                ============           ============


Earnings per share: (Note 13)
 Basic and diluted:
Continuing operations            $       .05              $     .03
Discontinuing operations         $      (.07)             $    (.02)
Net income (loss)                $      (.02)             $     .01


See accompanying notes and accountants' report.



THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2004 and 2003


                                           Additional               Retained
                         Common Stock        paid in    Treasury    Earnings
                       Shares      Amount    Capital      Stock    (Deficit)
                     --------------------  ---------- ----------  -----------
Balance at
December 31, 2002    14,280,961  $357,874  $6,649,240  $ (19,125) $(1,176,481)

Issuance of common
  stock for cash and
  services               52,500     1,312       2,363

Repurchase common stock,
  at cost              (200,000)                        (300,000)

Net income                                                            173,577

Comprehensive Income adjustment:
 Foreign currency
  translation                                  22,527
                     ----------  --------  ----------  ---------  -----------

Balance at
 December 31, 2003   14,133,461   359,186   6,674,130  ( 319,125)  (1,002,904)

Net loss                                                             (343,260)

Comprehensive Income adjustment:
 Foreign currency
  translation                                  24,687
                     ----------  --------  ----------  ---------  -----------

Balance at
 December 31, 2004   14,133,461  $359,186  $6,698,817  $(319,125) $(1,346,164)
                     ==========  ========  ==========  =========  ===========

See accompanying notes and accountants' report.


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003


                                              2004            2003
                                          -----------     -----------

Cash flows from operating activities:
Net income (loss)                        $  (343,260)    $  173,577

Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
  Depreciation and amortization            2,768,465      1,617,405
  Increase in reserve for bad debts           25,000        122,691
  Services rendered for common stock              --          3,675
  Deferred compensation                      234,000         64,920

Foreign currency translation                  24,687         22,527


Changes in assets and liabilities:
  Accounts receivable                        619,063       (911,999)
  Inventories                                  1,966         19,993
  Prepaid expenses and deposits             (131,415)      (111,724)
  Accounts payable and accrued liabilities  (604,125)       (65,333)
  Accounts payable - Affiliate                    --        (60,000)
  Deferred revenue                            44,637        371,620
  Deferred income taxes                     (501,061)       366,108
                                         -----------    -----------
  Net cash provided by operating
   activities                              2,137,957      1,613,460
                                         -----------    -----------

Cash flows from investing activities:
 Purchase of property and equipment          (53,264)       (57,179)
 Software development costs capitalized   (1,372,955)    (1,289,693)
                                         -----------    -----------
 Net cash used in investing activities    (1,426,219)    (1,346,872)
                                         -----------    -----------

Cash flows from financing activities:
 Proceeds received from issuance of debt          --        300,000
 Principal payments on notes payable        (379,071)      (424,317)
                                         -----------    -----------
 Net cash used in financing activities      (379,071)      (124,317)
                                         -----------    -----------

Net increase in cash                         332,667        142,271

Cash at beginning of year                    216,676         74,405
                                         -----------    -----------

Cash at end of year                      $   549,343    $   216,676
                                         ===========    ===========

Interest paid in cash                    $    62,263    $    70,121
                                         ===========    ===========

Income taxes paid                        $    14,766    $        --
                                         ===========    ===========

See accompanying notes and accountants' report.


THE AMERICAN EDUCATION CORPORATION
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Years Ended December 31, 2004 and 2003



During 2003 the Company issued 52,500 shares of common stock valued at $3,675 for services provided by outside directors and distributors, and received 200,000 shares of its common stock as payment for a note receivable of $300,000.

See accompanying notes and accountants' report.



THE AMERICAN EDUCATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.    Summary of significant accounting policies
      ------------------------------------------

The summary of significant accounting policies of The American Education Corporation ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

History and business activity

The American Education Corporation (formerly Plasmedics, Inc.) was incorporated under the laws of the State of Colorado on February 23, 1981. Through 1986, the Company's principal purpose was to manufacture and market medical devices and medical technology. The Company's activities from inception through 1984 were directed toward raising equity capital, acquisition of license and patent rights and research and development. From 1986 through 1990, the Company was essentially inactive and seeking acquisition or merger candidates.

On January 8, 1991, the Company purchased substantially all of the assets of American Educational Computer, Inc., and assumed specific trade accounts payable and other accrued liabilities related to that business.

On August 15, 1991, Plasmedics, Inc., changed its name to The American Education Corporation ("AEC"). AEC's principal business is the development of educational computer software and its distribution to retail outlets and school districts nationally.

On November 25, 1998, effective October 1, 1998, the Company purchased the business of Learning Pathways, Limited, ("LPL"), an entity organized under the laws of the United Kingdom, pursuant to an Agreement between the Company and the stockholders of LPL. The transaction was accounted for using purchase method accounting. The business of LPL principally is to distribute the Anywhere Learning System in the United Kingdom. As of December 31, 2004 the subsidiary is considered as an asset held for sale and a provision for impairment of $1,150,000 has been recognized as an operating expense in the consolidated statements of income. The results of regular operations of LPL are also included in the consolidated statements of income for the two years ended December 31, 2004. No dividends were received from the foreign entity.

During 1999, the Company acquired 100% of the capital stock of Dolphin, Inc., ("Dolphin") a New Jersey corporation. The acquisition was accounted for using purchase method accounting. Results of Dolphin's operations are included in the consolidated income statements for the two years ended December 31, 2004. Dolphin provides software design services for unaffiliated customers.

Revenue recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountant's Statement of Position 97-2 and 98-9 on software revenue recognition. The Company has recognized revenue and a like amount of expense on products traded for advertising and promotional services. Sales revenue and selling and marketing expense include approximately $259,145 and $244,445 of such non-monetary transactions for the years ended December 31, 2004 and 2003, respectively. Revenue for software design services at Dolphin is recognized on the percentage-of-completion method.

The Company has adopted revenue recognition policies regarding sales with multiple deliverables which comply with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," which became effective July 1, 2003. Revenues from technical service contracts are deferred and amortized ratably over the period of the service contract.

Capitalized software costs

Capitalized software costs consist of licenses for the rights to produce and market computer software, salaries and other direct costs incurred in the production of computer software and costs to defend the Company's trademark. The Company accounts for software capitalization under the guidelines of FASB 86. Costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, all software development costs are capitalized and amortized on a straight-line basis over the product's estimated economic life of between three and five years. Capitalized software costs at January 1, 2004 were $10,095,502 with $1,372,955 additional costs capitalized during 2004. Amortization expense totaled $1,572,654 in 2004 and $1,446,373 in 2003. Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of purchased companies over the fair value of their net assets at dates of acquisition. Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2004, the Company determined that the carrying amount of LPL's goodwill exceeded its fair value, accordingly, a goodwill impairment loss of $625,431 was recognized. (See Note 15.) The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows:

                                                Learning
                                  Dolphin       Pathways        Total
                                 ----------    -----------   -----------

Balance as of
 January 1, 2004                $1,215,015     $  625,431     $1,840,446
Impairment losses                       --       (625,431)    (  625,431)
                                ----------     ----------     ----------
Balance as of
 December 31, 2004              $1,215,015     $       --     $1,215,015
                                ==========     ==========     ==========

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of packaging and educational software materials.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the assets, which is five years. Depreciation expense totaled $131,616 and $171,032 for 2004 and 2003, respectively. The components of property and equipment at December 31, 2004, are as follows:

     Furniture, fixtures and office equipment          $  692,750
     Computers and software                               583,344
     Leasehold improvements                                32,641
                                                       ----------
                                                        1,308,735
     Less: accumulated depreciation                    (1,164,389)
                                                       ----------

     Net property and equipment                        $  144,346

Stock Options

The Company has historically measured compensation from issuing employee stock options under the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" which is an intrinsic value method. Subsequent accounting pronouncements FAS 123 and FAS 148, "Accounting for Stock Based Compensation," establish financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 defines a fair value based method of accounting for an employee stock option. FAS 148 amends FAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company plans to continue to use the intrinsic value method for stock-based compensation until new accounting standards are finalized by the FASB. Accordingly, the compensation cost for stock options has been measured as the excess, if any, of the quoted market price of Company stock at the date of the grant over the amount the employee must pay to acquire the stock. The compensation cost is recognized over the vesting period of the options. Hence, no compensation is incurred unless the market value is greater than the option exercise price.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The Company is continuing to utilize the intrinsic value-based method for accounting for employee stock options or similar equity instruments.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma income and earnings/(loss) per share are as follows for the year ended:

                                                 2004        2003
                                              ----------   ----------

    Net income/(loss) - as reported           $(343,260)    $ 173,577
    Stock -based employee compensation
     expense - pro forma                         35,467        13,125
                                              ---------     ---------

    Net income/(loss) - pro forma             $(378,727)    $ 160,452
                                              =========     =========

    Basic earnings/(loss) per common
      share-as reported                           $(.02)         $.01
    Diluted earnings/(loss) per common
      share as reported                            (.02)          .01
    Basic earnings/(loss) per common
      share - pro forma                           $(.02)         $.01
    Diluted earnings/(loss) per common
      share-pro forma                              (.02)          .01

Statements of cash flows

In the consolidated statements of cash flows, cash and cash equivalents may include currency on hand, demand deposits with banks or other financial institutions, treasury bills, commercial paper, mutual funds or other investments with original maturities of three months or less.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.    Options to purchase common stock
      --------------------------------

The shareholders approved an Incentive Stock Option Plan for employees during 1998 and approved amendments to the plan in 1999, 2000 and 2001 to increase the number of shares available. The total shares issuable under this plan are 2,650,000. The Committee of this Plan determines the employees who will receive options to purchase common shares and the number granted. Option prices will be the fair market value at date of grant. Options are exercisable as deemed by the Committee and terminate within ninety days of employment termination, or as designated by the Committee. In no event shall an option be exercisable more than ten years from the date it is granted. No options may be issued under this Plan after March 31, 2008.

The shareholders also approved a Director's Stock Option Plan during 1998 and approved an amendment to the Plan in 2001 to increase the number of shares available. The total shares issuable under this Plan are 200,000. Each outside director initially elected or appointed shall be granted an option to purchase 5,000 shares of common stock at the fair market value at the date of the grant. Additionally, each outside director shall automatically be granted an option to purchase 3,000 shares of common stock as of January 1 of each succeeding calendar year, if options are available, through termination of the Plan on March 31, 2008. Options granted are exercisable immediately and for a period of three years after the date of the grant or, if earlier, ninety days after the date when the participant ceases to be a director of the Company.

The Company's non-qualified stock option plan originated in 1996. The following table summarizes stock option plan activity:



                                         (In Shares)
                                 --------------------------

                                     1998            1998

                      1996 Plan  Directors Plan  Employee Plan    Total
                      ---------  --------------  -------------  ---------

Number of shares under
options outstanding as of:

December 31, 2003     1,364,576      199,998        2,099,334    3,663,908

Shares granted          784,076       63,000          105,000      952,076

Shares exercised             --           --               --           --
Shares expired         (786,076)     (63,000)        (184,333)  (1,033,409)
                      ---------      -------        ---------    ---------
December 31, 2004     1,362,576      199,998        2,020,001    3,582,575
                      =========      =======        =========    =========

Option price
 range per share    $.13 - $.47    $.13 - $.35     $.25 - $.35


In November 2004, the Company extended the expiration date of 595,000 stock options, originally granted in 2002 with an expiration in February 2005, to December 31, 2008. The original exercise price was $.25 per share, the market value at date of grant. The exercise price of the options remains the same, however, since the market value of the Company's common stock was $.27 per share at the date the modification of terms was made, the Company has recorded compensation expense of $11,900.


3.    Common and preferred stock
      --------------------------

There were no common stock transactions during 2004.


4.    Notes Payable and Long-term debt
      --------------------------------

The Company had the following indebtedness under notes and loan agreements:

                                    Current    Long-term       Total
                                    -------    ---------    ----------

Line of credit with bank,
originated December 23, 1999,
matures November 30, 2005;
initial line - $1,145,000,
payments of $24,000 per month
plus interest at the bank's
prime rate plus 2%  (7.25% at
December 31, 2004), remaining
principal due at maturity,
secured by accounts receivable
and inventory                      $255,761    $     --    $  255,761

Lines of credit with bank,
originated April 30, 1999, to
December 23,1999, matures
March 31, 2005; maximum line -
$450,000, interest at the bank's
prime rate plus 2.5% (7.75% at
December 31, 2004), payable
monthly, principal due at
maturity, secured by accounts
receivable and inventory            112,895          --       112,895

Installment notes payable to
bank, originated, December 4, 2001 ,
matures June 4, 2005; principal and
interest due in monthly payments
of $734, interest at bank's
prime rate plus .25%, (5.50% at
December 31, 2004); secured by
equipment                             3,206           --         3,206

Subordinated debt due to
shareholder affiliates,
originated April 1, 2003,
matures September 30, 2006;
interest at 8% payable quarterly,
principal due at maturity,
convertible into the Company's
common stock at $.40 per share           --      305,880       305,880
                                   --------     --------    ----------
                                   $371,862     $305,880    $  677,742
                                   ========     ========    ==========

Aggregate maturities of notes payable are as follows:

     2005              $  371,862
     2006                 305,880
                       ----------
                       $  677,742
                       ==========


5.    Operating leases
      ----------------

The Company leases office space in Oklahoma City, Oklahoma, under an agreement renewed December 31, 2002 at $12,587 a month. The agreement expires December 31, 2005.

The Company leases automobiles and certain office equipment with lease payments totaling $6,868 per month. The agreements expire in October 2007 to February 2008.

Dolphin, Inc., a wholly owned subsidiary leases office space in Voorhees, New Jersey, for $4,922 a month under a lease agreement expiring May 31, 2009. Dolphin, Inc. leases equipment for $540 a month until May 2009.

Learning Pathways, Limited, a wholly owned subsidiary, leases office space in the United Kingdom. Monthly rent approximates $1,580. The lease renews each month for a period of ninety days.

Total lease expense was $369,238 for 2004 and $372,948 for 2003.

Future rental commitments under lease agreements are as follows:

     2005             $  273,975
     2006                113,215
     2007                 88,124
     2008                 67,303
     2009                 27,310


6.    Income taxes
      ------------

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns, determined by using the enacted tax rates in effect for the year in which the differences are expected to reverse.


The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                 2004        2003
                                               -------     -------
Statutory federal income tax rate              (34.0%)       34.0%
State income taxes                              (6.0%)        6.0%
Nondeductible expenses                           1.1%         6.4%
Foreign loss taxed at different rate           (21.5%)       16.5%
                                                -----        -----
Effective income tax rate                      (60.4%)       62.9%
                                                =====        =====
Deferred tax liabilities and assets at December 31, 2004 are comprised of the following:

Deferred tax liabilities:
Capitalized software                                $1,526,271
                                                    ----------
  Total deferred tax liabilities                     1,526,271

Deferred tax assets:
Receivables allowance                                   80,000
Net operating loss carryforward                      1,211,110
Vacation accrual and deferred compensation             194,732
Plant and equipment and related depreciation            23,050
                                                    ----------
  Total deferred tax assets                          1,508,892
                                                    ----------
    Net liability                                   $  (17,379)
                                                    ==========

Net deferred tax asset                              $   86,542
Net deferred tax liability                            (103,921)
                                                    ----------

    Net liability                                   $  (17,379)
                                                    ==========

A deferred tax asset has been recorded for the tax benefit of the net operating loss carryforward. No valuation allowance has been recorded against the deferred tax asset.

The Company has available U.S. net regular tax and alternative minimum tax operating loss carryforwards of approximately $3,027,000 and $3,184,000, respectively, expiring between the years 2021 and 2024.


7.    Royalty agreements
      ------------------

Several of the Company's software titles are authored by independent consultants for which royalty agreements exist. These agreements call for quarterly payments based upon a percentage of the net sales of the particular titles. These agreements expire in the years 2005 to 2010. Royalty expense totaled $62,640 and $87,231 in 2004 and 2003, respectively.


8.    Related party transactions
      --------------------------

The Company is indebted to two major shareholder affiliates for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003 with an original maturity of April 2005. The debt bears interest at 8% and the interest is payable quarterly. In September 2004, the maturity date of the debt was extended to September 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible at any time before maturity into the Company's common stock at $.40 per share.


9.    Significant customers and concentration of credit risk
      ------------------------------------------------------

Accounts Receivable
-------------------
The Company sells its products almost exclusively to schools through various distributors of educational materials.

No individual customer accounted for more than 10% of sales in 2004 or 2003.

The Company reserves for returns and bad debts in the normal course of its operations. Management feels the allowance is sufficient to cover any losses from uncollectible trade receivables.

Cash
----
The Company maintains its bank accounts with three financial institutions, Cash deposits in excess of FDIC limits were approximately $441,000 at December 31, 2004.


10.    Commitments and contingencies
       -----------------------------

The Company amortizes capitalized software costs over the products estimated useful life. Due to inherent technological changes in the software development industry, the period over which such capitalized software costs are being amortized may have to be accelerated. Software costs are carried in the accompanying balance sheet net of amortization.

The Company has employment agreements with its officers which include salary terms and severance benefits. The Company has a deferred retirement benefit agreement with its executive officers and has accrued $470,475 as of December 31, 2004. Deferred benefit expense was $234,000 in 2004 and $64,920 in 2003, respectively.


11.    Accrued liabilities
       -------------------

Accrued liabilities are comprised of the following at December 31, 2004:

    Accrued interest                         $   2,409
    Accrued payroll, taxes and benefits         77,170
    Accrued commissions and royalties          551,202
    Accrued professional fees                   15,600
    Accrued - other                             46,741
                                             ---------

                                             $ 693,122
                                             =========


12.    Litigation
       ----------

The Company may be the subject of various legal proceedings that could arise during the normal course of business. However, management knows of no pending or threatened litigation involving the Company that is considered material to the on-going operations and viability of the Company.


13.    Earnings per share
       ------------------

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

The weighted average number of basic and diluted common shares outstanding is as follows:

                                            2004          2003
                                         ----------     ----------

    Basic                                 14,133,461    14,324,714
    Diluted                               15,801,795    15,628,899

Employee stock options are included in the number of diluted common shares using the treasury stock method.


14.    Employee benefit plans
       ----------------------

The Company adopted a 401(k) Plan effective January 1, 1999. The Plan allows eligible employees to defer part of their income on a tax-favored basis into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company may make contributions to the Plan as a matching percentage or as a lump sum amount determined annually. There were no matching contributions in 2004 and 2003.


15.    Discontinued operations
       -----------------------

In early 2005, the Company made the decision to seek a buyer for its foreign subsidiary, Learning Pathways Ltd. due to continuing losses. The Company impaired the value of its foreign assets by $1,150,000 as of December 31, 2004. The Company anticipates the foreign operations will cease during the year 2005. As a result, the Statements of Income for the two years ended December 31, 2004 have been restated to reflect the operations of Learning Pathways, Ltd. as discontinued. Costs of disposal will be immaterial. Foreign assets and liabilities at December 31, 2004 were negligible and no separate balance sheet disclosure is considered necessary.



Exhibit 10.10


NOTE PAYABLE

Oklahoma City, Oklahoma
Dated: October 26, 2000
$300,000.00

The Board of Directors (the "Board") of the Corporation has authorized a loan of funds to Jeffrey E. Butler, the Company's Chief Executive Officer, that is secured by the Corporation under a transaction with UMB Bank. The intent of this action is to provide Mr. Butler with the funds to provide for a cash settlement in the division of the marital estate in the divorce proceedings with his wife, Carolyn L. Butler. The Board has taken this action to avoid division of Mr. Butler's common stock holdings in the Corporation as a result of this proceeding. The Board believes that significant share holdings in the hands of Mrs. Butler will adversely affect both share price and efforts to improve share price as a result of Mrs. Butler's potential sale of stock. The Board also wishes to ensure Mr. Butler's continued motivation and incentive to effectively manage the business and to increase share value.

Accordingly, FOR VALUE RECEIVED, Jeffrey E. Butler (the "Maker") promises to pay to The American Education Corporation (the "Payee"), at the principal office of the Payee at 7506 N. Broadway Extension, Suite 505, Oklahoma City, OK 73116, the principal amount of THREE HUNDRED THOUSAND DOLLARS ($300,000.00), together with interest at the rate stated herein on such outstanding principal amount.

The unpaid principal amount hereof from time to time outstanding shall bear interest from the date hereof at a rate equal to the rate per annum that the Payee pays on its lowest rate loans at UMB Bank, N.A. Interest shall be computed on the actual number of days elapsed on the basis of a year consisting of 360 days.

The principal amount of this note and all interest accrued but not yet paid shall be paid in a single payment due October 26, 2003, unless extended by the holder within the holder's sole discretion. The note may be prepaid in whole or in part at any time without penalty.

Payments of both principal and interest are to be made in lawful money of the United States of America.

The Maker and Payee have mutually agreed that the funds advanced to the Maker are to be used only for expenses associated with a divorce settlement including cash payments made as a part of such settlement and for legal fees and other costs associated with the division of personal property and not for any other purpose.

This Note is made under and governed by the laws of the State of Oklahoma. This Note may be prepaid in whole or in part without penalty, and any such prepayment shall be applied to accrued interest and then to principal.

/s/ Jeffrey E. Butler
---------------------
Jeffrey E. Butler



Exhibit 10.11


SENIOR, SUBORDINATED PROMISSORY NOTE

$105,880                                                September 30, 2004

As hereinafter provided, for value received, The American Education Corporation ("the Payor") jointly and severally promises to pay to the order of John Garber or his assigns ("the Payee"), One Hundred Five Thousand Eight Hundred Eighty Dollars ($105,880), with interest at the rate of 8% percent per annum, payable in full two years from the date hereof. Interest shall be payable quarterly, beginning with the quarter ending December 31, 2004.

The sums due under this promissory note ("the Note") may be exchanged for common stock of the Payor at any time before this Note is paid in full, based upon a purchase price of $0.40 per share.

IT IS AGREED that the Payor will assign a senior, subordinated only to the debt that the Payor may have to assign from time-to-time to banking or institutional investor interests, a security position it Payor's current, fixed and long-term assets, all of its intellectual property to secure the obligations of the Note to the Payee.

IT IS AGREED that if the Payor is required to raise additional capital from other investment sources at terms, defined as the interest rate or the conversion formula of debt to common stock, that are less favorable to the terms to the Payee contained herein, that the Payor shall automatically be required to adjust the appropriate terms of the Note to reflect the identical terms provided to other investment sources.

IT IS FURTHER AGREED by the makers that if this Note is not paid when due or declared due hereunder, the principal and accrued interest therein shall draw interest at the rate of ten percent per annum, and that failure to make any payment of principal or interest when due or any default under any encumbrance or agreement securing this Note shall cause the whole Note to become due at once, or the interest to be counted as principal, at the option of the Payee. The Payor hereof severally waives presentment for payment, protest, notice of nonpayment and of protest, and agree to any extensions of time of payment and partial payments before, at or after maturity, and if this Note or interest thereon is not paid when due, agree to pay all reasonable costs of collection, including reasonable attorney's fees, and also waive all exemptions in case of suit on this Note.

The Oklahoma courts shall have sole jurisdiction in connection with any civil action brought in connection with this Note.

Executed this 30th day of September 2004.

THE AMERICAN EDUCATION CORPORATION

By /s/ Jeffrey E. Butler
   ------------------------------------------
   Jeffrey E. Butler, Chief Executive Officer



Exhibit 10.12

SENIOR, SUBORDINATED PROMISSORY NOTE

$200,000                                                September 30, 2004



As hereinafter provided, for value received, The American Education Corporation ("the Payor") jointly and severally promises to pay to the order of Janis L. Butler ("the Payee"), Two Hundred Thousand Dollars ($200,000), with interest at the rate of 8% percent per annum, payable in full two years from the date hereof. Interest shall be payable quarterly, beginning with the quarter ending December 31, 2004.

The sums due under this promissory note ("the Note") may be exchanged for common stock of the Payor at any time before this Note is paid in full, based upon a purchase price of $.40 per share.

Payment of this Note by Payor shall not be subject to any offset rights for any sums owed to the Payor by Jeffrey Butler regardless of the nature of any such obligation. Accordingly, it shall not be a defense by the Payor for failure or refusal to pay Payee hereunder that any such sums are due to the Payor by Jeffrey Butler or that Payor has any claims against Jeffrey Butler. In the event of the death, disability or the departure of Jeffrey Butler from the employment of the Payor, for any reason, the obligations of the Payor are immediately due in full, together with all interest accrued at that date.

IT IS AGREED that the Payor will assign a senior, subordinated only to the debt that the Payor may have to assign from time to time to banking interests, a security position it Payor's current, fixed and long-term assets, all of its intellectual property to secure the obligations of the Note to the Payee.

IT IS FURTHER AGREED by the makers that if this Note is not paid when due or declared due hereunder, the principal and accrued interest therein shall draw interest at the rate of ten percent per annum, and that failure to make any payment of principal or interest when due or any default under any encumbrance or agreement securing this Note shall cause the whole Note to become due at once, or the interest to be counted as principal, at the option of the Payee. The Payor hereof severally waives presentment for payment, protest, notice of nonpayment and of protest, and agree to any extensions of time of payment and partial payments before, at or after maturity, and if this Note or interest thereon is not paid when due, agree to pay all reasonable costs of collection, including reasonable attorney's fees, and also waive all exemptions in case of suit on this Note.

The Oklahoma courts shall have sole jurisdiction in connection with any civil action brought in connection with this Note.

Executed this 30th day of September 2004.

THE AMERICAN EDUCATION CORPORATION



By /s/ Neil Johnson
   -------------------------------------
   Neil Johnson, Chief Financial Officer



Exhibit 11

Statement re: computation of per share earnings

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

The weighted average number of basic and diluted common shares outstanding is as follows:

                                       2004            2003
                                   ----------       ----------

    Basic                          14,133,461       14,324,714
    Diluted                        15,801,795       15,628,899

Employee stock options are included in the number of diluted common shares using the treasury stock method.



Exhibit 21

Subsidiaries of The American Education Corporation


Projected Learning Programs, Inc., an Oklahoma corporation (Inactive)

Learning Pathways, Limited, a United Kingdom corporation

Dolphin, Inc., a New Jersey corporation



Exhibit 23.1

Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) filed October 22, 1999, pertaining to The American Education Corporation Stock Option Plan for Employees and The American Education Corporation Directors' Stock Option Plans of our report dated March 23,
2005, (except for Note 15 which is dated September 1, 2005) with respect to the consolidated financial statement of The American Education Corporation included in its Annual Report (Form 10-KSB/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Steakley, Gilbert, & Morgan, P.C.


September 8, 2005
Oklahoma City, Oklahoma



Exhibit 31.1

CERTIFICATIONS
--------------


I, Jeffrey E. Butler, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of The American Education Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based upon such evaluation; and

    c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  September 8, 2005

/s/  Jeffrey E. Butler
----------------------
Signature
Title:  Chief Executive Officer



Exhibit 31.2

CERTIFICATIONS


I, Neil R. Johnson, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of The American Education Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based upon such evaluation; and

    c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  September 8, 2005

/s/  Neil R. Johnson
--------------------
Signature
Title:  Chief Financial Officer



Exhibit 32.1

THE AMERICAN EDUCATION CORPORATION



Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002



     In connection with the Annual Report on Form 10-KSB/A of The American Education Corporation (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey E. Butler, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Jeffrey E. Butler
     ---------------------
     Jeffrey E. Butler
     Chief Executive Officer



Exhibit 32.2

THE AMERICAN EDUCATION CORPORATION



Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002



     In connection with the Annual Report on Form 10-KSB/A of The American Education Corporation (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Neil R. Johnson, Chief
Financial Officer of the Company, certify, pursuant to 18 U.S.C.
section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Neil R. Johnson
     -------------------
     Neil R. Johnson
     Chief Financial Officer



EXHIBIT C - 10-QSB

                               FORM 10-QSB

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

   [X]  QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
                          EXCHANGE ACT OF 1934

               For the Quarterly Period Ended June 30, 2005

  [   ]  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE
                                  ACT

            For the Transition Period from ________ to ________

                         Commission File #0-11078

                     THE AMERICAN EDUCATION CORPORATION
       -----------------------------------------------------------------
       (Exact name of Small Business issuer as specified in its charter)

            Nevada                            73-1621446
-------------------------------   ----------------------------------
(State or other jurisdiction of    (IRS Employer Identification No.)
incorporation or organization)

   7506 North Broadway Extension, Suite 505, Oklahoma City, OK   73116
   -------------------------------------------------------------------
                 (Address of principal executive offices )

                             (405) 840-6031
                       ---------------------------
                       (Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.025 per share

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.
                                                         YES X   NO

Number of shares of the issuer's common stock outstanding as of
August 11, 2005:                 14,133,461

Transitional Small Business Disclosure Format            YES     NO X



THE AMERICAN EDUCATION CORPORATION

                                INDEX
                                -----
                                                                Page No.
                                                                --------
PART I - FINANCIAL INFORMATION

Item 1     Consolidated Balance Sheets
           June 30, 2005 and December 31, 2004                      3

           Consolidated Statements of Income
           For the Three Months Ended June 30, 2005
           and for the Three Months Ended June 30, 2004             4

           For the Six Months Ended June 30, 2005
           and for the Six Months Ended June 30, 2004               5

           Consolidated Statements of Cash Flows
           For the Six Months Ended June 30, 2005
           and for the Six Months Ended June 30, 2004               6

           Notes to Interim Consolidated Financial
           Statements                                               7


Item 2     Management's Discussion and Analysis
           Of Financial Condition and Results of
           Operations                                             10

Item 3     Controls and Procedures                                13



PART II - OTHER INFORMATION                                       15

SIGNATURE PAGES                                                   17




PART I - FINANCIAL INFORMATION

ITEM 1 - CONSOLIDATED BALANCE SHEETS

THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED BALANCE SHEETS


                                               June 30       December 31
                                                 2005            2004
                                            ------------     -----------
                                             (unaudited)      (audited)
ASSETS
Current assets:
  Cash and cash equivalents                  $   534,039     $   549,343
  Accounts receivable, net of allowance
   for returns and uncollectible accounts
   of $250,000 and $200,000                    3,175,660       2,146,264
  Inventory                                       20,754          14,485
  Prepaid expenses and deposits                  340,976         305,897
  Deferred tax asset                             107,266          86,542
                                            ------------     -----------

     Total current assets                      4,178,695       3,102,531

Property and equipment, at cost                1,345,019       1,308,735

Less accumulated depreciation and
  amortization                                (1,201,845)     (1,164,389)
                                            ------------     -----------
     Net property and equipment                  143,174         144,346

Other assets:
  Capitalized software costs, net of
   accumulated amortization of $8,416,077
   and $7,652,777                              3,786,264       3,815,680
  Goodwill, net of accumulated amortization
   of $-0- and $369,097                               --       1,215,015
  Deferred tax asset - long-term                  63,868              --
                                            ------------     -----------
     Total other assets                        3,850,132       5,030,695
                                            ------------     -----------
     Total assets                           $  8,172,001     $ 8,277,572
                                            ============     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable trade                    $    154,464     $   285,261
  Accrued liabilities                            874,897         693,122
  Deferred revenue                               646,851         654,337
  Notes payable and current portion of
   long-term debt                                606,674         371,862
                                            ------------     -----------
     Total current liabilities                 2,282,886       2,004,582

Other long-term accrued liabilities              611,475         470,475
Deferred income tax liability - Long-term             --         103,921
Long-term debt                                   305,880         305,880
                                            ------------     -----------
Total liabilities                              3,200,241       2,884,858
                                            ------------     -----------

Commitments and contingencies                         --              --
Stockholders' Equity:
  Preferred Stock, $.001 par value;
   Authorized - 50,000,000 shares-issued
    and outstanding-none                              --              --
  Common Stock, $.025 par value
   Authorized 30,000,000 shares
   Issued and outstanding - 14,133,461
    shares                                       359,186         359,186
  Additional paid in capital                   6,698,817       6,698,817
  Treasury stock, at cost, 234,000 shares       (319,125)       (319,125)
  Retained deficit                            (1,346,164)     (1,346,164)
  Year-to-date earnings                         (420,954)             --
                                            ------------     -----------
     Total stockholders' equity                4,971,760       5,392,714
                                            ------------     -----------
     Total liabilities and stockholders'
      equity                                $  8,172,001     $ 8,277,572
                                            ============     ===========

The accompanying notes are an integral part of the financial statements.



THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED June 30, 2005 AND 2004
(unaudited)


                                                 2005          2004
                                             -----------   -----------

Sales                                        $ 3,158,524   $ 2,741,795
Cost of goods sold                               285,719       329,212
                                             -----------   -----------
Gross profit                                   2,872,805     2,412,583

Operating expenses:
  Selling and marketing                        1,039,485       807,607
  Operations                                     126,987       138,769
  General and administrative                     705,652       449,901
  Impairment of goodwill (Note 15)             1,215,015            --
  Amortization of capitalized software
   costs                                         390,592       346,458
                                             -----------   -----------
Total operating expenses                       3,477,731     1,742,735
                                             -----------   -----------

Operating income (loss) from continuing
 operations                                     (604,926)      669,848

Other income (expense):
  Interest expense                               (18,039)      (15,143)
                                             -----------   -----------

Income (loss) from continuing operations
 before income taxes                            (622,965)      654,705

Deferred income tax expense                     (204,925)      261,882
                                             -----------   -----------

Income (loss) from continuing operations        (418,040)      392,823

Loss from discontinued operations (net of
 tax benefits 2005 - $27,245; 2004 - $0 )
 (Note 14)                                       (68,401)     (217,847)
                                             -----------   -----------
Net Income (loss)                            $  (486,441)  $   174,976
                                             ===========   ===========

Earnings per share:
  Basic:
Continuing operations                        $     (.030)  $      .028
Discontinued operations                      $     (.004)  $     (.016)
Net income (loss)                            $     (.034)  $      .012

  Diluted:
Continuing operations                        $     (.025)  $      .025
Discontinued operations                      $     (.004)  $     (.014)
Net income (loss)                            $     (.029)  $      .011

Weighted average common shares outstanding:
  Basic                                       14,133,461    14,133,461
  Diluted                                     16,596,726    15,427,021

The accompanying notes are an integral part of the financial statements.


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
SIX MONTHS ENDED June 30, 2005 AND 2004
(unaudited)

                                                 2005          2004
                                             -----------   -----------

Sales                                        $ 5,498,131   $ 5,272,061
Cost of goods sold                               627,568       670,078
                                             -----------   -----------

Gross profit                                   4,870,563     4,601,983

Operating expenses:
  Selling and marketing                        1,773,005     1,943,781
  Operations                                     285,458       247,727
  General and administrative                   1,231,133       878,185
  Impairment of goodwill (Note 15)             1,215,015            --
  Amortization of capitalized software
   costs                                         763,300       678,529
                                             -----------   -----------

Total operating expenses                       5,267,911     3,748,222
                                             -----------   -----------

Operating income (loss) from continuing
 operations                                     (397,348)      853,761

Other income (expense):
  Interest expense                               (28,569)      (30,424)
                                             -----------   -----------

Income (loss) from continuing operations
 before income taxes                            (425,917)      823,337

Deferred income tax expense                     (126,106)      328,759
                                             -----------   -----------
Income (loss) from continuing operations        (299,811)      494,578

Loss from discontinued operations (net of
 tax benefits 2005 - $62,407; 2004 - $0 )
 (Note 14)                                      (121,143)     (298,597)
                                             -----------   -----------
Net Income (loss)                            $  (420,954)  $   195,981
                                             ===========   ===========

Earnings per share:
  Basic:
Continuing operations                        $     (.022)  $      .035
Discontinued operations                      $     (.008)  $     (.021)
Net income (loss)                            $     (.030)  $      .014

  Diluted:
Continuing operations                        $     (.018)  $      .032
Discontinued operations                      $     (.007)  $     (.019)
Net income (loss)                            $     (.025)  $      .013

Weighted average common shares outstanding:
  Basic                                       14,133,461    14,133,461
  Diluted                                     16,596,726    15,427,021


The accompanying notes are an integral part of the financial statements.


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(unaudited)



                                                   2005          2004
                                               -----------   -----------

Cash flows from operating activities:
Net income (loss)                              $  (420,954)  $   195,981
 Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
  operating activities:
 Depreciation and amortization                   2,015,771       820,999
 Reserve for bad debts                              50,000        46,300
 Deferred compensation                             141,000        93,000
 Other                                                  --        10,208

Changes in assets and liabilities:
 Accounts receivable                            (1,079,396)     (461,254)
 Inventories                                        (6,269)        4,796
 Prepaid expenses and other                        (35,079)       51,120
 Accounts payable and accrued liabilities           50,978      (192,940)
 Deferred revenue                                   (7,486)     (236,164)
 Deferred income taxes                            (188,513)      300,478
                                               -----------   -----------
Net cash provided by operating activities          520,052       632,524
                                               -----------   -----------
Cash flow from investing activities:
 Software development costs capitalized           (733,884)     (612,454)
 Purchase of property and equipment                (36,284)       (6,401)
                                               -----------   -----------
Net cash used in investing activities             (770,168)     (618,855)
                                               -----------   -----------
Cash flows from financing activities:
 Proceeds received from issuance of debt           400,000       142,234
 Principal payments on notes payable              (165,188)     (136,490)
                                               -----------   -----------
Net cash provided by financing activities          234,812         5,744
                                               -----------   -----------

Net increase (decrease) in cash                    (15,304)       19,413

Cash at beginning of the period                    549,343       216,676
                                               -----------   -----------
Cash at end of the period                      $   534,039   $   236,089
                                               ===========   ===========

The accompanying notes are an integral part of the financial statements.


THE AMERICAN EDUCATION CORPORATION
Part I
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004


NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

1.    Description of Business:
      -----------------------

The American Education Corporation's ("the Company") business is the development and marketing of educational software to elementary, middle and secondary schools, adult literacy centers and vocational, junior and community colleges. In addition, the Company has two subsidiaries, Learning Pathways, Ltd. ("LPL"), Derby, UK, and Dolphin, Inc. ("Dolphin"), Voorhees, NJ. LPL modifies the Company's U.S. curriculum offering to conform to the UK's educational system and markets these products directly to UK and other international markets. Dolphin is a developer of educational software for many of the nation's leading textbook and electronic publishers.

In December 2004, the Company determined that the assets of LPL were impaired and its value was written down to zero. Subsequently, it has been classified as an asset held for sale and therefore its operations are shown as discontinued. Effective June 2005, the Company determined that the goodwill of the Dolphin subsidiary was impaired and it was written off. The Company is exiting the software development business for outside customers and will be transferring certain Dolphin employees to the Company's payroll to enhance internal development efforts.


2.    Basis of Presentation:
      ---------------------

The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

The Company's consolidated financial statements include the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

The interim consolidated financial statements at June 30, 2005, and for the three and six month periods ended June 30, 2005 and 2004 are unaudited, but include all adjustments that the Company considers necessary for a fair presentation. The December 31, 2004 balance sheet was derived from the Company's audited financial statements.

The accompanying unaudited financial statements are for the interim periods and do not include all disclosures normally provided in annual financial statements. They should be read in conjunction with the Company's audited financial statements included in the Company's Form 10-KSB for the year ended December 31, 2004. The accompanying unaudited interim financial statements for the three and six month periods ending June 30, 2005 are not necessarily indicative of the results that can be expected for the entire year.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.    Revenue Recognition:
      -------------------

The Company recognizes revenue in accordance with the American
Institute of Certified Public Accountant's Statement of Position 97-2, 98-9 and modifications thereto on software revenue recognition. The Company has also adopted revenue recognition policies regarding sales with multiple deliverables which comply with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," which became effective July 1, 2003. Revenue for software design services at Dolphin is recognized on the percentage-of-completion method.


4.    Capitalized Software Costs:
      --------------------------

Capitalized software costs consist of licenses for the rights to produce and market computer software, salaries and other direct costs incurred in the production of computer software. Costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, all software development costs are capitalized and amortized on a straight-line basis over the product's estimated economic life of between three and five years.


5.    Goodwill:
      --------

Goodwill represents the excess of the cost of purchased companies over the fair value of their net assets at the date of acquisition. Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2005, the Company determined that the carrying amount of the goodwill related to the acquisition of Dolphin exceeded its fair value and an impairment loss of $1,215,015 has been recognized. (See Note 15.)


6.    Inventories:
      -----------

Inventories are stated at the lower of cost (first-in, first-out), or market, and consist of packaging and educational software materials.


7.    Property and Equipment:
      ----------------------

Property and equipment is stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the assets, which is five years.

8.    Debt:
      ----

The Company had the following indebtedness under notes and loan agreements:

                                           Current   Long-term   Total
                                          ---------  ---------  --------

Line of credit with bank, matures
November 30, 2005; payments of
$24,000 per month plus interest at
the bank's prime rate plus 2%
(7.50% at June 30, 2005)                   $111,761    $    --  $111,761

Revolving line of credit with bank,
matures March 31, 2006; maximum line -
$450,000, interest at the bank's prime
rate plus 2% (7.50% at June 30, 2005)      94,913         --    94,913

Subordinated debt due to unrelated
individual, originated March 30, 2005,
matures March 30, 2006 and may be renewed
for one year at the option of the holder;
interest at 8% payable at maturity;
convertible into the Company's common
stock at $.463 per share                    400,000         --   400,000

Subordinated debt due to shareholder
affiliates, originated April 1, 2003,
matures September 30, 2006; interest
at 8% payable quarterly, principal due
at maturity, convertible into the
Company's common stock at $.40 per share         --    305,880   305,880
                                          ---------  ---------  --------
                                           $606,674   $305,880  $912,554
                                          =========  =========  ========

9.    Stock Options:
      -------------

The Company has historically measured compensation from issuing employee stock options under the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" which is an intrinsic value method. Accounting pronouncement SFAS No. 123(R), "Share-based Payment," replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123 (R) establishes financial accounting and reporting standards for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in an exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). As a small business issuer the Company is required to adopt SFAS No. 123(R) effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, will be recognized as of the required effective date.

The following pro forma disclosures show the effect on net income as if SFAS 123(R) had been applied prior to the required effective date. The Company's pro forma income and earnings per share are as follows for the six months ended June 30:



                                                    2005          2004
                                                 --------      --------
Net income (loss) - as reported                 ($420,954)     $195,981
Stock -based employee compensation expense -
pro forma                                          23,650        13,580
                                                 --------      --------

Net income (loss) - pro forma                    (444,604)      182,401

Basic earnings per common share-as reported         ($.03)         $.01
Diluted earnings per common share as reported         .02           .01
Basic earnings per common share - pro forma         ($.03)         $.01
Diluted earnings per common share-pro forma          (.03)          .01


10.    Statements of Cash Flows:
       ------------------------

In the Consolidated Statements of Cash Flows, cash and cash equivalents may include currency on hand, demand deposits with banks or other financial institutions, treasury bills, commercial paper, mutual funds or other investments with original maturities of three months or less. The carrying values of the Company's assets and liabilities approximate fair value due to their short-term nature.


11.    Income Taxes:
       ------------

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, determined by using the enacted tax rates in effect for the year in which the differences are expected to reverse.


12.    Computation of Earnings Per Share:
       ---------------------------------

The Company has adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 requires presentation of basic and diluted earnings per share. Basic earnings per share are calculated based only upon the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated based upon the weighted average number of common and, where dilutive, potential common shares outstanding during the period, utilizing the treasury stock method. Potential common shares include conversion of convertible debt and options to purchase common stock.

The weighted average number of basic and diluted common shares outstanding is as follows:

                                 2005            2004
                              ----------      ----------
     Basic                    14,133,461      14,133,461
     Diluted                  16,596,726      15,427,021


13.    Commitments and Contingencies:
       -----------------------------

The Company amortizes capitalized software costs over the product's estimated useful life. Due to inherent technological changes in the software development industry, the period over which such capitalized software cost is being amortized may have to be accelerated.

14.    Discontinued Operations:
       -----------------------

Effective December 31, 2004 Learning Pathways, Ltd. was deemed to be an asset held for sale and an impairment loss of $1,150,000 was recognized. In 2005, its results of operations for this business unit are presented as discontinued operations. The income statement for the prior year has been restated to reflect the results as if LPL had been discontinued as of the beginning of 2004. Assets and liabilities at June 30, 2005 were not material, and therefore no separate balance sheet disclosure is deemed necessary.

15.    Impairment of Goodwill:
       ----------------------

Effective June 30, 2005 the Company determined that the goodwill recorded on the balance sheet that resulted from the acquisition of Dolphin was impaired and wrote off the entire amount of $1,215,015. The Company is winding down Dolphin's software development business for outside customers and will transfer certain Dolphin employees to the Company's payroll to expand the internal software development staff.



ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------------------------------------------------------------------

Overview
--------

The American Education Corporation is a developer of instructional content, computer adaptive assessment testing software, and software management technology specifically designed to manage the delivery of and record the results of student progress in schools and other institutions. Java-based technology, the A+nyWhere Learning System, registered, ("A+LS") Versions 3.0 and 4.0 of educational software products, provides a research-based, integrated curriculum offering of software for grade levels 1-12 for Reading, Mathematics, Language Arts, Science, Writing, History, Government, Economics and Geography. In addition, the Company provides formative assessment testing and formative instructional content for various segments of the primary, secondary and post secondary educational markets. All company products are designed to provide for LAN, WAN and Internet delivery options. The Company has developed computer adaptive, formative assessment testing tools to provide educators with the resources to more effectively use the Company's curriculum content, which is aligned to important state and national academic standards. Spanish-language versions are available for Mathematics and Language Arts for grade levels 1-8.

The A+LS comprehensive family of educational software is now in use in over 11,000 schools, centers of adult literacy, colleges and universities, and correctional institutions in the U.S., UK and other international locations. A+dvancer College Readiness Online, the Company's postsecondary offering, identifies and assists students in attaining college entry-level academic skills in Arithmetic, Elementary Algebra, Reading Comprehension, and Sentence Skills. A+dvancer reduces demand on institutional admissions and developmental departments, while providing students with both improved skills assessment and the alignment to developmental and remedial coursework in an online, self-paced learning environment.

The Company is a technology-based publishing enterprise. To remain competitive it must constantly invest in the development of programming technology to keep its product offering up-to-date and ensure that its products maintain compatibility with the frequently changing and revised database and operating system platforms sold to schools by other developers. The Company must also update its content and underwrite content revisions to realign its content with new or updated state and national educational standards to remain competitive. To accomplish this essential, ongoing corporate function requires the retention and recruitment of a highly skilled professional workforce. These investments are essential, recurring costs of doing business that impact the Company's operating cost and margin structures.

The Company's business is subject to risks or uncertainties. Among these uncertainties are a dependency on funding for school technology purchases, lengthy sales cycles, seasonal demand cycles and a
dependency on retention of key personnel.   Certain matters discussed
herein (including the documents incorporated herein by reference) may contain forward-looking statements intended to qualify for the safe harbors from liabilities established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "plans," "intends," "anticipates," "expects," or words of similar import. Similarly, statements that describe the Company's future plans, objectives, estimates, or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, liquidity, capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements as a result of factors such as future economic conditions, changes in customer demands, future legislative, regulatory and competitive developments in markets in which the Company operates and other circumstances affecting anticipated revenues and costs. Accordingly, investors should be alert to the possibility that factors beyond the control of management may have impact on the short or long-term operations of the business. The Company undertakes no duty to update forward-looking statements to reflect the impact of events or circumstances that arise after the date the forward-looking statement was made.

RESULTS OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2005
AS COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2004
--------------------------------------------------------

Effective December 31, 2004, the Company's UK subsidiary, Learning Pathways, was deemed to be an asset held for sale and its value was
written down to zero as an impairment loss.   Therefore, its operations
are shown as discontinued. The 2004 amounts have been restated to reclassify the results of Learning Pathways as discontinued. Therefore, the comparisons discussed here and for the six months ended June 30, 2005 below are only for the Company and its Dolphin, Inc. subsidiary. Net consolidated sales for the three months ended June 30, 2005 totaled $3,158,524 compared to $2,741,795 for the same period in 2004. This represents an increase of 15% over the comparable 2004 quarter and is attributable to increases in revenues at both AEC and Dolphin. The Company believes that the increase at AEC is a result of increases in state and federal governmental educational funding and as a result of billing more schools directly as a condition of its credit policies with its resellers. The increase at Dolphin is customer driven and depends on the number of projects its customers decide to outsource and their desired delivery dates. The Company has announced that Dolphin will be exiting the contract software development business and will begin to provide additional development resources for AEC in the latter half of 2005. The Dolphin subsidiary's sales will decrease through the third quarter and cease by the end of the 2005 fiscal year.

Cost of goods sold as a percentage of sales revenue for the three months ending June 30, 2005 decreased to 9% from 12% of net revenues for the same period in 2004. This improvement is attributed to a larger portion of consolidated sales contributed by the core AEC operating unit. The Company's principal product family, A+nyWhere Learning System, registered, provided gross profit margins of 97% in the second quarter of 2005, consistent with prior quarters. Cost of goods sold represents the actual cost to produce the software products and includes certain allocated overhead costs.

Total operating expenses for the three months ended June 30, 2005
(excluding the impairment of goodwill write-down), increased to $2,262,716, compared to $1,742,735 for the same 2004 quarter, an increase of 30%. As a percentage of sales revenue, operating expenses increased from 64% in 2004 to 72% in 2005. The increase in total operating expenses is a result of increases in marketing and selling expenditures, general and administrative expenses and amortization of product development costs. Selling and marketing costs increased by 29%, from $807,607 for the three months ended June 30, 2004, to $1,039,485 for the current period. The increase in the second quarter
2005 selling expenses is largely attributable to changes in sales mix, which resulted in increased sales commission expense because the Company billed direct to school customers a higher percentage of orders. General and administrative expenses increased by 57% from $449,901 in 2004 to $705,652. This increase is due primarily to several individual items. General and administrative salaries and benefits increased approximately $45,000 due to the addition of personnel in several areas. Deferred compensation payable upon executive officers' and directors' retirement increased $24,000 because additional employees were eligible for this benefit as compared to the prior year. Audit and legal fees increased approximately $36,000 as a result of additional legal work during the second quarter and the timing of the preparation of the Company's tax returns earlier in fiscal 2005 as compared to 2004. Outside consulting services increased approximately $31,000 due to fees paid for assistance in incorporating Learning Letter Sounds into the product line and advice regarding the future of Dolphin. Bad debt expense increased $85,000 over the prior year because of an increase in the allowance for uncollectible accounts based upon higher accounts receivable balances that generally occur in the second and third quarters resulting from the buying patterns of many schools.

Interest expense was $18,039 for the three months ended June 30, 2005 as compared to $15,143 for the same 2004 quarter, reflecting the lower amount of bank debt outstanding on an average daily basis offset by the additional interest cost of the increase in convertible debt issued by
the Company.   There was a net loss of $486,441 for the three months
ended June 30, 2005 as a result of the impairment write-off for the Dolphin subsidiary of $1,215,015, compared to net income of $174,976 for the same period in 2004.


RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2005
AS COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2004
------------------------------------------------------

Net sales for the six months ended June 30, 2005, totaled $5,498,131 compared to $5,272,061 for the same period in 2004. This represents an increase of 4% over the comparable 2004 period. This increase is attributable to increases in sales at AEC resulting from what the Company believes are continued favorable market conditions as a result of governmental educational funding at the federal and state level. Dolphin's sales for the six-month period were virtually identical to the same 2004 period.

Cost of goods sold as a percentage of sales revenue for the six months ending June 30, 2005 decreased to 11% compared to 13% for the same period in 2004. As noted for the quarterly results, this improvement is attributed to the increase in the sales contributed by the core AEC operating unit, which has lower cost of sales as a percentage of sales than Dolphin. The Company's principal product families, A+dvanced Learning System and the A+nyWhere Learning System, provided gross profit margins of 97% in the first six months of 2005.

Total operating expenses for the six months ended June 30, 2005 (excluding the impairment of goodwill write-down), increased to $4,052,896, compared to $3,748,222 for the same 2004 period, an increase of 8%. As a percentage of sales revenue, operating expenses increased from 71% in 2004 to 74% in 2005. The increase in total operating expenses is a result of a decrease in marketing and selling expenditures, an increase in general and administrative expenses as well as an increase in amortization of product development charges for the period.

Selling and marketing expenses decreased from $1,943,781 for the six months ended June 30, 2004 to $1,773,005 for the same period in 2005 and is primarily the result of a decrease of in commission expense because of changes in sales mix. Sales mix changes can occur when a lower amount of the Company's sales are billed directly as a result of credit policies and contributions to total revenues by different sales channels which require the payment of varying commission rates.
Operations expense increased from $247,727 in 2004 to $285,458 for the same period in 2005, or 15%. This increase is due to the addition of staff in the department during the period. General and administrative expenses increased from $878,185 to $1,231,133, or by 40%, and the increases are due to reasons cited in management's discussion of the second quarter results of operations. General and administrative salaries and benefits increased approximately $77,000 due to the addition of personnel in accounting and other departments. Deferred compensation payable upon executive officers' and directors' retirement for the period increased $48,000 as a result of additional employees who were eligible for this program, compared to the prior year. Audit and legal fees increased approximately $48,000 as a result of required additional legal costs experienced during the first six months of 2005 and the preparation of the Company's tax returns earlier in fiscal 2005 as compared to 2004. Outside services increased approximately $57,000 due to consulting fees paid to integrate the Learning Letter Sounds product line content into the Company's product line and advice regarding the future of Dolphin. Royalty expense increased approximately $33,000 over the prior year due to higher sales of royalty products during the period. Bad debt expense increased $72,000 over the prior year as a result of an increase in the allowance for uncollectible accounts based upon higher accounts receivable balances due to the seasonal nature of the Company's business.

Interest expense for the six months ended June 30, decreased from $30,424 in 2004 to $28,569 in 2005 reflecting the reduction in average daily bank debt levels in 2005 compared to the prior year offset by higher interest due to the increase in convertible debt issued by the Company in 2005. There was a net loss of $420,954 for the six months ended June 30, 2005, as compared to a net income of $195,981 reported for the same period in 2004. The decrease results from charges recognized by the impairment of goodwill at Dolphin of $1,215,015 for the period.


Liquidity and Capital Resources
-------------------------------

The Company has invested significantly in the development of new products and the acquisition and licensing of new products to improve the ability of the organization and its published products to meet the needs of the marketplace. These changes were required to update, expand and keep current the Company's extensive curriculum product offerings and to position the Company for long-term growth. To finance the business, management has utilized secured bank revolving credit lines, bank financed equipment loans, lease financing sources and convertible debt from private individuals.

As of June 30, 2005 the Company's principal sources of liquidity included cash and cash equivalents of $534,039, net accounts receivable of $3,175,660 and inventory of $20,754. The Company's net cash provided by operating activities during the six months was $520,052 in 2005 compared to $632,524 in 2004. Net cash used in investing activities for the same period increased by 24% from $618,855 in 2004 to $770,168 in 2005, and was comprised primarily of investment in capitalized software development costs. During the six months ended June 30, 2005 debt due to financial institutions was reduced by $165,188 or 44%, reflecting bank indebtedness of $206,674 at June 30, 2005.

In April 2003, the Company borrowed $305,880 from major shareholder affiliates, which is subordinated to the debt owed to the Company's senior lender. This debt matures in September of 2006 and is convertible into the Company's common stock at $.40 per share. On March 30, 2005, the Company entered into a Convertible Note Purchase
Agreement with an unaffiliated individual.   Pursuant to the terms of
the Convertible Note Purchase Agreement, the Company issued the note purchaser an unsecured 8% Subordinated Convertible Note in the original
aggregate principal amount of $400,000.   All principal and interest on
the Note is due and payable on March 30, 2006 (the "Initial Maturity Date"), subject to the Note Purchaser's option to extend the Initial Maturity Date twelve months to March 30, 2007 (the "Extended Maturity Date"). The Company may not prepay principal or interest on the Note prior to the Initial Maturity Date. The Note is convertible at any time at the note purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share, subject to certain anti-dilution adjustments. Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights. The proceeds from the subordinated convertible debt were used to reduce accounts payable, bank debt and to support the normal operations of the business.

At June 30, 2005, the Company had working capital of $1,895,809 compared to $1,097,949 at December 31, 2004. The Company has a $450,000 revolving line of credit that bears interest at a rate of 2.00% over the prime rate (7.5% as of June 30, 2005) and matures on March 31, 2006. At June 30, 2005, the Company had borrowed $94,913 under this line of credit. Additionally, the Company has a term loan with an aggregate principal balance of $111,761 as of June 30, 2005. The term loan bears interest at a rate of 2.00% over the prime rate (7.5% as of June 30, 2005) and matures on November 30, 2005. The Company is continuing to discuss future borrowing arrangements with its current lender and several bank financing sources.

With the expansion of the Company's product lines, the addition of new products and expanding market presences, as well as the favorable trends in government school spending the Company expects to see in 2005 and subsequent years, combined with the elimination of losses from the subsidiary business units, management believes that the Company will return to a pattern of growth similar to the increases demonstrated in prior years, which exceeded approximately 20%. Management believes that the Company can support this expansion from its operating cash flows and credit lines. If successful, the Company should be able to enhance the overall financial performance of the business and continue to improve the Company's balance sheet and financial position.

Additional working capital beyond that available to the Company from its internally generated cash flows may be required to expand operations as a result of anticipated continued growth of the business. Management has and will consider options available to access such funding, including expanded debt and additional equity financing as dictated by the needs of the business.


Off-Balance Sheet Arrangements
------------------------------

The Company does not have any off-balance sheet arrangements.


Critical Accounting Policies
----------------------------

Management is responsible for the integrity of the financial information presented herein. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, they reflect estimates based on management's judgment. Significant accounting policies that are important to the portrayal of the Company's financial condition and results, which in some cases require management's judgment, are summarrized in the Notes to Interim Consolidated Financial Statements, which are included herein.


ITEM 3 - CONTROLS AND PROCEDURES
--------------------------------

It is the responsibility of the Chief Executive Officer and the Chief Financial Officer to ensure that the Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis.
The Company's disclosure controls and procedures include controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in its reports that it submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

As of June 30, 2005, management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the disclosure controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure are identified and communicated in a timely fashion and that such disclosure controls and procedures were effective. During the three months ended June 30, 2005, there have been no changes in internal controls, or in factors that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.




THE AMERICAN EDUCATION CORPORATION

PART II - OTHER INFORMATION
---------------------------

Item 1.     Legal Proceedings
            -----------------

Management knows of no pending or threatened litigation involving the Company that is considered material to the on-going operations and viability of the Company.


Item 2.     Changes in Securities
            ---------------------

None.


Item 3.     Default Upon Senior Securities
            ------------------------------

Omitted from this report as inapplicable.


Item 4.     Submission of Matters to Vote of Securities Holders
            ---------------------------------------------------

None.


Item 5.     Other Information
            -----------------

Omitted from this report as inapplicable.


Item 6.     Exhibits
            --------

The following exhibits have been filed as a part of this report:


Exhibit
  No.                   Description of Exhibits
-------     ---------------------------------------------------------------
3.1         Articles of Incorporation of The American Education
            Corporation (incorporated by reference Annex B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on October 12, 2001)

3.2 Bylaws of The American Education Corporation (incorporated by reference to Annex C to the Definitive Proxy Statement filed with the Securities and Exchange Commission on October 12, 2001)

4.1 Form of Stock Certificate (incorporated by reference to Form 8-A12G/A filed with the Securities and Exchange
            Commission on January 20, 2004)

4.2 Directors' Stock Option Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24,
            1998)

4.3         First Amendment to the Directors' Stock Option Plan
            (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.4 Stock Option Plan for Employees (incorporated by reference to Exhibit C to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998)

4.5 First Amendment to the Stock Option Plan for Employees (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.6 Second Amendment to the Stock Option Plan for Employees (incorporated by reference to Exhibit 4.7 to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on September 29, 2000)

10.1 Purchase Agreement for the acquisition by the Company of Learning Pathways, Limited (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15,
            1998)

10.2 Stock Purchase Agreement for the acquisition by the Company of Dolphin, Inc. (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2000)

10.3 Convertible Note Purchase Agreement dated March 30, 2005 by and between The American Education Corporation and David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

10.4 The American Education Corporation 8% Subordinated Convertible Promissory Note dated March 30, 2005 in favor of David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

*10.5 Promissory Note dated March 31, 2004 from The American Education Corporation in favor of UMB Bank, N.A.

*10.6 Promissory Note dated March 31, 2005 from The American Education Corporation in favor of UMB Bank, N.A.

*10.7       Employment Agreement with Jeffrey E. Butler dated
            December 5, 1998

*10.8       Employment Agreement with Thomas A. Shively dated
            December 5, 1998

*10.9       Employment Agreement with Neil R. Johnson dated December 5,
            1998

31.1        Certification of Chief Executive Officer pursuant to
            Section 302 of the Sarbanes-Oxley Act of 2002.

31.2        Certification of Chief Financial Officer pursuant to
            Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    The American Education Corporation



                                    /s/ Jeffrey E. Butler
                                    ---------------------
                                    Jeffrey E. Butler,
                                    Chief Executive Officer
                                    Chairman of the Board
                                    Treasurer



                                    /s/ Neil R. Johnson
                                    -------------------
                                    Chief Financial Officer
                                    Chief Accounting Officer


Date: August 15, 2005


                              Exhibit 10.5

               PROMISSORY NOTE DATED MARCH 31, 2004 FROM
             THE AMERICAN EDUCATION CORPORATION IN FAVOR OF
                           UMB BANK, N.A.


                                  UMB
                                  ---
                                B A N K
                                      MEMBER FDIC
                            PROMISSORY NOTE
------------------------------------------------------------------------------
Principal   Loan Date   Maturity  Loan No. Call/Coll  Account Officer Initials
------------------------------------------------------------------------------
$471,761.06 03-31-2004 11-30-2005  0006    4A0 / 9205 0017232 ASH02
------------------------------------------------------------------------------

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.
------------------------------------------------------------------------------


                                             UMB BANK, n.a.
Borrower:  THE AMERICAN EDUCATION   Lender:  DOWNTOWN OKLAHOMA CITY
            CORPORATION                       BANKING CENTER
           7506 N. BROADWAY, STE 505         204 NORTH ROBINSON
           OKLAHOMA CITY, OK  73116          OKLAHOMA CITY, OK 73116
------------------------------------------------------------------------------
Principal Amount: $471,761.06  Initial Rate: 6.000%  Date of Note: March 31,
                                                                   2004
PROMISE TO PAY. THE AMERICAN EDUCATION CORPORATION ("Borrower") promises to pay to UMB BANK, n.a. ("Lender"), or order, in lawful money of the United States of America, the principal amount of Four Hundred Seventy-one Thousand Seven Hundred Sixty-one & 06/100 Dollars ($471,761.06), together with interest on the unpaid principal balance from March 31, 2004, until paid in full.

PAYMENT. Subject to any payment changes resulting from changes in the Index, Borrower will pay this loan in 19 principal payments of $24,000.00 each and one final principal and interest payment of $15,839.87. Borrower's first principal payment is due April 30, 2004, and all subsequent principal payments are due on the last day of each month after that. In Addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning April 30, 2004, with all subsequent interest payments to be due on the last day of each month after that. Borrower's final payment due November 30, 2005, will be for all principal and all accrued interest not yet paid. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; than to principal; then to any late charges: and then to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the UMB Bank, N.A. Prime Rate as the Index Rate. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 2.000 percentage points over the Index, resulting in an initial rate of 6.000% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower's making fewer payments. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: UMB BANK, n.a.; DOWNTOWN OKLAHOMA CITY BANKING CENTER;
204 NORTH ROBINSON; OKLAHOMA CITY, OK 73116.

LATE CHARGE. If a payment is 30 days or more late, Borrower will be charged 10.000% of the regularly scheduled payment or 550.00, whichever is less.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the total sum due under this Note will bear interest from the date of acceleration or maturity at the variable interest rate on this Note. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure, or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Oklahoma. This Note has been accepted by Lender in the State of Oklahoma.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Oklahoma


                            PROMISSORY NOTE
Loan No: 0006                 (Continued)                         Page 2

County, State of Oklahoma.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $25.00 if Borrower makes a payment on Borrower's loan and the check or other payment order including any preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by all Accounts Receivable and Inventory, Equipment, Furniture and Fixtures as further described in Security Agreements dated 12-23-99. All stock certificates, bond receipts, confirmations and other similar documents as further described in Security Agreements dated 12-23-99, All Accounts Receivable, Inventory and Equipment as further described in Security Agreement dated March 31, 2004.

ADDITIONAL TERMS. Each and every advance made under this Note shall be at Lender's sole discretion. Lender having made no commitment to make any such advances.

Borrower shall not a) voluntarily transfer any assets into trust or, b} if already owned in trust, shall not voluntarily transfer title to such trust assets to any other person or entity, without giving Lender at least 30 days prior written notice thereof.

ADDITIONAL TERMS. ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER(S) AND US (LENDER) FROM MISUNDERSTANDING OR DISAPPOINTMENT. ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, persona! representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE
PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:


THE AMERICAN EDUCATION CORPORATION



By:  /s/ Neil R. Johnson                By:
    -------------------------------     --------------------------------
    Authorized Signer for               Authorized Signer for
     THE AMERICAN EDUCATION              THE AMERICAN EDUCATION
     CORPORATION     NEIL R. JOHNSON     CORPORATION
==========================================================================


                              Exhibit 10.6

               PROMISSORY NOTE DATED MARCH 31, 2005 FROM
             THE AMERICAN EDUCATION CORPORATION IN FAVOR OF
                           UMB BANK, N.A.


                                  UMB
                                  ---
                                B A N K
                                   MEMBER FDIC
                            PROMISSORY NOTE
------------------------------------------------------------------------------
Principal   Loan Date   Maturity  Loan No. Call/Coll  Account Officer Initials
------------------------------------------------------------------------------
$450,000.00 03-31-2005 03-31-2006  0001    4A0/9205   0017232  MXW2
------------------------------------------------------------------------------

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.
------------------------------------------------------------------------------


                                             UMB BANK, n.a.
Borrower:  THE AMERICAN EDUCATION   Lender:  DOWNTOWN OKLAHOMA CITY
            CORPORATION                       BANKING CENTER
           7506 N. BROADWAY, STE 505         204 NORTH ROBINSON
           OKLAHOMA CITY, OK  73116          OKLAHOMA CITY, OK 73116
                                             (405) 239-5800
------------------------------------------------------------------------------
Principal Amount: $450,000.00  Initial Rate 7.750%  Date of Note: March 31,
                                                                   2005

PROMISE TO PAY. THE AMERICAN EDUCATION CORPORATION ("Borrower") promises to pay to UMB BANK, n.a. ("Lender"), or order, in lawful money of the United States of America, the principal amount of Four Hundred Fifty Thousand & 00/100 Dollars ($450,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on March 31, 2006. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning April 30, 2005, with all subsequent interest payments to be due on the last day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any late charges; and then to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the UMB Bank, N.A. Prime Rate as the Index Rate. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The Interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 2.500 percentage points over the Index, resulting in an initial rate of 6.500% per annum.
NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the data of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: UMB BANK, n.a.; DOWNTOWN OKLAHOMA CITY BANKING CENTER; 204 NORTH ROBINSON; OKLAHOMA CITY, OK 73116.

LATE CHARGE. If a payment is 30 days or more late, Borrower will be charged 10.000% of the regularly scheduled payment or $50.00, whichever is less.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the total sum due under this Note will bear interest from the date of acceleration or maturity at the variable interest rate on this Note. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to
make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Oklahoma. This Note has been accepted by Lender in the State of Oklahoma.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Oklahoma.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $25.00 if Borrower makes a payment on Borrower's loan and the check or other payment order including any preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by all Accounts Receivable and Inventory, Equipment, Furniture and Fixtures as further described in Security Agreements dated 12-23-99. All stock certificates, bonds, receipts, confirmations and other similar documents as described in Security Agreements dated 12-23-99 & 3-31-05. All Accounts Receivable, Inventory and Equipment as further described in Security Agreement dated March 31, 2004.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (E) Lender in good faith believes itself insecure.

ADDITIONAL TERMS. Each and every advance made under this Note shall be at Lender's sole discretion, Lender having made no commitment to make any such advances.

Borrower shall not a) voluntarily transfer any assets into trust or, b) if already owned in trust, shall not voluntarily transfer title to such trust assets to any other person or entity, without giving Lender at least 30 days prior written notice thereof.

ADDITIONAL TERMS. ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER(S) AND US (LENDER) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE
PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.
BORROWER:

THE AMERICAN EDUCATION CORPORATION



By:  /s/ Neil R. Johnson                By:
    -------------------------------     --------------------------------
    Authorized Signer for               Authorized Signer for
     THE AMERICAN EDUCATION              THE AMERICAN EDUCATION
     CORPORATION     NEIL R. JOHNSON     CORPORATION
==========================================================================



                              Exhibit 10.7

                       EMPLOYMENT AGREEMENT WITH
                JEFFREY E. BUTLER DATED DECEMBER 5, 1998


                   EXECUTIVE EMPLOYMENT AGREEMENT
                   ------------------------------


     This EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated effective as of the 5th day of December, 1998 (the "Effective Date"), is entered into by and between The American Education Corporation (the "Corporation"), a Colorado corporation, and Jeffrey E. Butler, Sr. (the "Employee").

                        WITNESSETH:

     WHEREAS, the Employee is currently employed as an at-will employee by the Corporation;

     WHEREAS, the Corporation desires to continue the employment of the Employee upon the terms and conditions herein set forth; and

     WHEREAS, the Employee desires to continue to be so employed upon such terms and conditions:

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:


     1.   Employment and Responsibilities.
          -------------------------------

     1.1 The Corporation shall employ the Employee, and the Employee shall serve, as Chief Executive Officer and President of the Corporation on the terms set forth herein. In such capacity, the Employee shall have overall responsibility for management of the Corporation's affairs. The Employee shall report to the Board of Directors of the Corporation and shall perform such duties as the Board of Directors may direct and as are commensurate with his position as Chief Executive Officer and President, provided that the Employee shall not be required to perform any duty which would constitute Cause within the meaning of Section 2.3(b) hereof, and further provided that the Employee's duties shall at all times be consistent with the Bylaws and Articles of Incorporation, as the same may be amended from time to time, of the Corporation and the policies established from time to time by the Corporation.

     1.2 The Employee shall devote all of his business time to the business and affairs of the Corporation and to the promotion of its interests. Notwithstanding the foregoing, the Employee may engage in other activities if such activities do not materially interfere with the Employee's performance of his duties and obligations hereunder, and may make and manage his personal investments, provided that such activities and investments are not prohibited hereby and do not violate the terms hereof. The Corporation shall provide the Employee with adequate office facilities and staff commensurate with his position to enable him to perform his duties hereunder.

     2.   Term of Employment.
          ------------------

     2.1 The term of the Employee's employment hereunder shall be two (2) years, commencing on the Effective Date and ending on December 5, 2000 (the "Termination Date"); provided, however, that the Termination Date shall automatically be extended for additional one-year renewal periods unless more than three hundred sixty
(360) days prior to the Termination Date (as it may be extended from time to time), either party gives written notice that such term shall not thereafter be so extended. If any such notice is given, then the term hereof shall not be automatically extended upon the future occurrence of any one-year anniversary date hereof.

     2.2 Notwithstanding the provisions of Section 2.1 hereof, the Corporation shall have the right, on written notice to the Employee, to terminate the Employee's employment for Cause, as defined in Section 2.3 below, such termination to be effective as of the date on which notice is given or as of such later date otherwise specified in the notice. If the Corporation terminates the Employee's employment other than (i) for Cause or (ii) due to the Employee's death ("Death") or illness or incapacity as defined in Section 4.1 ("Disability"), then the Corporation shall be deemed to have terminated the Employee's employment "Without Cause". In such event, the Corporation shall pay to the Employee a lump sum severance benefit in an amount equal to the Employee's salary for the preceding twelve full calendar months. In addition, to the extent permitted by applicable law, the Employee will be entitled to receive, for twelve (12) full calendar months following the effective date of the Employee's termination Without Cause, all Executive Benefits, as defined in Section 3.2 and 3.3 below, which the Employee was receiving or entitled to receive as of such termination Without Cause. Further, all outstanding options to purchase Common Stock of the Corporation which shall have been granted to the Employee shall immediately become exercisable (if not already exercisable in full) and shall continue in full force and effect.

     Without limiting Section 2.5, the Employee shall not be entitled to any severance benefits or other benefits in the event that the Employee terminates this Agreement without cause. Nothing in this Agreement shall be construed to require that the Corporation pay the Employee more than twelve (12) months salary severance or provide the Employee with Executive Benefits for more than twelve (12) months after the Employee is no longer employed by the Corporation.

     2.3 For purposes of this Agreement, the term "Cause" shall mean any of the following by the Employee: (a) failure to comply with any of the material terms of this Agreement, which failure is curable and is not cured by the Employee within thirty (30) days after the Employee has received written notice of such failure from the Corporation; (b) intentional refusal to perform his duties, responsibilities or obligations under this Agreement, which refusal continues for not less than thirty (30) days after the Employee has received written notice thereof from the Corporation; or (c) the Employee's conviction of a felony involving moral turpitude or which is otherwise materially injurious to the business or reputation of the Corporation.

     2.4 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement upon the willful and material breach of this Agreement by the Corporation or upon a material change by the Corporation without the consent of the Employee in the Employee's functions, duties or responsibilities which would cause the Employee's position with the Corporation to become of materially less dignity, responsibility, importance or scope. In such event, the Employee shall be treated as if he had been terminated by the Corporation Without Cause, and he shall be entitled to the severance amount and benefits described in Section
2.2 and, upon a Change in Control, the put described in Section
3.6.

     2.5 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement at any time without cause upon thirty (30) days prior written notice to the Corporation.
From the date of termination, the Employee shall have no further rights to any compensation or benefits under this Agreement (including but not limited to the severance payments or other benefits described in Section 2.2 or the put described in Section 3.6). Upon receiving such notice of termination from the Employee, the Corporation shall have the right to terminate the employment of the Employee at any time prior to the expiration of the thirty-day notice period, in which event the Employee shall have no rights to any further compensation or benefits under this Agreement from and after the date of termination.

     3.   Compensation
          ------------

     3.1 The Corporation shall pay to the Employee for his services hereunder a salary at the rate of $95,086 per annum, payable in equal installments (subject to withholding) in accordance with the Corporation's regular payroll schedule. Such salary as in effect from time to time may be increased as determined by the Board of Directors in its sole discretion. The salary payable to the Employee any time hereunder shall not be decreased. The Corporation may also pay to the Employee a cash bonus from time to time as and when appropriate.

     3.2 The Employee shall be entitled to participate in, and receive benefits from, any insurance, medical, dental, health and accident, hospitalization, disability, or other employee benefit plan of the Corporation which may be in effect at any time during the course of his employment by the Corporation and which is generally available to executives of the Corporation (these benefits, along with the benefits in Section 3.3, being referred to as the Employee's "Executive Benefits").

     3.3 The Employee shall be entitled to participate in any stock purchase, pension, Section 401(k) plan (to the extent permitted by applicable law), profit sharing, defined contribution, deferred compensation, stock bonus, stock option, cash bonus or other incentive compensation plan or plans (i) which may be in effect from time to time during the course of his employment by the Corporation and which are generally available to executives of the Corporation or (ii) as the Board of Directors determines. In addition, the Corporation shall provide an automobile or an automobile allowance to the Employee upon such terms as determined by the Board of Directors, and shall bear the cost of an annual medical physical examination for the Employee each calendar year.

     3.4 The Corporation shall reimburse the Employee for all reasonable and necessary business expenses incurred by him on behalf of the Corporation in the course of his duties hereunder upon the presentation by the Employee of appropriate documentation substantiating the amount of and purpose for which such expenses were incurred.

     3.5 The Employee shall be entitled to two (2) weeks paid vacation in each calendar year, which vacation shall be taken at times consistent with the performance by the Employee of his obligations hereunder. Any vacation time not fully used by the Employee in any one (1) calendar year may be carried over for one
(1) additional calendar year. If any such vacation time is carried over to a subsequent calendar year, then any vacation time taken in the subsequent calendar year shall be applied first against the carryover vacation time from the prior calendar year.

     3.6 (a) This Section 3.6 shall remain in effect so long as the Employee remains employed hereunder by the Corporation and for one year subsequent to the Employee's termination Without Cause, but shall not be operative unless and until there has been a Change in Control, as defined in Section 6.4 hereof. Upon such a Change in Control, this Section 3.6 shall become operative immediately.

          (b) If a Change in Control (as defined in Section 6.4) occurs (i) while the Employee is employed by the Corporation hereunder, or (ii) subsequent to the termination of the Employee's employment hereunder by the Corporation Without Cause and prior to the first anniversary of such termination, the Employee may, in his sole discretion, within twelve (12) months after the date of the Change in Control, give notice to the Corporation that he intends to elect to exercise his rights under this Section 3.6, which notice shall specify the number of shares of the Corporation's common stock, par value $0.025 per share (the "Stock"), that the Employee is electing to have the Corporation purchase pursuant to
Section 3.6(c), which number of shares of Stock shall in no event exceed 50% of the shares of Stock beneficially owned by the Employee (the "Notice of Intention"). Within thirty (30) days after the Corporation's receipt of the Notice of Intention, the Corporation shall provide written notice to the Employee setting forth the Corporation's computation of the amount of the per share Stock purchase price that would be payable pursuant to subsection (c) of this Section 3.6, accompanied by the written opinion of the Corporation's independent certified public accountants confirming the Corporation's computation. If the Employee takes exception to the Corporation's computation of such amount, the Employee may (but shall not be prejudiced in his right to later contest the amount actually paid by failing to do so) give a further written notice to the Corporation setting forth in reasonable detail the Employee's exceptions to the Corporation's computation, accompanied by the written opinion of the Employee's tax advisor confirming the basis for such exceptions. Exercise by the Employee of his rights pursuant to this Section 3.6 shall only be made by giving further notice thereof to the Corporation (the "Notice of Exercise") within six (6) months from the date of the Notice of Intention.

          (c) If the Employee gives the Notice of Exercise described in Section 3.6(b) to the Corporation, the Corporation shall purchase from the Employee the number of shares of Stock indicated in the Notice of Intention, provided that in no event shall the Corporation be required to purchase more than fifty percent (50%) of the shares of Stock beneficially owned by the Employee (which amount shall be appropriately adjusted in the event of a reclassification, recapitalization, split-up, combination, exchange of shares, stock dividend, etc.), at a per share price determined under Exhibit "A" hereto. The Corporation shall, within five (5) business days after the date of the Notice of Exercise, deliver to the Employee a certified or cashier's check in the amount payable pursuant to this Section 3.6(c) in exchange for the number of shares of Stock indicated in the Notice of Intention (duly endorsed for transfer to the Corporation).

          (d) Without limiting Section 2.5, the Employee shall not be entitled to the put right described in this Section 3.6 in the event that the Employee terminates this Agreement without cause.

     4.   Disability or Death.
          -------------------

     4.1 Notwithstanding Section 2.1, if, during the period of employment hereunder, because of illness or other physical or mental incapacity, the Employee shall fail for a period of one hundred twenty (120) consecutive days to render the services required hereunder, then the Corporation, at its option, may terminate this Agreement by notice from the Corporation to the Employee, effective on the giving of such notice. In the event of such termination, the Corporation shall continue to pay to the Employee his then current salary for a period of one hundred eighty
(180) days after such termination. In the event that the Employee's disability prevents his return to full-time employment, the Corporation shall pay to the Employee, following the 180 days, seventy-five percent (75%) of his current salary (at the date of his disability) for the following twelve (12) months, fifty percent (50%) of his current salary (at the date of his disability) for the ensuing twelve months, and twenty-five percent (25%) of his current salary (at the date of his disablity)for a final twelve month period, and, to the extent permitted by the applicable benefit arrangement or plan, shall permit the Employee to retain for such period the benefit arrangements, and to continue to participate for such period in the benefit plans referred to in Section 3 hereof in which he is participating at the time of such termination.
However, the Corporation shall not have the right to terminate the employment of the Employee hereunder if, at the time the Corporation gives notice of termination to the Employee, the Employee has then again begun to render services for the Corporation as required hereunder.

     4.2 Notwithstanding Section 2.1, in the event of the Death of the Employee during the term hereof, his employment hereunder shall terminate on the date of Death, however, in the event the Employee dies while on Corporation business or during business related travel, the Corporation shall pay to his surviving spouse his then current salary and medical benefits for a period of twelve (12) months following the death of the Employee.

     5.   Other Activities During Employment.
          ----------------------------------

     5.1 During the term of his employment by the Corporation, neither the Employee nor any entity in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender of money or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities of any company having a class of securities which is publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     5.2 The Employee shall not at any time during the term of this Agreement or after the termination hereof directly or indirectly divulge, furnish, use, publish or make accessible to any person or entity any Confidential Information (as hereinafter defined). Any Confidential Information prepared by the Employee or which come into the Employee's possession during this Agreement are and remain the property of the Corporation and, upon termination of the Employee's employment, all such records and copies thereof shall be either left with or returned to the Corporation.

     5.3 The term "Confidential Information" shall mean information disclosed to the Employee or known, learned, created or observed by him as a consequence of or through his employment by the Corporation, not generally known in the relevant trade or industry, about the Corporation's business activities, products, customers, suppliers, services and procedures, including, but not limited to, information concerning costs, product performance, customer requirements, advertising, sales promotion, publicity, sales data, research, finances, accounting, methods, procedures, trade secrets, business plans, client, supplier or distributor lists and records, potential client, supplier or distributor lists, and client, supplier or distributor billings. Notwithstanding the foregoing, "Confidential Information" shall not include information publicly disclosed by the Corporation or known by the Employee prior to the inception of the Corporation.

     6.   Post-Employment Activities.
          --------------------------

     6.1 For a period of one (1) year after termination of his employment by the Corporation, except (i) a termination subsequent to a Change in Control of the Corporation, as defined herein,
(ii) a termination by the Employee under Section 2.4 above, or
(iii) a termination by the Corporation Without Cause, neither the Employee, nor any entity or business in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities which are publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     6.2 The Employee acknowledges that he has been employed for his special talents and that his leaving the employ of the Corporation would seriously and adversely affect the business of the Corporation. In addition to all remedies permitted by law or in equity and without limiting any injunctive or other relief to which the Corporation may be entitled in respect of any obligation of the Employee, the Corporation shall be entitled to injunctive relief to enforce the provisions of Sections 5 and 6 hereof; provided, that the Corporation shall not be entitled to injunctive relief with respect to Section 6.1 hereof if at the time such relief is sought the Corporation is failing to make payments to the Employee which it is required to make pursuant to the terms hereof.

     6.3 The Employee will not, during the period of one (1) year after termination of his employment by the Corporation, except
(i) a termination subsequent to a Change in Control, as defined below, (ii) a termination by the Employee under Section 2.4 above, or (iii) a termination by the Corporation Without Cause, either in the Employee's individual capacity or as agent for another, hire or offer to hire or entice away any person who has been an officer, employee, or agent of the Corporation at any time during the immediately preceding year or in any other manner persuade or attempt to persuade any of such persons to discontinue their relationship with the Corporation nor divert or attempt to divert from the Corporation any business whatsoever by influencing or attempting to influence any customer, supplier or distributor of the Corporation to diminish or discontinue his or its business with the Corporation.

     6.4 For the purposes of this Agreement, a Change in Control shall be deemed to have occurred if (i) there shall be consummated
(a) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation's capital stock are converted into cash, securities or other property (other than a merger in which the holders of the Corporation's capital stock immediately prior to the merger have the same proportionate ownership of capital stock of the surviving corporation immediately after the merger), or (b) any sale, lease, exchange or other transfer (whether in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Corporation, or (ii) any person (as such term is defined in Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than John D. Garber or his affiliates, shall become the beneficial owner (within the meaning of Regulation 13D under the Exchange Act) of more than twenty-five (25%) of the Corporation's then outstanding capital stock, or (iii) a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

     7. Assignment. This Agreement shall not be assignable by the Corporation except (i) to a corporation or other entity controlling, controlled by or under common control with the Corporation, or (ii) to a successor to all or substantially all of the business of the Corporation. This Agreement shall inure to the benefit of and be binding upon the Corporation, its permitted successors and permitted assigns, and upon the Employee and his heirs, executors, administrators and legal representatives. This Agreement shall not be assignable by the Employee.

     8. Notices. All notices under this Agreement shall be in writing and shall be deemed to have been given at the time when mailed by registered or certified mail, addressed to the address below of the party to which notice is given, or to such changed address as such party may have fixed by notice:

     To the Corporation:     The American Education Corporation
     ------------------      7506 North Broadway
                             Oklahoma City, Oklahoma 73116

     To the Employee:        Jeffrey E. Butler, Sr.
     ---------------         4217 Old Farm Road
                             Oklahoma City, Oklahoma 73120

     9. Entire Agreement. This Agreement contains and constitutes the entire agreement between the parties herein and supersedes all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

     10. Applicable Law. This Agreement shall be construed, enforced and governed in accordance with the laws of the State of Oklahoma.

     11. Invalidity. If any provision contained in this Agreement shall for any reason be held to be invalid, illegal, void or unenforceable in any respect, such provision shall be deemed modified so as to constitute a provision conforming as nearly as possible to such invalid, illegal, void or unenforceable provision while still remaining valid and enforceable, and the remaining terms or provisions contained herein shall not be affected thereby.

     12. Dispute Resolution. Except with respect to the rights of the Corporation to obtain equitable relief under Sections 5 and 6 hereof, any dispute arising in any way out of this Agreement and which cannot be resolved by good faith negotiations between the parties within thirty (30) days after either party shall have notified the other party in writing of his or its desire to arbitrate the dispute shall be submitted to and settled through binding arbitration in accordance with the rules of the American Arbitration Association as from time to time in effect. The arbitration proceedings shall be conducted by a sole arbitrator who shall be an attorney with not less than ten (10) years experience in commercial law. All disputes or claims of the parties subject to arbitration shall be consolidated into a single arbitration proceeding. The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma. The award or determination of the arbitrator shall be final and binding upon all parties and shall be subject to enforcement in any court of competent jurisdiction. The arbitrator shall have the authority to award costs and expenses of arbitration to either party as the arbitrator sees fit.

     13. Approvals and Consents Must Be in Writing. Whenever this Agreement calls for the consent, vote, or approval of any person, such consent, vote, or approval shall be effective only if it is in writing and signed by or on behalf of the party who is granting such consent, vote, or approval unless the circumstances clearly indicate that a writing is not required to evidence such consent, vote, or approval.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 5th day of December, 1998.


CORPORATION:                  THE AMERICAN EDUCATION CORPORATION


                              /s/ Thomas A. Shively
                              ----------------------------------
                              Thomas A. Shively
                              Executive Vice President



EMPLOYEE:                     /s/ Jeffrey E. Butler, Sr.
                              ----------------------------------
                              Jeffrey E. Butler, Sr.





                         EXHIBIT "A"

The per share price for purposes of Section 3.6(c) shall be the greater of (i) the price per share paid that caused the Change of Control or (ii) the average closing price for the 90 consecutive trading days preceding the date of the Notice of Intention .



                              Exhibit 10.8

                       EMPLOYMENT AGREEMENT WITH
                THOMAS A. SHIVELY DATED DECEMBER 5, 1998


                   EXECUTIVE EMPLOYMENT AGREEMENT
                   ------------------------------


     This EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated effective as of the 5th day of December, 1998 (the "Effective Date"), is entered into by and between The American Education Corporation (the "Corporation"), a Colorado corporation, and Thomas
A. Shively (the "Employee").

                         WITNESSETH:

     WHEREAS, the Employee is currently employed as an at-will employee by the Corporation;

     WHEREAS, the Corporation desires to continue the employment of the Employee upon the terms and conditions herein set forth; and

     WHEREAS, the Employee desires to continue to be so employed upon such terms and conditions:

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:


     1.   Employment and Responsibilities.
          -------------------------------

     1.1 The Corporation shall employ the Employee, and the Employee shall serve, as Executive Vice President and Chief Operating Officer of the Corporation on the terms set forth herein. In such capacity, the Employee shall have responsibility for management of the Corporation's operations, including product development. The Employee shall report to the President of the Corporation and shall perform such duties as the President may direct and as are commensurate with his position as Executive Vice President and Chief Operating Officer provided that the Employee shall not be required to perform any duty which would constitute Cause within the meaning of Section 2.3(b) hereof, and further provided that the Employee's duties shall at all times be consistent with the Bylaws and Articles of Incorporation, as the same may be amended from time to time, of the Corporation and the policies established from time to time by the Corporation.

     1.2 The Employee shall devote all of his business time to the business and affairs of the Corporation and to the promotion of its interests. Notwithstanding the foregoing, the Employee may engage in other activities if such activities do not materially interfere with the Employee's performance of his duties and obligations hereunder, and may make and manage his personal investments, provided that such activities and investments are not prohibited hereby and do not violate the terms hereof. The Corporation shall provide the Employee with adequate office facilities and staff commensurate with his position to enable him to perform his duties hereunder.

     2.   Term of Employment.
          ------------------

     2.1 The term of the Employee's employment hereunder shall be two (2) years, commencing on the Effective Date and ending on December 5, 2000 (the "Termination Date"); provided, however, that the Termination Date shall automatically be extended for additional one-year renewal periods unless more than one hundred eighty (180) days prior to the Termination Date (as it may be extended from time to time), either party gives written notice that such term shall not thereafter be so extended. If any such notice is given, then the term hereof shall not be automatically extended upon the future occurrence of any one-year anniversary date hereof.

     2.2 Notwithstanding the provisions of Section 2.1 hereof, the Corporation shall have the right, on written notice to the Employee, to terminate the Employee's employment for Cause, as defined in Section 2.3 below, such termination to be effective as of the date on which notice is given or as of such later date otherwise specified in the notice. If the Corporation terminates the Employee's employment other than (i) for Cause or (ii) due to the Employee's death ("Death") or illness or incapacity as defined in Section 4.1 ("Disability"), then the Corporation shall be deemed to have terminated the Employee's employment "Without Cause". In such event, the Corporation shall pay to the Employee a lump sum severance benefit in an amount equal to fifty percent (50%) of the Employee's salary for the preceding twelve full calendar months.
In addition, to the extent permitted by applicable law, the Employee will be entitled to receive, for six (6) full calendar months following the effective date of the Employee's termination Without Cause, all Executive Benefits, as defined in Sections 3.2 and 3.3 below, which the Employee was receiving or entitled to receive as of such termination Without Cause. Further, all outstanding options to purchase Common Stock of the Corporation which shall have been granted to the Employee shall immediately become exercisable (if not already exercisable in full) and shall continue in full force and effect.

     Without limiting Section 2.5, the Employee shall not be entitled to any severance benefits or other benefits in the event that the Employee terminates this Agreement without cause. Nothing in this Agreement shall be construed to require that the Corporation pay the Employee more than fifty percent (50%) of twelve (12) months salary severance or provide the Employee with Executive Benefits for more than six (6) months after the Employee is no longer employed by the Corporation.

     2.3 For purposes of this Agreement, the term "Cause" shall mean any of the following by the Employee: (a) failure to comply with any of the material terms of this Agreement, which failure is curable and is not cured by the Employee within thirty (30) days after the Employee has received written notice of such failure from the Corporation; (b) intentional refusal to perform his duties, responsibilities or obligations under this Agreement, which refusal continues for not less than thirty (30) days after the Employee has received written notice thereof from the Corporation; or (c) the Employee's conviction of a felony involving moral turpitude or which is otherwise materially injurious to the business or reputation of the Corporation.

     2.4 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement upon the willful and material breach of this Agreement by the Corporation or upon a material change by the Corporation without the consent of the Employee in the Employee's functions, duties or responsibilities which would cause the Employee's position with the Corporation to become of materially less dignity, responsibility, importance or scope. In such event, the Employee shall be treated as if he had been terminated by the Corporation Without Cause, and he shall be entitled to the severance amount and benefits described in Section
2.2 and, upon a Change in Control, the put described in Section
3.6.

     2.5 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement at any time without cause upon thirty (30) days prior written notice to the Corporation.
From the date of termination, the Employee shall have no further rights to any compensation or benefits under this Agreement (including but not limited to the severance payments or other benefits described in Section 2.2 or the put described in Section 3.6). Upon receiving such notice of termination from the Employee, the Corporation shall have the right to terminate the employment of the Employee at any time prior to the expiration of the thirty-day notice period, in which event the Employee shall have no rights to any further compensation or benefits under this Agreement from and after the date of termination.

     3.   Compensation
          ------------

     3.1 The Corporation shall pay to the Employee for his services hereunder a salary at the rate of $86,408 per annum, payable in equal installments (subject to withholding) in accordance with the Corporation's regular payroll schedule. Such salary as in effect from time to time may be increased as determined by the Board of Directors in its sole discretion. The salary payable to the Employee any time hereunder shall not be decreased. The Corporation may also pay to the Employee a cash bonus from time to time as and when appropriate.

     3.2 The Employee shall be entitled to participate in, and receive benefits from, any insurance, medical, dental, health and accident, hospitalization, disability, or other employee benefit plan of the Corporation which may be in effect at any time during the course of his employment by the Corporation and which is generally available to executives of the Corporation (these benefits, along with the benefits in Section 3.3, being referred to as the Employee's "Executive Benefits").

     3.3 The Employee shall be entitled to participate in any stock purchase, pension, Section 401(k) plan (to the extent permitted by applicable law), profit sharing, defined contribution, deferred compensation, stock bonus, stock option, cash bonus or other incentive compensation plan or plans (i) which may be in effect from time to time during the course of his employment by the Corporation and which are generally available to executives of the Corporation or (ii) as the Board of Directors determines. In addition, the Corporation shall provide an automobile or an automobile allowance to the Employee upon such terms as determined by the Board of Directors, and shall bear the cost of an annual medical physical examination for the Employee each calendar year.

     3.4 The Corporation shall reimburse the Employee for all reasonable and necessary business expenses incurred by him on behalf of the Corporation in the course of his duties hereunder upon the presentation by the Employee of appropriate documentation substantiating the amount of and purpose for which such expenses were incurred.

     3.5 The Employee shall be entitled to two (2) weeks paid vacation in each calendar year, which vacation shall be taken at times consistent with the performance by the Employee of his obligations hereunder. Any vacation time not fully used by the Employee in any one (1) calendar year may be carried over for one
(1) additional calendar year. If any such vacation time is carried over to a subsequent calendar year, then any vacation time taken in the subsequent calendar year shall be applied first against the carryover vacation time from the prior calendar year.

     3.6 (a) This Section 3.6 shall remain in effect so long as the Employee remains employed hereunder by the Corporation and for one year subsequent to the Employee's termination Without Cause, but shall not be operative unless and until there has been a Change in Control, as defined in Section 6.4 hereof. Upon such a Change in Control, this Section 3.6 shall become operative immediately.

          (b) If a Change in Control (as defined in Section 6.4) occurs (i) while the Employee is employed by the Corporation hereunder, or (ii) subsequent to the termination of the Employee's employment hereunder by the Corporation Without Cause and prior to the first anniversary of such termination, the Employee may, in his sole discretion, within twelve (12) months after the date of the Change in Control, give notice to the Corporation that he intends to elect to exercise his rights under this Section 3.6, which notice shall specify the number of shares of the Corporation's common stock, par value $0.025 per share (the "Stock"), that the Employee is electing to have the Corporation purchase pursuant to
Section 3.6(c), which number of shares of Stock shall in no event exceed 50% of the shares of Stock beneficially owned by the Employee (the "Notice of Intention"). Within thirty (30) days after the Corporation's receipt of the Notice of Intention, the Corporation shall provide written notice to the Employee setting forth the Corporation's computation of the amount of the per share Stock purchase price that would be payable pursuant to subsection (c) of this Section 3.6, accompanied by the written opinion of the Corporation's independent certified public accountants confirming the Corporation's computation. If the Employee takes exception to the Corporation's computation of such amount, the Employee may (but shall not be prejudiced in his right to later contest the amount actually paid by failing to do so) give a further written notice to the Corporation setting forth in reasonable detail the Employee's exceptions to the Corporation's computation, accompanied by the written opinion of the Employee's tax advisor confirming the basis for such exceptions. Exercise by the Employee of his rights pursuant to this Section 3.6 shall only be made by giving further notice thereof to the Corporation (the "Notice of Exercise") within six (6) months from the date of the Notice of Intention.

          (c) If the Employee gives the Notice of Exercise described in Section 3.6(b) to the Corporation, the Corporation shall purchase from the Employee the number of shares of Stock indicated in the Notice of Intention, provided that in no event shall the Corporation be required to purchase more than fifty percent (50%) of the shares of Stock beneficially owned by the Employee (which amount shall be appropriately adjusted in the event of a reclassification, recapitalization, split-up, combination, exchange of shares, stock dividend, etc.), at a per share price determined under Exhibit "A" hereto. The Corporation shall, within five (5) business days after the date of the Notice of Exercise, deliver to the Employee a certified or cashier's check in the amount payable pursuant to this Section 3.6(c) in exchange for the number of shares of Stock indicated in the Notice of Intention (duly endorsed for transfer to the Corporation).

          (d) Without limiting Section 2.5, the Employee shall not be entitled to the put right described in this Section 3.6 in the event that the Employee terminates this Agreement without cause.

     4.   Disability or Death.
          -------------------

     4.1 Notwithstanding Section 2.1, if, during the period of employment hereunder, because of illness or other physical or mental incapacity, the Employee shall fail for a period of one hundred twenty (120) consecutive days to render the services required hereunder, then the Corporation, at its option, may terminate this Agreement by notice from the Corporation to the Employee, effective on the giving of such notice. In the event of such termination, the Corporation shall continue to pay to the Employee his then current salary for a period of one hundred eighty
(180) days after such termination. In the event that the Employee's disability prevents his return to full-time employment, the Corporation shall pay to the Employee, following the 180 days, seventy-five percent (75%) of his current salary (at the date of his disability) for the following twelve (12) months, fifty percent (50%) of his current salary (at the date of his disability) for the ensuing twelve months, and twenty-five percent (25%) of his current salary (at the date of his disablity)for a final twelve month period, and, to the extent permitted by the applicable benefit arrangement or plan, shall permit the Employee to retain for such period the benefit arrangements, and to continue to participate for such period in the benefit plans referred to in Section 3 hereof in which he is participating at the time of such termination.
However, the Corporation shall not have the right to terminate the employment of the Employee hereunder if, at the time the Corporation gives notice of termination to the Employee, the Employee has then again begun to render services for the Corporation as required hereunder.

     4.2 Notwithstanding Section 2.1, in the event of the Death of the Employee during the term hereof, his employment hereunder shall terminate on the date of Death, however, in the event the Employee dies while on Corporation business or during business related travel, the Corporation shall pay to his surviving spouse his then current salary and medical benefits for a period of twelve (12) months following the death of the Employee.

     5.   Other Activities During Employment.
          ----------------------------------

     5.1 During the term of his employment by the Corporation, neither the Employee nor any entity in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender of money or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities of any company having a class of securities which is publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     5.2 The Employee shall not at any time during the term of this Agreement or after the termination hereof directly or indirectly divulge, furnish, use, publish or make accessible to any person or entity any Confidential Information (as hereinafter defined). Any Confidential Information prepared by the Employee or which come into the Employee's possession during this Agreement are and remain the property of the Corporation and, upon termination of the Employee's employment, all such records and copies thereof shall be either left with or returned to the Corporation.

     5.3 The term "Confidential Information" shall mean information disclosed to the Employee or known, learned, created or observed by him as a consequence of or through his employment by the Corporation, not generally known in the relevant trade or industry, about the Corporation's business activities, products, customers, suppliers, services and procedures, including, but not limited to, information concerning costs, product performance, customer requirements, advertising, sales promotion, publicity, sales data, research, finances, accounting, methods, procedures, trade secrets, business plans, client, supplier or distributor lists and records, potential client, supplier or distributor lists, and client, supplier or distributor billings. Notwithstanding the foregoing, "Confidential Information" shall not include information publicly disclosed by the Corporation or known by the Employee prior to the inception of the Corporation.

     6.   Post-Employment Activities.
          --------------------------

     6.1 For a period of six (6) months after termination of his employment by the Corporation, except (i) a termination subsequent to a Change in Control of the Corporation, as defined herein,
(ii) a termination by the Employee under Section 2.4 above, or
(iii) a termination by the Corporation Without Cause, neither the Employee, nor any entity or business in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities which are publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     6.2 The Employee acknowledges that he has been employed for his special talents and that his leaving the employ of the Corporation would seriously and adversely affect the business of the Corporation. In addition to all remedies permitted by law or in equity and without limiting any injunctive or other relief to which the Corporation may be entitled in respect of any obligation of the Employee, the Corporation shall be entitled to injunctive relief to enforce the provisions of Sections 5 and 6 hereof; provided, that the Corporation shall not be entitled to injunctive relief with respect to Section 6.1 hereof if at the time such relief is sought the Corporation is failing to make payments to the Employee which it is required to make pursuant to the terms hereof.

     6.3 The Employee will not, during the period of six (6) months after termination of his employment by the Corporation, except (i) a termination subsequent to a Change in Control, as defined below, (ii) a termination by the Employee under Section 2.4 above, or (iii) a termination by the Corporation Without Cause, either in the Employee's individual capacity or as agent for another, hire or offer to hire or entice away any person who has been an officer, employee, or agent of the Corporation at any time during the immediately preceding year or in any other manner persuade or attempt to persuade any of such persons to discontinue their relationship with the Corporation nor divert or attempt to divert from the Corporation any business whatsoever by influencing or attempting to influence any customer, supplier or distributor of the Corporation to diminish or discontinue his or its business with the Corporation.

     6.4 For the purposes of this Agreement, a Change in Control shall be deemed to have occurred if (i) there shall be consummated
(a) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation's capital stock are converted into cash, securities or other property (other than a merger in which the holders of the Corporation's capital stock immediately prior to the merger have the same proportionate ownership of capital stock of the surviving corporation immediately after the merger), or (b) any sale, lease, exchange or other transfer (whether in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Corporation, or (ii) any person (as such term is defined in Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than John D. Garber or his affiliates, shall become the beneficial owner (within the meaning of Regulation 13D under the Exchange Act) of more than twenty-five (25%) of the Corporation's then outstanding capital stock, or (iii) a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

     7. Assignment. This Agreement shall not be assignable by the Corporation except (i) to a corporation or other entity controlling, controlled by or under common control with the Corporation, or (ii) to a successor to all or substantially all of the business of the Corporation. This Agreement shall inure to the benefit of and be binding upon the Corporation, its permitted successors and permitted assigns, and upon the Employee and his heirs, executors, administrators and legal representatives. This Agreement shall not be assignable by the Employee.

     8. Notices. All notices under this Agreement shall be in writing and shall be deemed to have been given at the time when mailed by registered or certified mail, addressed to the address below of the party to which notice is given, or to such changed address as such party may have fixed by notice:

     To the Corporation:     The American Education Corporation
     ------------------      7506 North Broadway
                             Oklahoma City, Oklahoma 73116

     To the Employee:        Thomas A. Shively
                             14431-C N. Pennsylvania
                             Oklahoma City, Oklahoma 73134

     9. Entire Agreement. This Agreement contains and constitutes the entire agreement between the parties herein and supersedes all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

     10. Applicable Law. This Agreement shall be construed, enforced and governed in accordance with the laws of the State of Oklahoma.

     11. Invalidity. If any provision contained in this Agreement shall for any reason be held to be invalid, illegal, void or unenforceable in any respect, such provision shall be deemed modified so as to constitute a provision conforming as nearly as possible to such invalid, illegal, void or unenforceable provision while still remaining valid and enforceable, and the remaining terms or provisions contained herein shall not be affected thereby.

     12. Dispute Resolution. Except with respect to the rights of the Corporation to obtain equitable relief under Sections 5 and 6 hereof, any dispute arising in any way out of this Agreement and which cannot be resolved by good faith negotiations between the parties within thirty (30) days after either party shall have notified the other party in writing of his or its desire to arbitrate the dispute shall be submitted to and settled through binding arbitration in accordance with the rules of the American Arbitration Association as from time to time in effect. The arbitration proceedings shall be conducted by a sole arbitrator who shall be an attorney with not less than ten (10) years experience in commercial law. All disputes or claims of the parties subject to arbitration shall be consolidated into a single arbitration proceeding. The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma. The award or determination of the arbitrator shall be final and binding upon all parties and shall be subject to enforcement in any court of competent jurisdiction. The arbitrator shall have the authority to award costs and expenses of arbitration to either party as the arbitrator sees fit.

     13. Approvals and Consents Must Be in Writing. Whenever this Agreement calls for the consent, vote, or approval of any person, such consent, vote, or approval shall be effective only if it is in writing and signed by or on behalf of the party who is granting such consent, vote, or approval unless the circumstances clearly indicate that a writing is not required to evidence such consent, vote, or approval.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 5th day of December, 1998.


CORPORATION:                  THE AMERICAN EDUCATION CORPORATION


                              /s/ Jeffrey E. Butler
                              ----------------------------------
                              Jeffrey E. Butler, President



EMPLOYEE:                     /s/ Thomas A. Shively
                              ----------------------------
                              Thomas A. Shively

                         EXHIBIT "A"

The per share price for purposes of Section 3.6(c) shall be the greater of (i) the price per share paid that caused the Change of Control or (ii) the average closing price for the 90 consecutive trading days preceding the date of the Notice of Intention .



                              Exhibit 10.9

                       EMPLOYMENT AGREEMENT WITH
                NEIL R. JOHNSON DATED DECEMBER 5, 1998


                   EXECUTIVE EMPLOYMENT AGREEMENT
                   ------------------------------


     This EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated effective as of the 5th day of December, 1998 (the "Effective Date"), is entered into by and between The American Education Corporation (the "Corporation"), a Colorado corporation, and Neil
R. Johnson (the "Employee").

                        WITNESSETH:

     WHEREAS, the Employee is currently employed as an at-will employee by the Corporation;

     WHEREAS, the Corporation desires to continue the employment of the Employee upon the terms and conditions herein set forth; and

     WHEREAS, the Employee desires to continue to be so employed upon such terms and conditions:

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

     1.   Employment and Responsibilities.
          -------------------------------

     1.1 The Corporation shall employ the Employee, and the Employee shall serve, as Vice President and Chief Financial Officer of the Corporation on the terms set forth herein. In such capacity, the Employee shall have responsibility for management of the Corporation's financial, accounting and human resources activities. The Employee shall report to the President of the Corporation and shall perform such duties as the President may direct and as are commensurate with his position as Vice President and Chief Financial Officer provided that the Employee shall not be required to perform any duty which would constitute Cause within the meaning of Section 2.3(b) hereof, and further provided that the Employee's duties shall at all times be consistent with the Bylaws and Articles of Incorporation, as the same may be amended from time to time, of the Corporation and the policies established from time to time by the Corporation.

     1.2 The Employee shall devote all of his business time to the business and affairs of the Corporation and to the promotion of its interests. Notwithstanding the foregoing, the Employee may engage in other activities if such activities do not materially interfere with the Employee's performance of his duties and obligations hereunder, and may make and manage his personal investments, provided that such activities and investments are not prohibited hereby and do not violate the terms hereof. The Corporation shall provide the Employee with adequate office facilities and staff commensurate with his position to enable him to perform his duties hereunder.

     2.   Term of Employment.
          ------------------

     2.1 The term of the Employee's employment hereunder shall be two (2) years, commencing on the Effective Date and ending on December 5, 2000 (the "Termination Date"); provided, however, that the Termination Date shall automatically be extended for additional one-year renewal periods unless more than one hundred eighty (180) days prior to the Termination Date (as it may be extended from time to time), either party gives written notice that such term shall not thereafter be so extended. If any such notice is given, then the term hereof shall not be automatically extended upon the future occurrence of any one-year anniversary date hereof.

     2.2 Notwithstanding the provisions of Section 2.1 hereof, the Corporation shall have the right, on written notice to the Employee, to terminate the Employee's employment for Cause, as defined in Section 2.3 below, such termination to be effective as of the date on which notice is given or as of such later date otherwise specified in the notice. If the Corporation terminates the Employee's employment other than (i) for Cause or (ii) due to the Employee's death ("Death") or illness or incapacity as defined in Section 4.1 ("Disability"), then the Corporation shall be deemed to have terminated the Employee's employment "Without Cause". In such event, the Corporation shall pay to the Employee a lump sum severance benefit in an amount equal to fifty percent (50%) of the Employee's salary for the preceding twelve full calendar months.
In addition, to the extent permitted by applicable law, the Employee will be entitled to receive, for six (6) full calendar months following the effective date of the Employee's termination Without Cause, all Executive Benefits, as defined in Sections 3.2 and 3.3 below, which the Employee was receiving or entitled to receive as of such termination Without Cause. Further, all outstanding options to purchase Common Stock of the Corporation which shall have been granted to the Employee shall immediately become exercisable (if not already exercisable in full) and shall continue in full force and effect.

     Without limiting Section 2.5, the Employee shall not be entitled to any severance benefits or other benefits in the event that the Employee terminates this Agreement without cause. Nothing in this Agreement shall be construed to require that the Corporation pay the Employee more than fifty percent (50%) of twelve (12) months salary severance or provide the Employee with Executive Benefits for more than six (6) months after the Employee is no longer employed by the Corporation.

     2.3 For purposes of this Agreement, the term "Cause" shall mean any of the following by the Employee: (a) failure to comply with any of the material terms of this Agreement, which failure is curable and is not cured by the Employee within thirty (30) days after the Employee has received written notice of such failure from the Corporation; (b) intentional refusal to perform his duties, responsibilities or obligations under this Agreement, which refusal continues for not less than thirty (30) days after the Employee has received written notice thereof from the Corporation; or (c) the Employee's conviction of a felony involving moral turpitude or which is otherwise materially injurious to the business or reputation of the Corporation.

     2.4 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement upon the willful and material breach of this Agreement by the Corporation or upon a material change by the Corporation without the consent of the Employee in the Employee's functions, duties or responsibilities which would cause the Employee's position with the Corporation to become of materially less dignity, responsibility, importance or scope. In such event, the Employee shall be treated as if he had been terminated by the Corporation Without Cause, and he shall be entitled to the severance amount and benefits described in Section
2.2 and, upon a Change in Control, the put described in Section
3.6.

     2.5 Notwithstanding the provisions of Section 2.1 hereof, the Employee may terminate this Agreement at any time without cause upon thirty (30) days prior written notice to the Corporation.
From the date of termination, the Employee shall have no further rights to any compensation or benefits under this Agreement (including but not limited to the severance payments or other benefits described in Section 2.2 or the put described in Section 3.6). Upon receiving such notice of termination from the Employee, the Corporation shall have the right to terminate the employment of the Employee at any time prior to the expiration of the thirty-day notice period, in which event the Employee shall have no rights to any further compensation or benefits under this Agreement from and after the date of termination.

     3.   Compensation
          ------------

     3.1 The Corporation shall pay to the Employee for his services hereunder a salary at the rate of $80,000 per annum, payable in equal installments (subject to withholding) in accordance with the Corporation's regular payroll schedule. Such salary as in effect from time to time may be increased as determined by the Board of Directors in its sole discretion. The salary payable to the Employee any time hereunder shall not be decreased. The Corporation may also pay to the Employee a cash bonus from time to time as and when appropriate.

     3.2 The Employee shall be entitled to participate in, and receive benefits from, any insurance, medical, dental, health and accident, hospitalization, disability, or other employee benefit plan of the Corporation which may be in effect at any time during the course of his employment by the Corporation and which is generally available to executives of the Corporation (these benefits, along with the benefits in Section 3.3, being referred to as the Employee's "Executive Benefits").

     3.3 The Employee shall be entitled to participate in any stock purchase, pension, Section 401(k) plan (to the extent permitted by applicable law), profit sharing, defined contribution, deferred compensation, stock bonus, stock option, cash bonus or other incentive compensation plan or plans (i) which may be in effect from time to time during the course of his employment by the Corporation and which are generally available to executives of the
Corporation or (ii) as the Board of Directors determines.   In
addition, the Corporation may provide, in its sole discretion, an automobile or an automobile allowance to the Employee upon such terms as determined by the Board of Directors, and shall bear the cost of an annual medical physical examination for the Employee each calendar year.

     3.4 The Corporation shall reimburse the Employee for all reasonable and necessary business expenses incurred by him on behalf of the Corporation in the course of his duties hereunder upon the presentation by the Employee of appropriate documentation substantiating the amount of and purpose for which such expenses were incurred.

     3.5 The Employee shall be entitled to two (2) weeks paid vacation in each calendar year, which vacation shall be taken at times consistent with the performance by the Employee of his obligations hereunder. Any vacation time not fully used by the Employee in any one (1) calendar year may be carried over for one
(1) additional calendar year. If any such vacation time is carried over to a subsequent calendar year, then any vacation time taken in the subsequent calendar year shall be applied first against the carryover vacation time from the prior calendar year.

     3.6 (a) This Section 3.6 shall remain in effect so long as the Employee remains employed hereunder by the Corporation and for one year subsequent to the Employee's termination Without Cause, but shall not be operative unless and until there has been a Change in Control, as defined in Section 6.4 hereof. Upon such a Change in Control, this Section 3.6 shall become operative immediately.

          (b) If a Change in Control (as defined in Section 6.4) occurs (i) while the Employee is employed by the Corporation hereunder, or (ii) subsequent to the termination of the Employee's employment hereunder by the Corporation Without Cause and prior to the first anniversary of such termination, the Employee may, in his sole discretion, within twelve (12) months after the date of the Change in Control, give notice to the Corporation that he intends to elect to exercise his rights under this Section 3.6, which notice shall specify the number of shares of the Corporation's common stock, par value $0.025 per share (the "Stock"), that the Employee is electing to have the Corporation purchase pursuant to
Section 3.6(c), which number of shares of Stock shall in no event exceed 50% of the shares of Stock beneficially owned by the Employee (the "Notice of Intention"). Within thirty (30) days after the Corporation's receipt of the Notice of Intention, the Corporation shall provide written notice to the Employee setting forth the Corporation's computation of the amount of the per share Stock purchase price that would be payable pursuant to subsection (c) of this Section 3.6, accompanied by the written opinion of the Corporation's independent certified public accountants confirming the Corporation's computation. If the Employee takes exception to the Corporation's computation of such amount, the Employee may (but shall not be prejudiced in his right to later contest the amount actually paid by failing to do so) give a further written notice to the Corporation setting forth in reasonable detail the Employee's exceptions to the Corporation's computation, accompanied by the written opinion of the Employee's tax advisor confirming the basis for such exceptions. Exercise by the Employee of his rights pursuant to this Section 3.6 shall only be made by giving further notice thereof to the Corporation (the "Notice of Exercise") within six (6) months from the date of the Notice of Intention.

          (c) If the Employee gives the Notice of Exercise described in Section 3.6(b) to the Corporation, the Corporation shall purchase from the Employee the number of shares of Stock indicated in the Notice of Intention, provided that in no event shall the Corporation be required to purchase more than fifty percent (50%) of the shares of Stock beneficially owned by the Employee (which amount shall be appropriately adjusted in the event of a reclassification, recapitalization, split-up, combination, exchange of shares, stock dividend, etc.), at a per share price determined under Exhibit "A" hereto. The Corporation shall, within five (5) business days after the date of the Notice of Exercise, deliver to the Employee a certified or cashier's check in the amount payable pursuant to this Section 3.6(c) in exchange for the number of shares of Stock indicated in the Notice of Intention (duly endorsed for transfer to the Corporation).

          (d) Without limiting Section 2.5, the Employee shall not be entitled to the put right described in this Section 3.6 in the event that the Employee terminates this Agreement without cause.

     4.   Disability or Death.
          -------------------

     4.1 Notwithstanding Section 2.1, if, during the period of employment hereunder, because of illness or other physical or mental incapacity, the Employee shall fail for a period of one hundred twenty (120) consecutive days to render the services required hereunder, then the Corporation, at its option, may terminate this Agreement by notice from the Corporation to the Employee, effective on the giving of such notice. In the event of such termination, the Corporation shall continue to pay to the Employee his then current salary for a period of ninety (90) days after such termination. In the event that the Employee's disability prevents his return to full-time employment, the Corporation shall pay to the Employee, following the 90 days, seventy-five percent (75%) of his current salary (at the date of his disability) for the following six (6) months, fifty percent (50%) of his current salary (at the date of his disability) for the ensuing six months, and twenty-five percent (25%) of his current salary (at the date of his disablity)for a final six month period, and, to the extent permitted by the applicable benefit arrangement or plan, shall permit the Employee to retain for such period the benefit arrangements, and to continue to participate for such period in the benefit plans referred to in Section 3 hereof in which he is participating at the time of such termination. However, the Corporation shall not have the right to terminate the employment of the Employee hereunder if, at the time the Corporation gives notice of termination to the Employee, the Employee has then again begun to render services for the Corporation as required hereunder.

     4.2 Notwithstanding Section 2.1, in the event of the Death of the Employee during the term hereof, his employment hereunder shall terminate on the date of Death, however, in the event the Employee dies while on Corporation business or during business related travel, the Corporation shall pay to his surviving spouse his then current salary and medical benefits for a period of six (6) months following the death of the Employee.

     5.   Other Activities During Employment.
          ----------------------------------

     5.1 During the term of his employment by the Corporation, neither the Employee nor any entity in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender of money or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities of any company having a class of securities which is publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     5.2 The Employee shall not at any time during the term of this Agreement or after the termination hereof directly or indirectly divulge, furnish, use, publish or make accessible to any person or entity any Confidential Information (as hereinafter defined). Any Confidential Information prepared by the Employee or which come into the Employee's possession during this Agreement are and remain the property of the Corporation and, upon termination of the Employee's employment, all such records and copies thereof shall be either left with or returned to the Corporation.

     5.3 The term "Confidential Information" shall mean information disclosed to the Employee or known, learned, created or observed by him as a consequence of or through his employment by the Corporation, not generally known in the relevant trade or industry, about the Corporation's business activities, products, customers, suppliers, services and procedures, including, but not limited to, information concerning costs, product performance, customer requirements, advertising, sales promotion, publicity, sales data, research, finances, accounting, methods, procedures, trade secrets, business plans, client, supplier or distributor lists and records, potential client, supplier or distributor lists, and client, supplier or distributor billings. Notwithstanding the foregoing, "Confidential Information" shall not include information publicly disclosed by the Corporation or known by the Employee prior to the inception of the Corporation.

     6.   Post-Employment Activities.
          --------------------------

     6.1 For a period of six (6) months after termination of his employment by the Corporation, except (i) a termination subsequent to a Change in Control of the Corporation, as defined herein,
(ii) a termination by the Employee under Section 2.4 above, or
(iii) a termination by the Corporation Without Cause, neither the Employee, nor any entity or business in which he may be interested as a partner, member, manager, trustee, director, officer, employee, shareholder, option holder, lender or guarantor, shall engage directly or indirectly in any business competitive with that of the Corporation; provided, however, that the foregoing shall not be deemed to prevent the Employee from investing in securities which are publicly traded, so long as such investment holdings do not, in the aggregate, constitute more than 5% of any class of such company's securities. Without limiting the generality of the foregoing, a business or a company may be deemed to be competitive with the Corporation if 10% or more of its gross revenues are derived, directly or indirectly, from the design, marketing, sale, licensing, or servicing of educational microcomputer software or CD-ROM titles.

     6.2 The Employee acknowledges that he has been employed for his special talents and that his leaving the employ of the Corporation would seriously and adversely affect the business of the Corporation. In addition to all remedies permitted by law or in equity and without limiting any injunctive or other relief to which the Corporation may be entitled in respect of any obligation of the Employee, the Corporation shall be entitled to injunctive relief to enforce the provisions of Sections 5 and 6 hereof; provided, that the Corporation shall not be entitled to injunctive relief with respect to Section 6.1 hereof if at the time such relief is sought the Corporation is failing to make payments to the Employee which it is required to make pursuant to the terms hereof.

     6.3 The Employee will not, during the period of six (6) months after termination of his employment by the Corporation, except (i) a termination subsequent to a Change in Control, as defined below, (ii) a termination by the Employee under Section 2.4 above, or (iii) a termination by the Corporation Without Cause, either in the Employee's individual capacity or as agent for another, hire or offer to hire or entice away any person who has been an officer, employee, or agent of the Corporation at any time during the immediately preceding year or in any other manner persuade or attempt to persuade any of such persons to discontinue their relationship with the Corporation nor divert or attempt to divert from the Corporation any business whatsoever by influencing or attempting to influence any customer, supplier or distributor of the Corporation to diminish or discontinue his or its business with the Corporation.

     6.4 For the purposes of this Agreement, a Change in Control shall be deemed to have occurred if (i) there shall be consummated
(a) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation's capital stock are converted into cash, securities or other property (other than a merger in which the holders of the Corporation's capital stock immediately prior to the merger have the same proportionate ownership of capital stock of the surviving corporation immediately after the merger), or (b) any sale, lease, exchange or other transfer (whether in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Corporation, or (ii) any person (as such term is defined in Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than John D. Garber or his affiliates, shall become the beneficial owner (within the meaning of Regulation 13D under the Exchange Act) of more than twenty-five (25%) of the Corporation's then outstanding capital stock, or (iii) a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

     7. Assignment. This Agreement shall not be assignable by the Corporation except (i) to a corporation or other entity controlling, controlled by or under common control with the Corporation, or (ii) to a successor to all or substantially all of the business of the Corporation. This Agreement shall inure to the benefit of and be binding upon the Corporation, its permitted successors and permitted assigns, and upon the Employee and his heirs, executors, administrators and legal representatives. This Agreement shall not be assignable by the Employee.

     8. Notices. All notices under this Agreement shall be in writing and shall be deemed to have been given at the time when mailed by registered or certified mail, addressed to the address below of the party to which notice is given, or to such changed address as such party may have fixed by notice:

     To the Corporation:     The American Education Corporation
     ------------------      7506 North Broadway
                             Oklahoma City, Oklahoma 73116

     To the Employee:        Neil R. Johnson
     ---------------         6500 N.W. Grand Blvd. #136
                             Oklahoma City, Oklahoma 73116

     9. Entire Agreement. This Agreement contains and constitutes the entire agreement between the parties herein and supersedes all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

     10. Applicable Law. This Agreement shall be construed, enforced and governed in accordance with the laws of the State of Oklahoma.

     11. Invalidity. If any provision contained in this Agreement shall for any reason be held to be invalid, illegal, void or unenforceable in any respect, such provision shall be deemed modified so as to constitute a provision conforming as nearly as possible to such invalid, illegal, void or unenforceable provision while still remaining valid and enforceable, and the remaining terms or provisions contained herein shall not be affected thereby.

     12. Dispute Resolution. Except with respect to the rights of the Corporation to obtain equitable relief under Sections 5 and 6 hereof, any dispute arising in any way out of this Agreement and which cannot be resolved by good faith negotiations between the parties within thirty (30) days after either party shall have notified the other party in writing of his or its desire to arbitrate the dispute shall be submitted to and settled through binding arbitration in accordance with the rules of the American Arbitration Association as from time to time in effect. The arbitration proceedings shall be conducted by a sole arbitrator who shall be an attorney with not less than ten (10) years experience in commercial law. All disputes or claims of the parties subject to arbitration shall be consolidated into a single arbitration proceeding. The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma. The award or determination of the arbitrator shall be final and binding upon all parties and shall be subject to enforcement in any court of competent jurisdiction. The arbitrator shall have the authority to award costs and expenses of arbitration to either party as the arbitrator sees fit.

     13. Approvals and Consents Must Be in Writing. Whenever this Agreement calls for the consent, vote, or approval of any person, such consent, vote, or approval shall be effective only if it is in writing and signed by or on behalf of the party who is granting such consent, vote, or approval unless the circumstances clearly indicate that a writing is not required to evidence such consent, vote, or approval.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 5th day of December, 1998.


CORPORATION:                  THE AMERICAN EDUCATION CORPORATION

                              /s/ Jeffrey E. Butler
                              ----------------------------------
                              Jeffrey E. Butler, President



EMPLOYEE:                     /s/ Neil R. Johnson
                              ----------------------------------
                              Neil R. Johnson

                          EXHIBIT "A"

The per share price for purposes of Section 3.6(c) shall be the greater of (i) the price per share paid that caused the Change of Control or (ii) the average closing price for the 90 consecutive trading days preceding the date of the Notice of Intention .




                              Exhibit 31.1

                CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                       PURSUANT TO SECTION 302
                  OF THE SARBANES-OXLEY ACT OF 2002


I, Jeffrey E. Butler, certify that:

1.  I have reviewed this quarterly report on Form 10-QSB of The
American Education Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

  c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  August 15, 2005

/s/  Jeffrey E. Butler
----------------------
Signature
Title:  Chief Executive Officer



                              Exhibit 31.2

                CERTIFICATION OF CHIEF FINANCIAL OFFICER
                       PURSUANT TO SECTION 302
                  OF THE SARBANES-OXLEY ACT OF 2002


I, Neil R. Johnson, certify that:

1.  I have reviewed this quarterly report on Form 10-QSB of The
American Education Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

  c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  August 15, 2005

/s/  Neil R. Johnson
--------------------
Signature
Title:  Chief Financial Officer



                              Exhibit 32.1




                 CERTIFICATION BY CHIEF EXECUTIVE OFFICER
        PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Quarterly Report on Form 10-QSB of The American Education Corporation (the "Company") for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey E. Butler, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Jeffrey E. Butler
     ---------------------
     Jeffrey E. Butler
     Chief Executive Officer

     August 15, 2005



                              Exhibit 32.2




                 CERTIFICATION BY CHIEF FINANCIAL OFFICER
        PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Quarterly Report on Form 10-QSB of The American Education Corporation (the "Company") for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Neil R. Johnson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Neil R. Johnson
     -------------------
     Neil R. Johnson
     Chief Financial Officer

     August 15, 2005



EXHIBIT D - Form of Exchange Agent Agreement





Date: October 18, 2005


UMB Bank, N.A., as Exchange Agent
P.O. Box 410064
Kansas City, MO 64141-0064

Attention:  Nancy L. Hoffman


RE:  Stock Split by The American Education Corporation

Ladies and Gentlemen:

          Pursuant to an Amendment to the Certificate of Incorporation of the American Education Corporation (the "Company"), the Company will effect (1) a 1-for-2,000 reverse split of its common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of the Company issuing fractional shares resulting from the reverse split to Stockholders of less than 2,000 pre-reverse split shares, the Company will pay cash equal to $1,000 multiplied by the fractional share which would otherwise be held by such stockholder (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of Company common stock after the Reverse Split (The "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $10.00 multiplied by such fractional share (collectively, the "Transaction"). The Transaction contemplates the use of an Exchange Agent (a) to notify the shareholders of the Company that they may proceed to surrender their shares and as to the process for such surrender, (b) to accept the surrender of such shares, and (c) to issue new share certificates representing the shares owned after the Transaction and checks for payments made in lieu of any fractional shares on behalf of the Company.

          The effective date of the Transaction is the date the Certificate of Change to amend the Certificate of Incorporation is filed with the Secretary of State of the State of Nevada (the "Effective Date").

          In connection with your appointment as Exchange Agent, you are authorized and instructed as follows:

     1. As soon as reasonably practicable after the Effective Date, the Exchange Agent shall mail to each owner of shares of record at the close of business on the business day immediately preceding the Effective Date a Letter of Transmittal in the form attached hereto as Exhibit A. For the purpose of such mailing, the identities and addresses of such owners of shares shall be established by a shareholders list and address labels to be acquired from UMB Bank, N.A., as the transfer agent. UMB Bank, N.A. shall cause such shareholders list and address labels to be provided to Exchange Agent for use in the mailing.

     2. Upon receipt by Exchange Agent of a certificate(s) representing shares, together with a Letter of Transmittal, which in a sole judgement of Exchange Agent (subject to the right of the Company to waive defects or irregularities) has been properly completed, and other required documents, Exchange Agent will cause to be issued a certificate representing the shares owned after the Transaction and a check for any fractional shares payable upon either the Reverse Split or the Forward Split (to be paid only to the extent of immediately available funds provided by the Company), to the surrendering stockholder at the rates set forth in the first paragraph above, subject to the terms presented in this letter and in the Letter of Transmittal. For the purpose of making any such payment, the Company shall deposit with Exchange Agent, from time to time as necessary, in advance, sufficient monies to permit all payments anticipated by this Paragraph 2 to be made. These monies will be held by the Exchange Agent in a segregated trust account, the principal of which is held for the benefit of holders of common stock of the Company who are entitled to cash payments in lieu of fractional shares. UMB shall be entitled to keep all sweep fees, shareholder servicing fees or similar fees charged by UMB on this account or received by mutual funds into which
the funds are invested.   To the extent that Exchange Agent does not have
sufficient funds available to make payments for fractional shares on any business day, Exchange Agent shall fax a notice of deficiency to Company. Company shall wire to Exchange Agent sufficient funds to cover all such checks by no later than 12:00 p.m. Central Time on the second business day following notification of deficiency by Exchange Agent. In the event Company fails to wire sufficient funds to Exchange Agent by 12:00 p.m. Central Time on the second business day following notice of deficiency, Exchange Agent shall have the right to immediately terminate this agreement upon written notice to Company.

     3. Exchange Agent will keep such records as are reasonably necessary to document the receipt and processing of shares and Letters of Transmittal surrendered to the Exchange Agent.

     4. Exchange Agent shall retain shares, Letter of Transmittal, and related documents, properly surrendered to it until the Termination Date, as hereinafter defined, and following said Termination Date shall deliver such shares, Letters of Transmittal and other items to the Company.

     5. Exchange Agent shall prepare and distribute any necessary 1099 information forms and shall perform any necessary backup withholding.

     6.   The Exchange Agent:

          (a) shall have no obligation to make payment for any fractional shares unless the Company shall have deposited with to the Exchange Agent fully collected funds sufficient to pay in full all amounts due and payable with respect thereto;

          (b) shall have no duties or obligations other than those specifically set forth in this letter, or as may be subsequently agreed to by the Exchange Agent and the Company;

          (c) shall have no responsibility as to the validity, sufficiency, value, enforceability or genuineness of the Transaction, the shares or any certificates therefor;

          (d) may rely upon and shall be fully protected in relying and acting upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telex, telegram, stockholder list, mailing label or other instrument, or any security delivered to Exchange Agent and reasonably believed by Exchange Agent to be genuine and to have been signed or initiated by the proper party or parties;

          (e) may rely and shall be fully protected in relying and acting upon written or oral instructions of the Company with respect to any matter (including incomplete or defective surrender of Letters of Transmittal or shares) relating to service as Exchange Agent, which instruction may be issued by Jeffrey E. Butler or Neil Johnson;

          (f) may consult with and act upon an opinion of legal counsel satisfactory to the Exchange Agent and shall not be responsible for any action taken or omitted to be taken in reliance upon such opinion; and

          (g) shall be indemnified and held harmless by the Company from and against any loss, fee, cost, expense, damage, liability or other claim reasonably incurred by the Exchange Agent and arising out of its service hereunder and not arising from the gross negligence or willful misconduct of the Exchange Agent.

          7. The Company will pay the Exchange Agent compensation for services as set forth on the fee schedule attached hereto as Exhibit B.

          8. The exchange agency created hereby shall terminate on the Termination Date, which shall be October 18, 2006. On or promptly after the Termination Date, or upon termination as described in Paragraph 2, Exchange Agent shall deliver to the Company any amounts held by it for payment for fractional shares and such items as are specified by Paragraph 4 hereof. Thereupon, Exchange Agent shall have no further duty to accept surrender of Letters of Transmittal or shares or to make payments with respect thereto and Exchange Agent shall be released from any further obligation hereunder.

Very truly yours,



By  /s/ Neil R. Johnson
Title  Chief Financial Officer


          UMB Bank, N.A., hereby agrees to accept appointment as Exchange Agent and to act in accordance with the foregoing letter.

UMB BANK, N.A.


By
Title
Date



Exhibit A
                              LETTER OF TRANSMITTAL
                   For Shares of Common Stock, $.025 par value
                                       of
                       The American Education Corporation
      This Letter of Transmittal should be completed, signed and submitted, together with the certificate(s) representing your shares of
              The American Education Corporation Common Stock, to:

                                 UMB Bank, n.a.

By hand: UMB Bank, n.a.          By courier: UMB Bank, n.a.       By mail: UMB Bank, n.a.
  Securities Transfer Division     Securities Transfer Division     Securities Transfer Division
  928 Grand Blvd.                  928 Grand Blvd.                  P.O. Box 410064
  Kansas City, MO 64106            Kansas City, MO 64106            Kansas City, MO 64141-0064

Ladies and Gentlemen:

     Pursuant to (1) a reverse split of the American Education Corporation (the "Company") common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of us issuing fractional shares resulting from the combination, the Company will pay cash equal to $1,000 multiplied by the fractional share which would otherwise be held by a stockholder who has less than 2,000 pre-reverse split shares (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of Company common stock after the Reverse Split (the "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $10.00 multiplied by such fractional share (collectively, the "Transaction"), the undersigned hereby encloses herewith and surrenders to UMB Bank, n.a. the following described certificate(s) (the "Certificate(s)") representing pre-Transaction shares of the Company Common Stock (the "Old Shares").

--------------------------------------------------------------------------------
                     DESCRIPTION OF CERTIFICATE(S) SUBMITTED
           (If the space provided below is inadequate, the Certificate number(s) and number of Shares should be listed on a
                  separate schedule signed and affixed hereto.)
-------------------------------------- ---------------------- ------------------
                                                              Number of Shares
                                            Certificate        Represented by
Name and Address of Registered Holder          Number            Certificate
------------------------------------------------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------
                                       Total Shares

                                       ---------------------- ------------------
--------------------------------------------------------------------------------
NOTE: If the name or address indicated on the label above is not correct, please make any necessary changes.
--------------------------------------------------------------------------------

     The undersigned hereby surrenders the Certificates representing the Old Shares in exchange for (i) a certificate or certificates representing post-Transaction shares (the "New Shares") of the Company Common Stock, and (ii) a cash payment for any fractional shares (the "Fractional Share Payment"), each calculated as set forth in the first paragraph above.

     You are hereby authorized and instructed to prepare in the name of and deliver to the address indicated above (unless otherwise instructed in the following boxes) (i) a certificate or certificates representing New Shares, and
(ii) funds to which the undersigned is entitled as a result of the Transaction.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF) AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO UMB BANK, N.A. AT ONE OF THE ADDRESSES SET FORTH ABOVE.

--------------------------------------   ---------------------------------------
         SPECIAL REGISTRATION
       AND PAYMENT INSTRUCTIONS               SPECIAL DELIVERY INSTRUCTIONS

COMPLETE    ONLY    if    the    stock   COMPLETE ONLY if delivery of the stock
certificate(s)  evidencing the Company   certificate(s)  evidencing the Company
Common Stock  is/are to be  registered   Common  Stock  or a  Fractional  Share
in a  name,  or the  Fractional  Share   Payment  is to  be made OTHER than  to
Payment check is to be made payable to   the   address(es)  of  the  registered
a name,  OTHER than the name(s) of the   holder(s) appearing under "DESCRIPTION
registered  holder(s)  appearing under   OF  CERTIFICATES  SUBMITTED" on page 1
"DESCRIPTION      OF      CERTIFICATES   or, if the box immediately to the left
SUBMITTED" on page 1.                    of this box is filled  in,  OTHER than
                                         to the address appearing therein.

Issue  stock  certificate  to or  make   Mail stock  certificate  or Fractional
check payable to:                        Share Payment to:
(See instruction 4):
                                         Name _________________________________
Name _________________________________   ______________________________________
______________________________________   Address: _____________________________
Address: _____________________________   ______________________________________
______________________________________             (Please Print)
        (Please Print)

______________________________________
           (Signature)
Signature(s) guaranteed by an Eligible
Guarantor Institution:
(See Instruction 4)

Authorized Signature _________________

Name of Firm _________________________

--------------------------------------   ---------------------------------------

     Please provide your Taxpayer Identification Number (or the Taxpayer Identification Number of the person named in the "SPECIAL REGISTRATION AND PAYMENT INSTRUCTIONS" box above) in the Substitute Form W-9 below and certify (or have the person named in the "SPECIAL REGISTRATION AND PAYMENT INSTRUCTIONS" box above certify) by signing and dating below. For most individual taxpayers, the Taxpayer Identification Number is such person's Social Security Number.

------------------------------- ---------------------------------------- -----------------------------
SUBSTITUTE                      Part I-PLEASE PROVIDE YOUR TIN IN THE     ___________________________
Form W-9                        BOX AT RIGHT AND CERTIFY BY SIGNING AND     Social Security Number
Department of the Treasury      DATING BELOW:
Internal Revenue Service                                                  OR ________________________
                                                                             Employer Identification
Payor's Request for Taxpayer                                                     Number
Identification Number ("TIN")
                                                                          (If awaiting TIN write
                                                                              "Applied For")
------------------------------- ----------------------------------------------------------------------
                                Part II-For Payees NOT subject to backup withholding, see the enclosed
                                "Guidelines  for  Certification of  Taxpayer  Identification Number on
                                Substitute Form W-9" and complete as instructed therein.
------------------------------- ----------------------------------------------------------------------
CERTIFICATION-Under penalties of perjury, I certify that:
(1)  The number shown on this form is my correct taxpayer identification number
     (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because either (a) I am exempt from backup withholding, (b)I have not been notified by the Internal Revenue
     Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions-You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed guidelines.) The Internal Revenue Service does not require your consent to any provision of this document other than the certificate required to avoid backup withholding.

-------------------------------------------------------------------------------------------------------
Signature: ________________________________________________   Date:____________________________________
-------------------------------------------------------------------------------------------------------

     The undersigned hereby warrants that the undersigned has full power and authority to submit, sell, assign and transfer the Old Shares evidenced by the Certificate(s) described above, and that the Old Shares are free and clear of all liens, charges and encumbrances and not subject to any adverse claim. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the transfer of the Old Shares evidenced by the Certificate(s).

     All authority herein conferred shall survive the death or incapacity of the undersigned, and all obligations of the undersigned hereunder shall be binding upon the heirs, representatives, successors and assigns of the undersigned.

--------------------------------------------------------------------------------
                                                          SIGN HERE
Dated ___________________________
_________________________________      _________________________________________
  City and State where signed


                                       _________________________________________
_________________________________      Signature(s) of Stockholder(s) or Agent(s)
Telephone number (including            (Exactly as reflected on the Certificate(s).
area code)                             If signature is by trustee, executor,
                                       administrator, guardian, attorney-in-fact,
                                       officer for a corporation acting in a
                                       fiduciary or representative capacity, or
                                       other person, please set forth title.)
                                       (See Instruction 3.)
--------------------------------------------------------------------------------

                                  INSTRUCTIONS:

A. DELIVERY OF LETTERS OF TRANSMITTAL AND CERTIFICATES; MAILING OF NEW CERTIFICATE(S).

     The method of delivery of this Letter of Transmittal and the Certificate(s) to UMB Bank, n.a. is at your option and risk, but, if sent by mail, registered mail is suggested.

     The stock certificate(s) for the New Shares of the Company Common Stock and any Fractional Share Payment will be mailed by UMB Bank, n.a. as soon as practicable after the effective date of the reverse stock split and after receipt of a properly executed Letter of Transmittal together with the Certificate(s).

B.   SIGNATURE(S); CERTIFICATE(S) IN DIFFERENT NAME(S).

     1. The signature (or signatures, in the case of Certificate(s) owned by two or more holders) on this Letter of Transmittal should correspond exactly with the name(s) of the registered holder(s) as written on the face of the Certificate(s) unless such Certificate(s) has been transferred by the registered holder(s), in which event this Letter of Transmittal should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the Certificate(s).

     2. The Certificate(s) need not be endorsed or accompanied by any instrument of assignment or transfer other than this Letter of Transmittal, if registered in the name of the person(s) signing this Letter of Transmittal as long as the new certificate(s) for the Company Common Stock is/are to be issued to such person(s).

     3. If this Letter of Transmittal is signed or if the endorsement on any Certificate(s) is executed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact, or in any other representative or fiduciary capacity, the person signing this Letter of Transmittal or executing the endorsement must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with any Certificate(s).

     4. If the new certificate is to be in the name(s) of a person or persons, or the Fractional Share Payment is to be made payable to a person or persons, other than the person(s) in whose name(s) the Old Shares are registered, the signature(s) of the person(s) signing this Letter of Transmittal must be guaranteed in the "Special Registration and Payment Instructions" box by an Eligible Guarantor Institution (as defined by Rule 17Ad-15 under the Securities Exchange Act of 1934 (12 CFR 240.17Ad-15)) in the space provided.

     5. The person(s) in whose name(s) the certificate(s) evidencing New Shares is/are to be issued must supply his, her or its Taxpayer Identification Number and provide the certification contained in the "TAXPAYER IDENTIFICATION NUMBER" box on page 3 of this Letter of Transmittal. Failure to furnish the Taxpayer Identification Number and the certification will result in backup withholding on payments due, if any, to the holder.

     6. If you have any questions about the surrender of your Certificate(s) or completion of this Letter of Transmittal, please contact UMB Bank, n.a. at (800) 884-4225.

     7. If a holder wishes to receive multiple stock certificates for New Shares (for example, to simplify substantiation of the tax basis of the New Shares) such holder should attach to this Letter of Transmittal written instructions indicating the number of Company stock certificates desired and the number of shares of Company Common Stock to be represented by each Company stock certificate. All reasonable requests, as determined by the Company in its discretion, will be honored.

C.   MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES.

If a Certificate(s) has been mutilated, lost, stolen or destroyed, you should contact UMB Bank, n.a. at (800) 884-4225 for further instructions as to obtaining a surety bond that may be required before delivery of the certificate(s) evidencing the Company Common Stock or any Fractional Share Payment.



                   EXHIBIT (E) TO DISCLOSURE DOCUMENT

                    DISSENTING STOCKHOLDERS' RIGHTS



          Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statutes ("Chapter 92A"), any stockholder of the Company is entitled to dissent to the Transaction, and obtain payment of the fair value of his shares. In the context of the Transaction, Chapter 92A provides that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares. The fair value of your shares means the value of such shares immediately before the effectuation of the Transaction, excluding any appreciation or depreciation in anticipation of the Transaction unless exclusion of any appreciation or depreciation would be inequitable.

          Chapter 92A is set forth in its entirety in Exhibit A to the Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A to the Disclosure Document. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

          Within 10 days after board approval of the Reverse-Split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise his dissenter's rights.

          In order to maintain eligible to exercise dissenters' rights under Chapter 92A, you must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters' Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company. A stockholder who demands payment and deposits his stock certificates before the Transaction is consummated retains all other rights of a stockholder until those rights are cancelled by the consummation of the Transaction.

          Within thirty (30) days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. The payment will be accompanied by the following: (i) financial statements for the Company for the year ended December 31, 2004 and the most recent interim financial statements; (ii) a statement of the Company's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's rights to demand payment for the difference between the Company's estimate of the fair value of the shares and the stockholder's estimate of the fair value of the shares; and (v) a copy of Chapter 92A. If the Company does not deliver payment within thirty (30) days of receipt of the demand for payment, the dissenting stockholder by enforce his rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

          If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30 days of such payment, (i) notify the Company in writing of this or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments for the Company, or
(ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of this or her shares or that the interest due is incorrectly calculated.

                                   E-1

          If a demand for payment remains unsettled, the Company must commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses or the counsel and experts for the respective parties, in amounts the court finds equitable if the court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

          Capitalized terms not defined in this Exhibit shall have the meaning given to such terms in the Disclosure Document.

                                   E-2